
06013731

DATANG INTERNATIONAL POWER GENERATION COMPANY LIMITED
482 GUANGANMENNEI AVE., XUANWU DISTRICT
BEIJING, 100053
PRC



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

[May 9], 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Datang International Power Generation Company Limited
Rule 12g3-2(b) Materials
File No. 82-5186

Dear Sirs or Madams:

On behalf of Datang International Power Generation Company Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company:

1. [Proposed Issue Of A Shares In the PRC Connected Transaction, published [April 19], 2006]
2. [Resolution Passed At the Extraordinary General Meeting, published [March27], 2006]
3. [Announcement of 2005 Annual Results, published [Mar 27], 2006]
4. [Major Transaction Further Delay in Despatch of Circular, published [Mar 8], 2006]
5. [Major Transaction Supplemental Announcement and Delay in Despatch of Circular, published [Feb 15], 2006]
6. [Notice of Extraordinary General Meeting, published [Jan 27], 2006]
7. [Major Transaction, published [Jan 25], 2006]
8. [Discloseable and Connected Transaction, published [Jan 10], 2006]
9. [Continuing Connected Transaction, published [Dec 23], 2005]
10. [Resolutions Passed at the Extraordinary General Meeting, published [Nov 28], 2005]
11. [Discloseable Transaction, published [Sept 29], 2005]
12. [Notice of Extraordinary General Meeting, published [Oct 13], 2005]
13. [Connected Transaction, published [Sept 5], 2005]
14. [Announcement of 2005Interim Results , published [Aug 29], 2005]
15. [Connected Transaction, published [Aug 25], 2005]
16. [Clarification Announcement , published [July 18], 2005]
17. [Resolution Passed at the General Meeting for the Year 2004,the H Shares Class Meeting and the Domestic Shares Class Meeting, published [June 22], 2005]

BJ-1820

dlw 5/24

18. [Resolution Passed at the Annual General Meeting for the Year 2004,the H Shares Class Meeting and the Domestic Shares Class Meeting, published [June 21], 2005]
19. [Further Notice of H Shares Class Meeting, published [June 1], 2005]
20. [Notice of H Shares Class Meeting, published [May 5], 2005]
21. [Notice of Annual General Meeting for the Year 2004, published [May 5], 2005]
22. [Proposed Issue of A Shares in the PRC Connected Transaction and Closure of the Company's Register of Members, published [May 4], 2005]
23. [Announcement of 2004 Annual Results, published [March 28], 2005]
24. [Discloseable Transaction, published [Dec 31], 2005]

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,



Yang Hong Ming
Corporate Secretary

Enclosures



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

PROPOSED ISSUE OF A SHARES IN THE PRC
CONNECTED TRANSACTION

With reference to the announcement dated 6 May 2004 issued by the Company and the Company's circular dated 27 May 2004, the Company intended to apply to the CSRC for the issue of not more than one billion A Shares. The A Shares Issue was conditionally approved by the shareholders of the Company by way of special resolutions at the 2004 EGM and by holders of H Shares and domestic shares of the Company in the respective 2004 CSM. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2004 EGM and the 2004 CSMs, each expired on 21 June 2005.

With reference to the announcement dated 4 May 2005 issued by the Company and the Company's circular dated 25 May 2005, the Company sought to obtain the approval from the Company's shareholders for the refreshment of all relevant resolutions relating to the A Shares Issue in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs for a one-year period expiring on 20 June 2006. Such approval from the Company's shareholders had been obtained by way of special resolutions sought at the 2004 AGM and 2005 CSMs held on 21 June 2005.

As at the date of this announcement, the Company had applied to the CSRC for the A Shares Issue and the CSRC had indicated on 1 April 2005 its acceptance to review such application. The A Shares Issue is, as at the date hereof, not completed due to the fact that the formal approval from the CSRC is still pending and the Company will endeavour to complete the A Shares Issue as soon as practicable. In the circumstances, the Board has resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2005 AGM and the 2006 CSMs, to refresh for a further one-year period from the date of the 2005 AGM and 2006 CSMs all relevant resolutions relating to the A Shares Issue in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and 2004 CSMs.

As each of CDGC and TJIC is the substantial shareholder of the Company holding approximately 35.43% and 10.84% of its entire issued share capital, respectively, as at the date of this announcement, the extension of the validity period of a further one year from the date of the 2005 AGM and 2006 CSMs for each of the Private Placement Arrangements constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. In this regard, the Board has appointed the Independent Board Committee to consider and advise the Independent Shareholders, for the purpose of considering the special resolution to be sought at the 2005 AGM to refresh for a further one-year period from the date of the 2005 AGM and 2006 CSMs the relevant resolution regarding the proposed issue of A Shares to each of CDGC and TJIC under the Private Placement Arrangements and has appointed an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on this matter.

The Company will soon issue and despatch to its shareholders the notice convening the 2005 AGM and the 2006CSMs, together with the reply slip for attendance and proxy form, and a circular containing, among other things, information relating to the A Shares Issue, the recommendations of the Independent Board Committee and the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

INTRODUCTION

With reference to the announcement dated 6 May 2004 issued by the Company and the Company's circular dated 27 May 2004, the Company intended to apply to the CSRC for the issue of not more than one billion A Shares. The A Shares Issue was conditionally approved by the shareholders of the Company by way of special resolutions at the 2004 EGM and by holders of H Shares and domestic shares of the Company in the respective 2004 CSM. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2004 EGM and the 2004 CSMs, each expired on 21 June 2005.

With reference to the announcement dated 4 May 2005 issued by the Company and the Company's circular dated 25 May 2005, the Company sought to obtain the approval from the Company's shareholders for the refreshment of all relevant resolutions relating to the A Shares Issue in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs for a one-year period expiring on 20 June 2006. Such approval from the Company's shareholders had been obtained by way of special resolutions sought at the 2004 AGM and 2005 CSMs held on 21 June 2005.

As at the date of this announcement, the Company had applied to the CSRC for the A Shares Issue and the CSRC had indicated on 1 April 2005 its acceptance to review such application, The A Shares Issue is, as at the date hereof, not completed due to the fact that the formal approval from the CSRC in respect of the same is still pending, and the Company will endeavour to complete the A Shares Issue as soon as practicable. In the circumstances, the Board has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2005 AGM and the 2006 CSMs, to approve the following:

(a) conditional on the passing of the resolution as set out in paragraph (b) below, to further refresh the validity period of all relevant resolutions relating to the A Shares Issue and referred to in special resolutions numbered 1 (save as the Private Placement Arrangements) in the notice of the 2004 EGM and in special resolution in the notice of each of the 2004 CSMs, all dated 6 May 2004 issued by the Company, in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs for a further one-year from the date of the 2005 AGM and the 2006 CSMs, respectively; and

(b) conditional on the passing of the resolution as set out in paragraph (a) above, to further refresh the validity period of the Private Placement Arrangements considered and passed at the 2004 EGM and the 2004 CSMs for a further one-year period from the date of the 2005 AGM and the 2006 CSMs, respectively.

CDGC and TJIC and their respective associates will abstain from voting on the resolution set out in paragraph (b) above at the 2005 AGM.

PROPOSED A SHARES ISSUE

Structure of the A Shares Issue

The proposed structure of the A Shares Issue is set out below:

(1) Type of securities to be issued: RMB denominated ordinary shares of the Company.

(2) Number of A Shares to be issued: Not more than one billion A Shares, the exact number of which shall be determined by the Board as proposed to be authorised by the shareholders of the Company at the 2005 AGM and the 2006 CSMs.

(3) Par value: RMB1.00 per share.

(4) Target subscribers: The A Shares will be issued in two tranches, namely, to (a) the existing holders of domestic shares of the Company through the Private Placement Arrangements; and (b) natural persons and institutional investors (except those prohibited by PRC laws or regulations) within the PRC through the Public Subscription Tranche, who are not connected persons (as defined in the Listing Rules) of the Company.

(i) Private Placement Arrangements

CDGC and TJIC, part of the existing holders of domestic shares of the Company, intended to subscribe at the same issue price as the A Shares to be issued under the Public Subscription Tranche for not more than 301,704,761 and 92,358,600 A Shares (based on the issue of one billion A Shares), respectively, representing approximately 30.17% and 9.24% of the total number of A Shares to be issued (based on the issue of 1 billions A Shares), respectively. If the total number of A Shares to be issued is less than one billion, the number of A Shares to be placed to each of CDGC and TJIC will be adjusted accordingly with reference to the total number of A Shares to be issued.

The extension of the validity period for each of the Private Placement Arrangements to CDGC and TJIC constitutes connected transaction of the Company under the Listing Rules, which is subject to the approval by the Independent Shareholders at the 2005 AGM.

(ii) Public Subscription Tranche

The Company intends to issue not more than 605,936,639 A Shares (based on the issue of one billion A Shares) to natural persons and institutional investors (except those prohibited by PRC laws or regulations) within the PRC.

(5) Issue price and pricing process: The issue price of the A Shares will be determined in accordance with strict market principles based on the PRC securities market condition at the time when the A Shares Issue takes place. The final issue price as well as the pricing mechanism will, as may be required under the relevant PRC laws and regulations, be subject to be approved by all relevant PRC regulatory authorities including the CSRC.

(6) Use of proceeds: It is intended that not more than RMB6 billion will be raised from the A Shares Issue and the proceeds there from are intended to be used as follows:

(a) approximately RMB261 million to complete the Datang Shentou power generation project;

(b) approximately RMB113 million to complete the Datang Liancheng power generation project;

(c) approximately RMB321 million to complete the Datang Honghe power generation project;

(d) approximately RMB854 million to complete the Datang Pengshui hydropower generation project;

(e) approximately RMB547 million to complete phase III of the Datang Tuoketuo power generation project;

(f) approximately RMB1,089 million to complete the Datang Chaozhou power generation project;

(g) approximately RMB235 million to complete phase I of the Datang Ningde power generation project; and

(h) approximately RMB506 million to complete phase 1 of the Datang Wushashan power generation project.

The remaining balance of the proceeds from the A Shares Issue, if any, will be used as working capital of the Company and to development other projects to be approved by the Board and the relevant government authorities in the PRC and further announcement will be made in compliance with the Listing Rules as and when required. To the extent that the proceeds of the A Shares Issue are not sufficient to fund the above projects, the Company will use its internal resources if necessary.

Further details in respect of the use of proceeds will be disclosed in the circular to be despatched to the shareholders of the Company.

Shareholders' approvals passed at the 2004 EGM and 2004 CSMs, the refreshment of such approvals at the 2004 AGM and 2005 CSMs and further refreshment of such approvals

The A Shares Issue and all ancillary matters (including the proposed amendments to be made to the articles of association of the Company in connection with, and to cater for, the A Shares Issue) were conditionally approved by way of special resolutions passed at the 2004 EGM and the 2004 CSMs, and the valid period of such approval was extended at the 2004 AGM and 2005 CSMs for a year from the date of the 2004 AGM and 2005 CSMs. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period from the date of the 2004 EGM and the 2004 CSMs until 20 June 2006.

As at the date of this announcement, the Company had applied to the CSRC for the A Shares Issue and the CSRC had indicated on 1 April 2005 its acceptance to review such application. The A Shares Issue is, as at the date hereof, not completed due to the fact that the formal approval from CSRC is still pending, and the Company will endeavour to complete the A Shares Issue as soon as practicable. In the circumstances, the Board has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2005 AGM and the 2006 CSMs, to approve the following:

(a) conditional on the passing of the resolution as set out in paragraph (b) below, to further refresh the validity period of all relevant resolutions relating to the A Shares Issue and referred to in special resolutions numbered 1 (save as the Private Placement Arrangements) in the notice of the 2004 EGM and in special resolution in the notice of each of the 2004 CSMs, all dated 6 May 2004 issued by the Company, in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs for a further one-year from the date of the 2005 AGM and 2006 CSMs, respectively; and

(b) conditional on the passing of the resolution as set out in paragraph (a) above, to further refresh the validity period of the Private Placement Arrangements considered and passed at the 2004 EGM and the 2004 CSMs for a further one-year period from the date of the 2005AGM and 2006 CSMs, respectively.

CDGC and TJIC and their respective associates will abstain from voting on the resolution set out in paragraph (b) above at the 2005 AGM.

REASONS FOR AND BENEFITS OF THE A SHARES ISSUE

The Directors believe that with the proceeds raised from the A Share Issue, the Company could further develop its business in the development, construction and operation of power plants in the PRC. The A Shares Issue will also provide the Company with an alternative channel to raise further capital and will enhance the shareholders base and enlarge the capital base of the Company. It will also enhance the profile of the Company in the PRC.

EFFECTS OF THE A SHARES ISSUE ON THE COMPANY'S CAPITAL STRUCTURE

Set out below is a summary of the changes in the shareholding percentage of the Company prior to and immediately upon completion of the A Shares Issue based on the assumption that the entire one billion A Shares will be issued and the Convertible Bond issued by the Company will be fully converted into 222,127,074 H Shares (based on the conversion price of HK$5.4 per H Share) immediately upon completion of the A Shares Issue:

Type of shares	Prior to the A Shares Issue	Shareholding percentage (%) (approximate)	Immediately upon completion of the A Shares Issue	Shareholding Percentage (%) (approximate)
1. Domestic shares:				
CDGC	1,828,768,200	35.43	2,130,472,961 (1)	33.37
BEIH	671,792,400	13.01	671,792,400	10.52
HCIC	671,792,400	13.01	671,792,400	10.52
TJIC	559,827,000	10.84	652,185,600 (2)	10.21
2. Listed shares:				
A Shares held by public	–	–	605,936,639	9.49
H Shares held by public	1,430,669,000	27.71	1,652,796,074 (3)	25.89
Total	5,162,849,000	100.00	6,384,976,074	100.00

Notes:

(1) Include the 301,704,761 A Shares to be issued under the Private Placement Arrangements.

(2) Include the 92,358,600 A Shares to be issued under the Private Placement Arrangements.

(3) Include the Convertible Bond issued by the Company assumed to be fully converted into 222,127,074 H Shares.

Set out below is a summary of the changes in the shareholding percentage of the Company prior to and immediately upon completion of the A Shares Issue based on the assumption that the entire one billion A Shares will be issued and no conversion of the Convertible Bond has taken place immediately upon completion of the A Shares Issue:

Type of shares	Prior to the A Shares Issue	Shareholding percentage (%) (approximate)	Immediately upon completion of the A Shares Issue	Shareholding Percentage (%) (approximate)
1. Domestic shares:				
CDGC	1,828,768,200	35.43	2,130,472,961 (1)	34.57
BEIH	671,792,400	13.01	671,792,400	10.90
HCIC	671,792,400	13.01	671,792,400	10.90
TJIC	559,827,000	10.84	652,185,600 (2)	10.58
2. Listed shares:				
A Shares held by public	–	–	605,936,639	9.83
H Shares held by public	1,430,669,000	27.71	1,430,669,000 (3)	23.21
Total	5,162,849,000	100.00	6,162,849,000	100.00

Notes:

(1) Include the 301,704,761 A Shares to be issued under the Private Placement Arrangements.

(2) Include the 92,358,600 A Shares to be issued under the Private Placement Arrangements.

(3) Assuming no conversion of the Convertible Bond has taken place.

CONNECTED TRANSACTIONS

As at the date of this announcement, each of CDGC and TJIC holds approximately 35.43% and 10.84% of the issued share capital of the Company respectively and therefore each of them is a substantial shareholder of the Company (as defined in the Listing Rules). By virtue of these relationships, each of the Private Placement Arrangements constitutes connected transaction under Chapter 14A of the Listing Rules and is subject to the approval by the Independent Shareholders in the 2005 AGM.

In accordance with the Listing Rules, CDGC and TJIC and their respective associates will be abstained from voting in the resolution(s) regarding each of the Private Placement Arrangements.

2005 AGM AND 2006 CSMs

The Board has resolved to convene the 2005 AGM to approve, among other things, special resolutions to refresh for a further one-year period all relevant resolutions relating to the A Shares Issue and referred to in special resolutions numbered 1 (save as the Private Placement Arrangements) in the notice of the 2004 EGM and in special resolution in the notice of each of the 2004 CSMs, all dated 6 May 2004 issued by the Company, in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs, with, in respect of the relevant resolution regarding the Private Placement Arrangements, CDGC and TJIC and their respective associates abstaining from voting.

The Company will soon issue and despatch to its shareholders the notice convening the 2005 AGM and the 2006 CSMs, together with the reply slip for attendance and proxy form, and a circular containing, among other things, information relating to the A Shares Issue, the recommendations of the Independent Board Committee to the Independent Shareholders, for the purpose of considering the special resolutions to be sought at the 2005 AGM to refresh for a further one-year period the relevant resolution relating to each of the Private Placement Arrangements under the proposed A Shares Issue, on the terms of such proposed issue of A Shares to each of CDGC and TJIC, and the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"2004 AGM"	the annual general meeting of the Company for the year ended 31 December 2004 held on 21 June 2005
"2004 CSMs"	the class shareholders meeting of the Company for each of the holders of H Shares and holders of domestic shares of the Company held on 22 June 2004
"2004 EGM"	the extraordinary general meeting of the Company held on 22 June 2004
"2005 AGM"	the annual general meeting of the Company for the year ended 31 December 2005
"2005 CSMs"	the class shareholders meeting of the Company for each of the holders of H Shares and holders of domestic shares of the Company held on 21 June 2005
"2006 CSMs"	the class shareholders meeting of the Company for each of the holders of H Shares and holders of domestic shares of the Company to be held in 2006
"A Share(s)"	the domestic ordinary share(s) of the Company with a nominal value of RMB1.00 each which are to be subscribed in RMB and are proposed to be issued by the Company to (i) part of the existing holders of domestic shares of the Company and (ii) natural person and institutional investors in the PRC
"A Shares Issue"	the proposed issue of A Shares to (i) part of the existing holders of domestic shares of the Company and (ii) natural person and institutional public investors in the PRC by the Company. The A Shares, subject to the relevant approval of the relevant authorities in the PRC, are proposed to be listed on the Shanghai Stock Exchange
"associates"	having the meaning ascribed to it under the Listing Rules

"BEIH"	Beijing Energy Investment Holding Company Limited (北京能源投資(集團)有限公司), is a substantial shareholder of the Company. Beijing Energy Investment Holding Company Limited is a state-owned enterprise resulted from the merger between the Company's original shareholder Beijing International Power Development Investment Company and Beijing Integrated Investment Company. Beijing International Power Development Investment Company originally held 13.01% of the Company's issued share capital, which is now being held by Beijing Energy Investment Holding Company Limited
"Board"	the board of Directors
"CDGC"	China Datang Corporation (中國大唐集團公司), a state-owned enterprise established under the laws of the PRC and is a substantial shareholder of the Company holding approximately 35.43% of the issued share capital of the Company
"Company"	Datang International Power Generation Co. Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H Shares of which are listed on the Hong Kong Stock Exchange and the London Stock Exchange
"Convertible Bond"	the convertible bond issued by the Company on 3 September 2003 which can be converted into new H Shares
"CSRC"	China Securities Regulatory Commission
"Directors"	the directors of the Company
"HCIC"	Hebei Construction Investment Company (河北省建設投資公司), a state-owned enterprise established under the laws of the PRC and a substantial shareholder of the Company holding approximately 13.01% of the issued share capital of the Company
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Hong Kong Stock Exchange and the London Stock Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Board Committee"	a committee of the Board, comprising the independent Directors, to be established for the purposes of advising the Independent Shareholders in respect of each of the Private Placement Arrangements
"Independent Shareholders"	shareholders of the Company other than CDGC and TJIC, their respective associates and any parties acting in concert with them
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"Private Placement Arrangements"	the proposed private placing of A Shares to CDGC and TJIC at the same issue price as the A Shares to be issued under the Public Subscription Tranche.
"PRC"	the People's Republic of China
"Public Subscription Tranche"	the public offer of A Shares to natural person and institutional investors in the PRC. Such A Shares are proposed to be listed on the Shanghai Stock Exchange
"RMB"	Renminbi, the lawful currency of the PRC
"TJIC"	Tianjin Jinneng Investment Company (天津市津能投資公司), a state-owned enterprise established under the laws of the PRC and a substantial shareholder of the Company holding approximately 10.84% of the issued share capital of the Company

By Order of the Board
Datang International Power Generation Co., Ltd.
Yang Hongming
Company Secretary

Beijing, the PRC, 19 April 2006

As at the date of this announcement, the Directors are:

Zhai Ruoyu. Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

(Stock Code: 991)

RESOLUTION PASSED AT THE EXTRAORDINARY GENERAL MEETING

Datang International Power Generation Co., Ltd. (the "Company") held its extraordinary general meeting (the "EGM") at the conference room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") on 27 March 2006 (Monday) at 11:00 a.m. The convening of the EGM complied with the Company Law of the PRC and the articles of association of the Company.

The EGM was convened by the Board and chaired by Mr. Zhai Ruoyu, Chairman of the Board. According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), Computershare Hong Kong Investor Services Limited, the H Shares share registrar of the Company, acted as the scrutineer for the vote-takings of the EGM.

There were a total of 5,162,849,000 shares of the Company in issue (the "Shares") as at the date of the EGM. The transaction contemplated under the Investment Agreement constitutes connected transaction of the Company under the Listing Rules, and therefore Hebei Construction Investment Company and its associate (has the meaning ascribed to it under the Listing Rules), as stated in the circular of the Company dated 27 January 2006, were required to abstain from voting at the EGM and they did abstain from voting for or against the resolution below at the EGM. Therefore, shareholders of the Company (the "Shareholders") or their authorised proxies who were entitled to attend and to vote for or against the resolution below at the EGM represented an aggregate of 4,491,056,600 Shares. The following resolution was passed at the EGM and the results of the voting by poll are as follows:

Ordinary Resolution	**Number of shares**		**Passing rate (%)**
	For	**Against**	
To approve, ratify and confirm the investment agreement dated 8 January 2006 entered into between the Company and Hebei Construction Investment Company for the purposes of constructing and operating the Hebei Wangtan Power Plant Project by establishing Hebei Datang International Wangtan Power Co., Ltd. (the "Investment Agreement") and to authorise any one director of the Company to execute all such documents and to do all such acts or things incidental to, ancillary to or in connection with the transaction contemplated under such agreement on behalf of the Company. (Note)	3,538,234,485	0	100
The above resolution was formally passed as ordinary resolution.			

Note:

Save as disclosed herein, none of the Shareholders who were entitled to attend the EGM: (i) has to vote only against the aforementioned resolution at the EGM; (ii) had stated their intention in the circular of the Company, which was despatched to the Shareholders on 27 January 2006, to vote against any of the aforementioned resolution.

By order of the Board
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 27 March 2006

As at the date of this announcement, the Directors are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

ANNOUNCEMENT OF 2005 ANNUAL RESULTS

OPERATING AND FINANCIAL HIGHLIGHTS

- Consolidated operating revenue amounted to approximately RMB17,994 million, representing an increase of 32.47% over the year of 2004
- Consolidated profit attributable to the equity holders of the Company amounted to approximately RMB2,351 million, representing an increase of 2.55% over the year of 2004
- Basic earnings per share attributable to the equity holders of the Company amounted to approximately RMB0.46, representing an increase of approximately RMB0.02 per share over the year of 2004
- The Board has recommended a dividend of RMB0.228 per share for the year of 2005

I. COMPANY RESULTS

The board of directors (the "Board") of Datang International Power Generation Company Limited (the "Company") hereby announces the audited consolidated operating results of the Company and its subsidiaries and a joint controlled entity (hereinafter referred to as the "Company and its Subsidiaries") prepared in conformity with the International Financial Reporting Standards for the year ended 31 December 2005 (the "Year"), together with the audited consolidated operating results of the year ended 31 December 2004 (the "Previous Year") for comparison. Such operating results have been reviewed and confirmed by the Company's Audit Committee.

Consolidated operating revenue of the Company and its Subsidiaries for the Year was approximately RMB17,994 million, representing an increase of approximately 32.47% as compared to the Previous Year. Consolidated profit attributable to the equity holders of the Company for the Year was approximately RMB2,351 million, representing an increase of approximately 2.55% as compared to the Previous Year. Basic earnings per share for the Year amounted to approximately RMB0.46, representing an increase of approximately RMB0.02 per share as compared to the Previous Year.

In view of the operating results of the Company during the Year, the Board has recommended a dividend of RMB0.228 per share for the Year.

Please refer to the audited financial statements set out below for details of the consolidated operating results of the Company and its Subsidiaries.

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2005
(All amounts expressed in thousands of Rmb. except per share data)

	Note	**2005**	2004 Restated *Note 1*
Operating revenue	*2*	**17,994,389**	13,583,739
Operating costs			
Local government surcharges		**(205,439)**	(168,933)
Fuel		**(7,531,789)**	(4,951,410)
Depreciation		**(2,767,528)**	(2,086,882)
Repairs and maintenance		**(574,362)**	(544,386)
Wages and staff welfare		**(1,192,685)**	(873,380)
Others		**(1,222,946)**	(859,914)
Total operating costs		**(13,494,749)**	(9,484,905)
Operating profit		**4,499,640**	4,098,834
Share of result of associates		**(1,273)**	(3,697)
Interest income		**40,051**	46,970
Finance costs	*3*	**(675,494)**	(478,755)
Profit before income tax		**3,862,924**	3,663,352
Taxation	*4*	**(813,294)**	(919,812)
Profit for the year		**3,049,630**	2,743,540
Attributable to:			
– Equity holders of the Company		**2,351,056**	2,292,584
– Minority interests		**698,574**	450,956
		3,049,630	2,743,540
Proposed dividends	*5*	**1,177,130**	1,135,827

Earnings per share for profit attributable to the equity holders of the Company			
– basic (Rmb)	*6*	**0.46**	0.44
– diluted (Rmb)	*6*	**0.44**	0.43
Proposed dividend per share (Rmb)	*5*	**0.228**	0.220

CONSOLIDATED BALANCE SHEETS

As at 31 December 2005

(All amounts expressed in thousands of Rmb)

	Note	**2005**	2004 Restated *Note 1*
ASSETS			
Non-current assets			
Property, plant and equipment		**59,376,557**	42,635,793
Investments in associates		**793,316**	514,415
Available-for-sale investments		**306,294**	336,700
Deferred housing benefits		**188,467**	149,385
Intangible assets		**62,304**	33,561
Long-term deposit		**–**	100,000
Deferred tax assets		**119,303**	75,547
		60,846,241	43,845,401
Current assets			
Inventories		**693,019**	442,615
Other receivables and current assets		**493,081**	224,372
Accounts receivable	*7*	**1,409,528**	1,289,931
Notes receivable		**64,829**	–
Short-term bank deposits over three months		**–**	210,409
Cash and cash equivalents		**1,029,339**	3,462,019
		3,689,796	5,629,346
Total assets		**64,536,037**	49,474,747
EQUITY AND LIABILITIES			
Capital and reserves attributable to the Company's equity holders			
Share capital		**5,162,849**	5,162,849
Reserves		**13,162,613**	11,947,568
		18,325,462	17,110,417
Minority interests		**2,403,475**	1,968,309
Total equity		**20,728,937**	19,078,726
Non-current liabilities			
Long-term loans	*8*	**29,215,217**	17,949,062
Convertible bonds	*9*	**1,098,758**	1,078,027
Government grants		**210,942**	170,177
Deferred tax liabilities		**152,498**	155,328
		30,677,415	19,352,594
Current liabilities			
Accounts payable and accrued liabilities	*10*	**4,558,556**	3,455,692
Short-term loans	*11*	**5,717,280**	5,979,560
Current portion of long-term loans	*8*	**2,488,884**	1,106,875
Taxes payable		**358,359**	501,300
Deferred income		**6,606**	–
		13,129,685	11,043,427
Total liabilities		**43,807,100**	30,396,021
Total equity and liabilities		**64,536,037**	49,474,747

Notes:

1. **BASIS OF PREPARATION**

The financial statements of the Company and its Subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS"). These financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments. These policies have been consistently applied to all the years presented by the Company and its Subsidiaries unless otherwise stated.

Standards, interpretations and amendments to published standards effective in 2005

In 2005, the Company and its Subsidiaries adopted the revised/new standards and interpretations of IFRS below, which are relevant to the operations of the Company and its Subsidiaries. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

IAS 1	Presentation of Financial Statements
IAS 2	Inventories
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors .
IAS 10	Events after the Balance Sheet Date
IAS 16	Property, Plant, and Equipment
IAS 17	Leases
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 24	Related Party Disclosures
IAS 32	Financial Instruments: Disclosure and Presentation
IAS 33	Earnings per Share
IAS 36	Impairment of Assets
IAS 38	Intangible Assets
IAS 39	Financial Instruments: Recognition and Measurement

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRIC Interpretation 1	Changes in Existing Decommision, Restoration and Similar Liability

Management assessed the relevance of the adoption of IAS 1, 2, 8, 10, 16, 17, 21, 24, 32, 33, 38, 39, IFRS 2, 4 and IFRIC Interpretation 1 with respect to the operation of the Company and its Subsidiaries and concluded that they did not result in substantial changes to the accounting policies of the Company and its Subsidiaries.

IAS 1 has affected the presentation of minority interest and other disclosures.

IAS 21 had no material effect on the accounting policy of the Company and its Subsidiaries. The functional currency of each of the entities has been re-evaluated based on the guidance to the revised standard. Most of the entities of the Company and its Subsidiaries operate in the PRC and have adopted Rmb as the functional currency as well as their presentation currency for their respective entities' financial statements.

IAS 24 has extended the identification and disclosure of related parties to include state-owned enterprises and key management personnel of the Company as well as their close family members.

The adoption of IFRS 3 and IAS 36 resulted in changes in the accounting policies for goodwill and the assessment by management of asset impairment.

In accordance with the provisions of IFRS 3, the Company and its Subsidiaries ceased amortisation of goodwill from 1 January 2005. Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. From 1 January 2005 onwards, goodwill arising from all acquisitions is tested annually for impairment, as well as when there are indications of impairment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards, wherever applicable. All revised/new standards adopted by the Company and its Subsidiaries require retrospective application other than:

- IAS 16 – the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted for at fair value prospectively.
- IAS 39 – the derecognition of financial assets is applied prospectively.
- IFRS 3 – cessation of goodwill amortisation is applied prospectively, from the first annual period beginning on or after 31 March 2004.
- IFRS 4 – the disclosure requirements of this standard is applied prospectively, except for disclosures required about accounting policies, recognised liabilities and expenses.

The adoption of IFRS 3 resulted in the following changes:

	As at 31 December 2005
	Rmb'000
Non-amortisation of goodwill	5,736

	2005
	Rmb'000
Decrease in operating costs – others	5,736
Increase in basic earnings per share (Rmb)	–

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the Company and its Subsidiaries and are mandatory for accounting periods of the Company and its Subsidiaries beginning on or after 1 January 2006 or later periods but which the Company and its Subsidiaries have not early adopted, as follows:

- IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts and a complementary Amendment to IAS 32, Financial Instruments: Disclosure and Presentation (effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of (i) the unamortised balance of the related fees received and deferred, and (ii) the expenditure required to settle the commitment at the balance sheet date. Management is currently assessing the impact of these amendments to IAS 39 on the operations of the Company and its Subsidiaries.
- IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements–Capital Disclosures (effective from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company and its Subsidiaries assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company and its Subsidiaries will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.
- IFRIC Interpretation 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006). IFRIC Interpretation 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (i) fulfilment of the arrangement is dependent on the use of a specific asset or assets ("the asset"); and (ii) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC Interpretation 4 on the operations of the Company and its Subsidiaries.

Prior year comparatives

Certain comparative figures of 2004 have been reclassified to conform to the presentation of financial statements for the year ended 31 December 2005.

2. OPERATING REVENUE

	2005	2004
	Rmb'000	*Rmb'000*
Electricity	**17,892,564**	13,555,492
Heat	**101,825**	28,247
	17,994,389	13,583,739

Pursuant to the Power Purchase Agreements entered into between the Company and its Subsidiaries and the regional or provincial grid companies, the Company and its Subsidiaries are required to sell their entire net generation of electricity to these grid companies at an approved tariff rate as determined based on a regulatory process. For the year ended 31 December 2005, all of the electricity generated by the Company and its Subsidiaries was sold to North China Grid Company Limited ("NCG") and its subsidiaries.

3. FINANCE COSTS

	2005	2004
	Rmb'000	*Rmb'000*
Interest expense	791,095	491,254
Exchange (gain)/loss, net	(97,285)	1,562
Fair value gain on an interest rate swap *	(18,316)	(14,061)
	675,494	478,755

* To hedge against its interest rate risk on long-term loans, Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Tuoketuo Power Company") has entered into an interest rate swap, which is carried at fair value. However, since the swap does not meet the definitions of an effective hedge under IAS 39, the change in its fair value is included in the income statement.

4. TAXATION

	2005	2004
	Rmb'000	*Rmb'000*
Current tax	859,880	914,994
Deferred tax	(46,586)	4,818
Tax charge	813,294	919,812

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes. Except for Tuoketuo Power Company, Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company") and Hebei Datang International Huaze Hydropower Development Company Limited ("Huaze Hydropower Company"), the applicable PRC enterprise income tax rate for the Company and its Subsidiaries is 33%.

Pursuant to document Guo Ban Fa [2001] 73 issued by State Council of PRC and document Cai Shui [2001] 202 issued by the State Administration of Taxation of PRC, Tuoketuo Power Company and Liancheng Power Company as enterprises set up in the western area of PRC and engaged in a business encouraged by the government, have been granted a tax concession to pay PRC income tax at a preferential rate of 15% from 2001 to 2010. As newly set up domestic invested enterprises engaged in power generation in the western area of PRC, Tuoketuo Power Company and Liancheng Power Company are exempted from PRC enterprise income tax during the first and second years of operation and have been granted a tax concession to pay PRC enterprise income tax at 50% of the preferential rate during the third to fifth year of operation. Tuoketuo Power Company started commercial operation in 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2004 and 2005 are 0%. Liancheng Power Company started commercial operation in 2005. The applicable PRC enterprise income tax rate approved by the local tax authority in 2005 is 0%.

Pursuant to document Ji Zheng Han [2003] 126 issued by People's Government of Hebei Province and document Ji Guo Shui Fa [2003] 179 issued by State Administration of Taxation of Hebei Province, Huaze Hydropower Company, as an enterprise set up in the autonomous county started from 1 January 2003, is exempted from PRC enterprise income tax during the first to third year from the first tax profit year and has been granted a tax concession to pay PRC enterprise income tax at 50% of the tax rate during the fourth to sixth year. Huaze Hydropower Company has the tax profit since the year 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2004 and 2005 are 0%.

5. PROFIT APPROPRIATION

Dividends

On 27 March 2006, the Board of Directors proposed a dividend of Rmb0.228 per share, totalling approximately Rmb1,177,130,000 for the year ended 31 December 2005. The proposed dividends distribution is subject to the shareholders' approval in their next general meeting.

On 28 March 2005, the Board of Directors proposed a dividend of Rmb0.22 per share, totalling approximately Rmb1,135,827,000 for the year ended 31 December 2004. The proposed dividends distribution was approved by the shareholders in their general meeting date 21 June 2005.

Statutory surplus reserve

In accordance with the relevant laws and regulations of the PRC and the Company and its Subsidiaries' articles of association, the Company and its Subsidiaries are required to appropriate 10% of its net profit, after offsetting any prior years' losses, to the statutory surplus reserve. When the balance of such a reserve reaches 50% of the company's share capital, any further appropriation is optional. Approximately RMB357,493,000 (2004–RMB307,488,000) have been appropriated to statutory surplus reserve for the year ended 31 December 2005.

Statutory public welfare fund

In accordance with the Company and its Subsidiaries' articles of association, 5%-10% of its net profit is to be appropriated to a statutory public welfare fund. The statutory public welfare fund can only be utilised on capital items for the collective benefits of employees of the Company and its Subsidiaries such as construction of canteen and other staff welfare facilities. Title of these capital items will remain with the Company. This fund is non-distributable other than in liquidation. Approximately RMB296,783,000 (2004–RMB259,052,000) have been appropriated to statutory public welfare fund for the year ended 31 December 2005.

Discretionary surplus reserve

In accordance with the Company and its Subsidiaries' articles of association, the appropriation of profit to the discretionary surplus reserve and its utilisation are made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at their general meeting.

On 27 March 2006, the Board of Directors proposed an appropriation of profit of approximately Rmb759,910,000 to the discretionary surplus reserve for the year ended 31 December 2005. The proposed profit appropriation is subject to the shareholders' approval in their next general meeting.

On 28 March 2005, the Board of Directors proposed an appropriation of profit of approximately Rmb1,281,777,000 to the discretionary surplus reserve for the year ended 31 December 2004. The proposed profit appropriation was approved by the shareholders in their general meeting date 21 June 2005.

6. EARNINGS PER SHARE AND DIVIDEND PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2005 was based on the profit attributable to equity holders of the Company of approximately Rmb2,351,056,000 (2004-Rmb2,292,584,000) and on the weighted average number of 5,162,849,000 shares (2004–5,162,849,000 shares) in issue during the year.

The diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expenses less the tax effect.

	2005	2004
Profit attributable to equity holders of Company (Rmb '000)	2,351,056	2,292,584
Interest expense on convertible bonds (net of tax) (Rmb '000)	38,639	37,421
Profit used to determine diluted earnings per share (Rmb '000)	2,389,695	2,330,005
Weighted average number of ordinary shares in issue (shares in thousand)	5,162,849	5,162,849
Adjustments for assumed conversion of convertible debt (shares in thousand) *	222,127	215,813
Weighted average number of ordinary shares for diluted earnings per share (shares in thousand)	5,384,976	5,378,662
Diluted earnings per share (Rmb)*	0.44	0.43

* On 20 May 2005, the Company adjusted the conversion price from HK$5.558 per share to HK$5.4 per share. According to the adjusted conversion price, the adjustment for assumed conversion of convertible debt in 2004 would be 222,127,000, and the diluted earnings in 2004 would be Rmb0.43 per share.

Proposed dividends per share for the year ended 31 December 2005 were calculated based on the proposed dividends of approximately Rmb1,177,130,000 (2004–Rmb1,135,827,000) divided by the number of 5,162,849,000 shares (2004-5,162,849,000 shares) in issue as at 31 December 2005.

7. ACCOUNTS RECEIVABLE

Accounts receivable of the Company and its Subsidiaries mainly represents the receivable from the respective regional or provincial grid companies for tariff revenue. This receivable is unsecured and non-interest bearing. The tariff revenue is settled on a monthly basis according to the payment provisions in the power purchase agreements. As at 31 December 2005, all tariff revenues receivable from the respective grid companies were aged within three months, and no doubtful debt provisions were made thereof.

8. LONG-TERM LOANS

Long-term loans include the long-term bank loans and other long-term loans as follows:

	As at 31 December 2005	As at 31 December 2004
	Rmb'000	*Rmb'000*
Long-term bank loans (a)	**30,012,563**	17,361,017
Other long-term loans (b)	**1,691,538**	1,694,920
	31,704,101	19,055,937
Less: Amounts due within one year included under current liabilities	**(2,488,884)**	(1,106,875)
	29,215,217	17,949,062

(a) Long-term bank loans

As at 31 December 2005, approximately Rmb2,159 million (2004-Rmb2,198 million) and Rmb27,854 million (2004–Rmb15,163 million) of the long-term bank loans were denominated in USD and Rmb, respectively. Except for approximately Rmb13,044 million (2004–Rmb2,933 million) long-term bank loans were pledged by right of collection of tariff, all long-term bank loans were unsecured and bore interest at rates ranging from 3.60% to 6.12% (2004–2.88% to 6.12%) per annum. Approximately Rmb445 million (2004–Rmb1,415 million) of the Company's bank loans were guaranteed by NCG. Approximately Rmb3,792 million (2004–Rmb4,121 million) of the loans of the subsidiaries were guaranteed by the minority shareholders according to their shareholding percentage in the subsidiaries.

The long-term bank loans were drawn to finance the construction of electricity utility plants. The maturity of these loans was as follows:

	As at 31 December 2005	As at 31 December 2004
	Rmb'000	*Rmb'000*
Amount repayable		
Within one year	**2,384,860**	1,006,180
Between one and two years	**3,394,798**	1,829,213
Between two and five years	**9,828,003**	7,022,151
Over five years	**14,404,902**	7,503,473
	30,012,563	17,361,017

(b) Other long-term loans

Other long-term loans were borrowed by MOF from International Bank for Reconstruction and Development ("World Bank") and on-lent to the Company's subsidiary, Tuoketuo Power Company, for the construction of electricity utility plants. The maturity of these loans was as follows:

	As at 31 December 2005	As at 31 December 2004
	Rmb'000	*Rmb'000*
Amount repayable		
Within one year	**104,024**	100,695
Between one and two years	**110,236**	106,679
Between two and five years	**371,731**	359,794
Over five years	**1,105,547**	1,127,752
	1,691,538	1,694,920

All these loans were denominated in USD and unsecured. The other long-term loans bore interest at the rate of LIBOR Base Rate plus LIBOR Total Spread as defined in the loan agreement between MOF and World Bank, which approximated 2.03% to 3.99% per annum during the year ended 31 December 2005 (2004–1.36% to 2.03% per annum). In accordance with a guarantee agreement between NCG and MOF, NCG agreed to guarantee 60% of the loan balances. As at 31 December 2005, approximately Rmb1,015 million (2004–Rmb1,017 million) of the loans were guaranteed by NCG, while the Company provided a counter-guarantee to NCG in respect of this amount.

9. CONVERTIBLE BONDS

On 9 September 2003, the Company issued USD153,800,000, 0.75% convertible bond at a nominal value of USD153,800,000. The bonds will be matured in 5 years from the issue date at their nominal value of USD153,800,000 unless converted into the Company's ordinary shares at the holder's option at the announced conversion price, which initially was HKD5.558 per share. On 20 May 2005, the Company adjusted the conversion price to HKD5.4 per share. The conversion price is subject to adjustment in certain circumstances with a fixed rate of exchange applicable on conversion of the convertible bonds of HKD7.799 per USD1.

The fair value of the liability component and the equity conversion component were determined on the issue of the bonds. The fair value of the liability component was calculated using a market interest rate for equivalent non-convertible bonds. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserve, net of deferred income tax.

In subsequent periods the liability component continues to be presented on the amortised cost basis, until extinguished on conversion or maturity of the bond. The equity component is determined on the issue of the bond and is not changed in subsequent periods.

The convertible bonds recognised in the balance sheet as at 31 December 2005 were as follows:

	2005	2004
	Rmb'000	*Rmb'000*
Liability component at beginning of the year	**1,078,027**	1,031,722
Interest expense	**57,671**	55,852
Interest payment	**(9,443)**	(9,547)
Exchange rate adjustment	**(27,497)**	–
Liability component at end of the year	**1,098,758**	1,078,027

The carrying amount of the liability component as at 31 December 2005 of the convertible bonds approximated its fair value.

Interest expense on the bonds is calculated on the effective yield basis of 5.51% (2004–5.51%) by applying the effective interest rate for an equivalent non-convertible bond to the liability component of the convertible bond after considering the effect of issue cost.

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

	As at 31 December 2005	As at 31 December 2004
	Rmb'000	*Rmb'000*
Construction costs and deposits payable to contractors	**3,231,715**	2,290,647
Fuel and material costs payable	**927,648**	678,689
Salary and welfare payable	**93,669**	148,090
Interest rate swap liability	**69,079**	119,885
Others	**236,445**	218,381
	4,558,556	3,455,692

As at 31 December 2005, other than certain deposits for construction which were aged between one and two years, substantially all accounts payable were aged within one year.

As at 31 December 2005, the notional principal amount of the outstanding interest rate swap contract of Datang Tuoketuo was USD219,675,000 (2004–USD213,911,000), and the fixed rate and floating rate were 5.15% (2004–5.15%) and 3.82% (2004–1.86%) (LIBOR offered by British Bankers' Association on 13 July 2005), respectively.

11. SHORT-TERM LOANS

Short-term loans, as summarised below, were drawn by the Company and its Subsidiaries for the construction of electricity utility plants:

	As at 31 December 2005	As at 31 December 2004
	Rmb'000	*Rmb'000*
Short-term bank loans	**5,530,280**	5,875,560
Short-term loan payables to China Datang Finance Company/ North China Power Group Finance Company	**187,000**	104,000
	5,717,280	5,979,560

As at 31 December 2005, all short-term loans were denominated in Rmb, unsecured and bore interest at rates ranging from 4.52% to 5.84% (2004–4.54% to 5.84%) per annum. Approximately Rmb56 million (2004–Rmb1,639 million) of short-term loans were guaranteed by the minority shareholders according to their shareholding percentage in the Subsidiaries.

12. SUPPLEMENTAL FINANCIAL INFORMATION

(a) Consolidated balance sheet

	As at 31 December 2005	As at 31 December 2004
	Rmb'000	*Rmb'000*
Net current liabilities	**(9,439,889)**	(5,414,081)
Total assets less current liabilities	**51,406,352**	38,431,320
	2005	2004
Additions of property, plant and equipment	**19,781,085**	16,927,988

(b) Consolidated income statement

	2005	2004
	Rmb'000	*Rmb'000*
Interest expense	**1,684,453**	1,013,506
Less: amount capitalised in property, plant and equipment	**(893,358)**	(522,252)
	791,095	491,254
Exchange (gain)/loss, net	**(97,285)**	1,562
Fair value gain on an interest rate swap	**(18,316)**	(14,061)
Finance costs	**675,494**	478,755
Cost of inventories		
– Fuel	**7,531,789**	4,951,410
– Spare parts and consumable supplies	**120,569**	79,549
Depreciation and amortisation	**2,787,631**	2,099,835
Dividend income	**(45,298)**	(18,783)
Donation	**66,000**	–
Amortisation of deferred housing benefits	**56,618**	37,347
Gain from sale of available-for-sale investment	**36,285**	433

II. MANAGEMENT DISCUSSION AND ANALYSIS

Gross domestic product ("GDP") growth rate in the People's Republic of China (the "PRC") was approximately 9.9% during the Year. Driven by domestic economic growth, power demand in the PRC grew steadily. The nationwide power generation and power consumption in the PRC during the Year increased by approximately 12.8% and 13.45%, respectively as compared to the Previous Year. The economy and the power generation market of the service areas in which the Company and its Subsidiaries are located maintained rapid growth. During the Year, power generation of the Beijing-Tianjin-Tangshan ("BTT") Power Grid increased by approximately 17.4% as compared to the Previous Year; power generation of the Shanxi Power Grid increased by 20.51% as compared to the Previous Year; power generation of the Gansu Power Grid increased by 11.28% as compared to the Previous Year. During the Year, power generation of the Company and its Subsidiaries rose approximately 27.10% as compared to the Previous Year, while operating revenue rose approximately 32.47%, profit before taxation rose approximately 5.45% and consolidated profit attributable to the equity holders of the Company rose approximately 2.55%.

1. Production

As at 31 December 2005, the installed capacity (managed capacity) of operating units owned by the Company and its Subsidiaries totalled 13,810 MW. Total power generation of the Company and its Subsidiaries for the Year amounted to approximately 70.988 million MWh, representing an increase of approximately 27.10% as compared to the Previous Year. Total on-grid electricity amounted to approximately 66.680 million MWh for the Year, representing an increase of approximately 27.13% over the Previous Year. The increases in power generation and on-grid electricity were mainly attributable to:

(1) Continued increase in power demand: the nationwide power consumption increased by approximately 13.45% for the Year;

(2) Increase in power generation capacity: with seven power generation units of the Company's subsidiaries put into operation during the Year, the Company's managed installed capacity increased by 3,250 MW as compared to the Previous Year;

(3) Generation units operated at a high reliability level: During the Year, the Company placed emphasis on strengthening equipment management and operation management, as well as on enhancing control over equipment utilisation, with a number of equipment deficiencies that had affected the safe and economic operation of generation units being eliminated. Reliability in the operation of generation units was improved, with the equivalent availability factor of generation units being at approximately 93.15% for the Year;

(4) Secured fuel supply: Through optimising the allocation of coal resources and railway transportation capabilities, the Company deployed good organisation on coal planning and delivery so as to ensure fuel supply for the Company's operating power plants.

Operating conditions of the Company's major power plants during the Year were as follows:

No.	Name of power plant	Annual power generation *(million MWh)*	No.	Name of power plants	Annual power generation *(million MWh)*
1	Gao Jing Thermal Power Plant	3.774	7	Tangshan Thermal Power Company	4.672
2	Dou He Power Plant	10.369	8	Liancheng Power Company	3.284
3	Zhang Jia Kou Power Plant	15.124	9	Yungang Thermal Power Company	2.937
4	Xia Hua Yuan Power Plant	2.835	10	Shentou Power Company	3.911
5	Panshan Power Company	7.805	11	Huaze Hydropower Company	0.0215
6	Tuoketuo Power Company	16.255			

While endeavouring to increase power generation, the Company also put a strong emphasis on the implementation of environmental protection projects in accordance with the PRC State's environmental protection requirements. During the Year, the Company completed the desulphurisation upgrade projects for units totalling 1,650 MW, including units at Tangshan Thermal Power Company, Dou He Power Plant and Gao Jing Thermal Power Plant. The desulphurisation projects for Zhang Jia Kou Power Plant, Yungang Thermal Power Company, Panshan Power Company and Shentou Power Company have also commenced. At the same time, renovation works also commenced at the Company and its Subsidiaries with respect to flue gas denitro-oxidisation facilities, of which the project at Gao Jing Thermal Power Plant was classified as a PRC State model project. Upon its completion, Gao Jing Thermal Power Plant will become the only power plant in Beijing that operates with boiler flue gas denitro-oxidisation facilities.

2. Operational Management

The Company and its Subsidiaries achieved consolidated operating revenue of approximately RMB17,994 million during the Year, representing an increase of approximately 32.47% as compared to the Previous Year. Consolidated profit attributable to the equity holders of the Company and its Subsidiaries amounted to approximately RMB2,351 million for the Year, an increase of 2.55% as compared to the Previous Year.

During the Year, the Company and its Subsidiaries faced a tight supply in coal, electricity, oil and transportation means. The imbalance in demand and supply of electricity and coal resulted in a continued substantial upsurge of coal prices. Together with the increase in charges for water supply and environmental protection, the Company's operation was under enormous pressure. As such, the Company and its Subsidiaries strengthened its budget control and implemented cost controls at all levels as well as carried out measures to increase revenue and reduce expenses, so as to enhance profitability for all operating companies which have commenced operation.

(1) The tariff adjustment work pursuant to the fuel-tariff pass-through mechanism and the commencement of operation of desulphurisation units was conscientiously carried out, so as to put the relevant adjusted tariffs in place on time.

(2) Power generation structure was appropriately adjusted in accordance with the profit margins of units so as to enhance the overall profitability of the Company.

(3) The unit fuel costs of the Company and its Subsidiaries were controlled at a level lower than its peers by strengthening fuel costs analysis and scrutinising the change of fuel prices with analysis. More sophisticated energy conservation measures were implemented to lower fuel consumption. The Company's fuel consumption for power generation was decreased by 1.82g/kWh and the consolidated consumption rate of the plants was 6.14%.

(4) Cost controls over works under construction were strengthened so as to reduce construction expenses. During the Year, the Company proactively implemented cost controls at all levels. Costs and construction expenses were under control as soon as the construction of power plants started. During the Year, the Company placed a lot of efforts in implementing the legal person accountability system, and reinforced the concept of the project legal person with respect to full responsibility on project construction, production and operation, as well as loan borrowing and repayment. Remarkable results were achieved, as construction costs on the units that commenced operation or were under construction during the Year were less than initial budgets by over 10%.

3. Business Expansion

During the Year, the Company has achieved considerable development of coal-fired generation and hydropower generation and a total of 3,250 MW of capacity commenced operation. Proposed coal-fired and hydropower generation units with capacity totalling 8,950 MW were approved by the National Development and Reform Commission (the "NDRC"). In addition, the Company also made remarkable breakthroughs in the development of nuclear power generation as well as upstream and downstream assets related to coal mining and railway.

(1) Thermal projects: During the Year, newly constructed generation units of the Company and its Subsidiaries, with a total of approximately 3,200 MW, commenced operation. These included Units 5 and 6 (2 x 600 MW) at Tuoketuo Power Company, Unit 2 (500 MW) at Shentou Power Company, Unit 2 (300 MW) at Liancheng Power Company and Units 1 and 2 (2 x 600 MW) at Wangtan Power Project.

During the Year, 12 x 600 MW coal-fired generation units with capacity totalling 7,200 MW were approved by the NDRC.

(2) Hydropower projects: During the Year, hydropower projects proceeded smoothly, of which Unit 2 (50 MW) at Nalan Hydropower Company commenced operation.

During the Year, 5 x 350 MW hydropower units with capacity totalling 1,750 MW were approved by the NDRC.

(3) Nuclear power projects: During the Year, the Company entered into an investment agreement with Guangdong Nuclear Investment Company Limited, which proposed to participate in the construction of two nuclear power generation units of 1,000 MW each. At present, the project is included in the electric power development scheme of Fujian Province's "Eleventh Five-Year Plan", and was already submitted to the NDRC for including the same in the State's "Eleventh Five-Year Plan".

(4) Other energy projects: During the Year, the Company established a project company with Kailuan Group on a joint venture basis, which proposed to jointly develop coal mine, railway and power plant operations in Weizhou. Unit 2 of Shengli Coal Mine in Inner Mongolia, an open-cut coal mine wholly owned and developed by the Company, obtained exploration rights during the Year. Qiancao Railway, invested in and operated by the Company, commenced normal operation during the Year.

In addition to ongoing developments in hydropower, coal-fired and nuclear power projects, the Company started during the Year to conduct research in the development and utilisation of environmental friendly and renewable energy such as wind power.

4. Financial Analysis

(1) Operating Results

During the Year, the Company and its Subsidiaries achieved consolidated profit attributable to the equity holders of the Company amounting to RMB2,351 million, representing an increase of approximately 2.55% as compared to the same period of the Previous Year. The major factors for the increase and decrease of profits are as follows:

- Power sale revenue increased by RMB4,337 million as compared to the Previous Year, representing a growth of 31.99%. Of this amount, the increase in power sale revenue as a result of rise of tariffs amounted to RMB660 million, while the increase in power sale revenue attributable to power generation growth amounted to RMB3,677 million.
- Fuel costs increased by RMB2,580 million or 52.11% as compared to the Previous Year, of which the increase in fuel costs as a result of a rise in on-grid electricity volume amounted to approximately RMB1,335 million. Substantial rise in fuel prices has pushed up the unit fuel cost, which has in turn led to an increase of fuel costs of RMB1,147 million. The increase in fuel costs due to increase in thermal supply amounted to RMB98 million.
- Fixed costs increased by RMB148 million as compared to the Previous Year, which was mainly attributable to the increases in depreciation costs, maintenance costs, water expenses and pollution discharge fees incurred by newly commenced generation units during the Year.
- Net expense of finance costs increased by RMB197 million as compared to the Previous Year, which was mainly attributable to the increase in interest expenses of short-term and long-term loans of newly commenced companies for the Year.

(2) Financial Position

As at 31 December 2005, total consolidated assets of the Company and its Subsidiaries amounted to approximately RMB64,536 million, representing an increase of approximately RMB15,061 million as compared to the Previous Year. Total consolidated liabilities amounted to approximately RMB43,807 million, representing an increase of approximately RMB13,411 million as compared to the Previous Year. Minority interests amounted to approximately RMB2,403 million, representing an increase of approximately RMB435 million as compared to the Previous Year. Total equity amounted to approximately RMB20,729 million, representing an increase of approximately RMB1,650 million as compared to the Previous Year. The increase in total assets was mainly resulted from the implementation of the expansion strategy by the Company and its Subsidiaries and the corresponding increase in investments in construction-in-progress.

(3) Liquidity

As at 31 December 2005, the asset-to-liability ratio (i.e. the ratio between total liabilities and total assets) for the Company and its Subsidiaries was approximately 67.88%. The net debt-to-equity ratio (i.e. (loans + convertible bonds - cash and cash equivalents – bank deposits – marketable securities)/total equity excluding minority interests) was approximately 204.58%.

As at 31 December 2005, total cash and cash equivalents and bank deposits with a maturity of over 3 months of the Company and its Subsidiaries amounted to approximately RMB1,029 million, of which an amount equivalent to approximately RMB432 million was in foreign currencies. The Company and its Subsidiaries had no entrusted deposits or overdue fixed deposit during the Year.

As at 31 December 2005, short-term loans of the Company and its Subsidiaries amounted to approximately RMB5,717 million and bore annual interest rates ranging from 4.52% to 5.84%. Long-term loans (excluding those due within 1 year) amounted to approximately RMB29,215 million and long-term loans due within 1 year amounted to approximately RMB2,489 million at annual interest rates ranging from 2.03% to 6.12%, of which an amount equivalent to approximately RMB3,851 million was denominated in US dollar. The Company and its Subsidiaries pay regular and active attention to foreign exchange market fluctuations and constantly assess foreign currency risks.

As at 31 December 2005, NCG and some minority shareholders of the Company's Subsidiaries provided guarantees for the loans of the Company and its Subsidiaries amounting to approximately RMB5,308 million. The Company had not provided any guarantee in whatever forms for any other company apart from its Subsidiaries.

5. Outlook for 2006

According to forecasts, growth in PRC economy will remain steady in 2006 and it is expected that GDP will grow by about 8% while power consumption in the PRC is expected to grow around 11%. Tension in power supply has provided new business opportunities to the Company and its Subsidiaries. The service areas of the Company have been extended from the BTT Power Grid and the Shanxi Power Grid to the Gansu Power Grid, thereby enhancing the Company's abilities in mitigating risks and sustaining development. Implementation of the new tariff policy by the NDRC will steadily enhance the profitability of the Company and its Subsidiaries as there will be more generation units coming on stream in the coming year. A number of coal-fired and hydropower generation projects of the Company were approved by the NDRC which has created conditions for further development of the Company. However, operating conditions in 2006 also have their not-so-optimistic side. With the effect of China's macroeconomic measures, the operating environment of the power market has been difficult. As more generation units are commencing operations, utilisation rates of generation units are expected to reduce, and the power market characterised by competition will add difficulty to operation. There will be enormous pressure on fuel supply, and rise in fuel costs and stricter requirements for environment protection may affect the earnings of the Company. As such, the Company will strive to strengthen its management and overcome the unfavourable factors, aiming at increasing production and revenue and achieving better economic performance. In 2006, the Company will focus on the following:

1. Actively pursue expansion in coal-fired power, renewable energy projects such as hydropower and wind power, nuclear power, coal mining, railway and power related projects in upstream and downstream projects in accordance with the development strategies of the Company;
2. Actively identify different financing channels so as to lower the Company's capital costs and to appropriately rationalise its capital structure; actively prepare for future financing requirements arising from the Company's rapid business expansion;
3. Focusing on and comprehensively enhance the operation safety; improve the safety assessment system for substantial risk sources so that the substantial risk sources will be controlled within an acceptable range; establish a safety management system to govern procedures on handling incidents; and improve the quality in inspection and maintenance;
4. Implement cost controls at all levels and devote efforts to establishing a cost saving enterprise; control construction expenses; whilst assuring coal supply for the power plants, strive to reduce fuel costs, financial costs and other expenses; enhance energy conservation and consumption reduction; and maintain a steady growth in economic efficiency;
5. Strengthen management over works quality and completion schedules; and strive for the power generating units totalling above 5,000 MW to commence operation with high quality in 2006.

III. SHARE CAPITAL AND DIVIDENDS

(1) Share Capital

No new shares were issued by the Company during the Year. As at 31 December 2005, the total share capital of the Company amounted to 5,162,849,000 shares, divided into 5,162,849,000 shares of RMB1.00 each.

(2) Shareholding of Substantial Shareholders

As far as the directors of the Company are aware, as at 31 December 2005, the interests or short positions of the person or entities in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") (Chapter 571 of the Law of Hong Kong), or as otherwise required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, were as follows:

Name of shareholder	Class of shares	No. of shares held	Percentage to total issued share capital of the Company (%)	Percentage to total issued domestic shares (%)	Percentage to total issued H shares (%)
China Datang Corporation	Domestic shares	1,828,768,200	35.43	49	–
Beijing Energy Investment (Holding) Company Limited	Domestic shares	671,792,400	13.01	18	–
Hebei Construction Investment Company	Domestic shares	671,792,400	13.01	18	–
Tianjin Jinneng Investment Company	Domestic shares	559,827,000	10.84	15	–
UBS AG	H shares	169,353,508(L) 47,859,124(S)	3.28 0.93	– –	11.84(L) 3.35(S)
Alliance Capital Management L.P.	H shares	157,493,140(L)	3.05	–	11.01(L)
JP Morgan Chase & Co.	H shares	144,218,597(L) 86,283,871(P)	2.79 1.67	– –	7.98(L) 6.03(P)
Templeton Asset Management Limited	H shares	84,472,320(L)	1.64	–	5.90(L)

(L)=Long positions (S)=Short positions (P)=Lending pool

(3) Dividends

The Board has declared dividends of RMB0.228 per share for the Year. Dividends to be distributed to domestic shareholders will be declared in and paid by RMB, while those to be distributed to foreign shareholders will be declared in RMB but paid in Hong Kong dollar. Hong Kong dollar exchange rate for the purpose of dividends payment shall be based on the average of the closing rates of the Hong Kong dollar/RMB exchange rates quoted by the People's Bank of China on each business day within the week immediately prior to payment. The dividends will be paid on or before 30 June 2006.

(4) Shareholding by the Directors and Supervisors

As at 31 December 2005, none of the Directors, supervisors and chief executive of the Company had any interest and short positions in the shares, underlying assets and debentures of the Company or any of its associated corporation (within the meaning of Securities and Futures Ordinance) which should be brought to the attention of the Company and The Stock Exchange of Hong Kong Limited under the provisions of Divisions 7 and 8 of Part XV of the SFO, or as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance or as otherwise required to notify the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

IV. SIGNIFICANT EVENTS

At the extraordinary general meeting convened on 27 November 2005, the appointment of Mr. Fang Qinghai as non-executive director of the Company and the resignation of Mr. Kou Bingen as non-executive director of the Company due to personal reasons were approved.

V. PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Year, the Company has not purchased, sold or redeemed any of its listed securities.

VI. COMPLIANCE OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

To the knowledge of the Board, the Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited during the Year. (Except for the deviation from the requirement of the code provision A.4.2 of the Code.)

It is provided in the code provision A.4.2 of the Code that every Director (including Directors with designated term) should be subject to retirement by rotation at least once every three years.

Pursuant to the articles of association of the Company (the "Articles of Association"), the Company's Directors are appointed by the general meeting with each term of office not exceeding three years, and are entitled to be re-elected and re-appointed. The Company considers that the Company's Directors being re-elected and re-appointed as the Company's Directors by the general meeting is in the interest of maintaining continuity of the existing operating measures and policies, so the Articles of Association have not stipulated any requirements on the system of retirement by rotation.

VII. COMPLIANCE OF THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

Upon specific enquiries made to all the directors of the Company and in accordance with information provided, the Board confirmed that all directors of the Company have complied with the provisions under the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules during the Year.

VIII. AUDIT COMMITTEE

In accordance with the Listing Rules, the Company has set up an Audit Committee which comprises 3 independent non-executive Directors and 2 non-executive Directors. The Audit Committee is responsible for reviewing the Company's financial reporting procedures and internal controls.

The Audit Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Company and its Subsidiaries. It has also discussed matters regarding internal controls and the annual financial statements, including the review of the financial statements for the twelve months ended 31 December 2005.

The Audit Committee considers that the 2005 annual financial reports of the Company and its Subsidiaries have complied with the applicable accounting standards, and that the Company has made appropriate disclosure thereof.

By order of the Board
Zhai Ruoyu
Chairman

Beijing, the PRC, 27 March 2006

The 2005 annual report of the Company containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin*, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing*

* *independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

MAJOR TRANSACTION

FURTHER DELAY IN DESPATCH OF CIRCULAR

Reference is made to the Announcement and the Delay Announcement in respect of the Investment Agreement which constitutes a major transaction of the Company under the Listing Rules.

In spite of the progress that has been made in the preparation of the statement of sufficiency of working capital of the Company since the date of the Delay Announcement, the Company, based on the consultations with the auditors, expects that such statement will be finalised on or before 30 March 2006. Further, additional time is required for the Company to update the information up to 31 January 2006 in the indebtedness statement which is required to be included in the Circular under the Listing Rules. Therefore, the despatch of the Circular, which contains further information of the Investment Agreement and other information in compliance with the requirements of the Listing Rules, will be delayed to on or before 30 March 2006.

Reference is made to the announcements of the Company dated 25 January 2006 (the "Announcement") and dated 15 February 2006 (the "Delay Announcement") in respect of the Investment Agreement which constitutes a major transaction of the Company under the Listing Rules. Terms used herein shall have the same meanings as those defined in the Announcement unless stated otherwise.

Pursuant to Rules 14.38 and 14.40 of the Listing Rules, the Company is required to despatch the circular in respect of the aforesaid major transaction (the "Circular") to the Shareholders within 21 days of the publication of the Announcement, which falls on or before 16 February 2006. As disclosed in the Delay Announcement, the despatch of the Circular has been delayed until on or before 9 March 2006.

In spite of the progress that has been made in the preparation of the statement of sufficiency of working capital of the Company since the date of the Delay Announcement, the Company, based on the consultations with the auditors, expects that such statement will be finalised on or before 30 March 2006. Further, additional time is required for the Company to update the information up to 31 January 2006 in the indebtedness statement which is required to be included in the Circular under the Listing Rules. The Company has therefore made an application to the Stock Exchange for a waiver from strict compliance with Rules 14.38 and 14.40 of the Listing Rules and for an further extension of deadline for the despatch of the Circular, which contains further information of the Investment Agreement and other information in compliance with the requirements of the Listing Rules, to on or before 30 March 2006.

By Order of the Board
Datang International Power Generation Co., Ltd.
Yang Hongming
Company Secretary

Beijing, the PRC, 8 March 2006

As at the date of this announcement, the Directors are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

MAJOR TRANSACTION

SUPPLEMENTAL ANNOUNCEMENT AND DELAY IN DESPATCH OF CIRCULAR

Reference is made to the Announcement in respect of the Investment Agreement which constitutes a major transaction of the Company under the Listing Rules.

METHOD OF APPROVAL BY SHAREHOLDERS

Since no Shareholder is required to abstain from voting if the Company were to convene a general meeting to approve the Investment Agreement and the Company has obtained written confirmation approving the Investment Agreement from each of China Datang Corporation, Beijing Energy Investment (Group) Company, Hebei Construction Investment Company and Tianjin Jinneng Investment Company, who together hold an aggregate of 3,732,180,000 domestic Shares representing approximately 72.29% of the issued share capital of the Company, the shareholders' approval requirement under Rule 14.40 of the Listing Rules has therefore been satisfied by means of written Shareholders' approval pursuant to Rule 14.44 of the Listing Rules and a general meeting of the Company to approve the Investment Agreement will not be held.

DELAY IN DESPATCH OF CIRCULAR

Further, due to the intervening Lunar New Year Public Holidays in the PRC from 29 January 2006 to 4 February 2006 (both dates inclusive), additional time is required for the Company to prepare and finalise the statement of sufficiency of working capital for incorporation into the Circular as required under the Listing Rules and therefore, the despatch of the Circular, which contains further information of the Investment Agreement and other information in compliance with the requirements of the Listing Rules, will be delayed to on or before 9 March 2006.

Reference is made to the announcement of the Company dated 25 January 2006 (the "Announcement") in respect of the Investment Agreement which constitutes a major transaction of the Company under the Listing Rules. Terms used herein shall have the same meanings as those defined in the Announcement unless stated otherwise.

METHOD OF APPROVAL BY SHAREHOLDERS

Under Rule 14.40 of the Listing Rules, the Investment Agreement is subject to, inter alia, Shareholders' approval requirement. Pursuant to Rule 14.44 of the Listing Rules, such Shareholders' approval requirement can be satisfied by means of the written approval from a closely allied group of Shareholders who together hold more than 50% in nominal value of the Shares giving the right to attend and vote at such general meeting of the Company to approve the Investment Agreement. As at the date of this announcement, the Company has obtained written confirmation approving the Investment Agreement from each of China Datang Corporation, Beijing Energy Investment (Group) Company, Hebei Construction Investment Company and Tianjin Jinneng Investment Company, who holds 1,828,768,200 domestic Shares, 671,792,400 domestic Shares, 671,792,400 domestic Shares and 559,827,000 domestic Shares, respectively, representing approximately 35.43%, 13.01%, 13.01% and 10.84%, respectively, of the issued share capital of the Company.

Each of (a) China Datang Corporation (or its predecessor, North China Power Group Company, which transferred its entire shareholding in the Company to China Datang Corporation by way of administrative allocation on 9 April 2003 without any change of ultimate beneficial ownership since both China Datang Corporation and North China Power Group Company were wholly-owned by the PRC State), (b) Beijing Energy Investment (Group) Company (or its predecessor, Beijing International Power Development and Investment Company, which transferred its entire shareholding in the Company to Beijing Energy Investment (Group) Company by way of administrative allocation in December 2004 without any change of ultimate beneficial ownership since both Beijing International Power Development and Investment Company and Beijing Energy Investment (Group) Company were wholly-owned by the PRC State) and (c) Hebei Construction Investment Company has been Shareholder since the incorporation of the Company (formerly known as Beijing Datang Power Generation Co., Ltd.) in December 1994 and Tianjin Jinneng Investment Company has been Shareholder since 1999. Each of China Datang Corporation (or its predecessor, North China Power Group Company), Beijing Energy Investment (Group) Company (or its predecessor, Beijing International Power Development and Investment Company), Hebei Construction Investment Company and Tianjin Jinneng Investment Company had voted in an affirmative way (save and except in the event that any of them was required to abstain from voting under the Listing Rules) on each

of the Shareholders' resolutions (other than routine resolutions at annual general meetings of the Company) for the past 3 years. In view of the above, China Datang Corporation, Beijing Energy Investment (Group) Company, Hebei Construction Investment Company and Tianjin Jinneng Investment Company could be viewed as a closely allied group of Shareholders for the purpose of approving the Investment Agreement.

Since no Shareholder is required to abstain from voting if the Company were to convene a general meeting to approve the Investment Agreement and the Company has obtained written confirmation approving the Investment Agreement from each of China Datang Corporation, Beijing Energy Investment (Group) Company, Hebei Construction Investment Company and Tianjin Jinneng Investment Company, who together hold an aggregate of 3,732,180,000 domestic Shares representing approximately 72.29% of the issued share capital of the Company, the shareholders' approval requirement under Rule 14.40 of the Listing Rules has therefore been satisfied by means of written Shareholders' approval pursuant to Rule 14.44 of the Listing Rules and a general meeting of the Company to approve the Investment Agreement will not be held.

DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rules 14.38 and 14.40 of the Listing Rules, the Company is required to despatch the circular in respect of the aforesaid major transaction (the "Circular") to the Shareholders within 21 days of the publication of the Announcement, which falls on or before 16 February 2006.

Due to the intervening Lunar New Year Public Holidays in the PRC from 29 January 2006 to 4 February 2006 (both dates inclusive), additional time is required for the Company to prepare and finalise the statement of sufficiency of working capital for incorporation into the Circular as required under the Listing Rules. The Company has therefore made an application to the Stock Exchange for a waiver from strict compliance with Rules 14.38 and 14.40 of the Listing Rules and for an extension of deadline for the despatch of the Circular, which contains further information of the Investment Agreement and other information in compliance with the requirements of the Listing Rules, to on or before 9 March 2006.

By Order of the Board
Datang International Power Generation Co., Ltd.
Yang Hongming
Company Secretary

Beijing, the PRC, 15 February 2006

As at the date of this announcement, the Directors are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin*, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing*

* *independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the "EGM") of Datang International Power Generation Co., Ltd. (the "Company") will be held at the Company's Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") at 11:00 a.m. on 27 March 2006 for the purpose of considering and, if thought fit, pass the following resolution:

Ordinary Resolution

"To approve, ratify and confirm the investment agreement dated 8 January 2006 entered into between the Company and Hebei Construction Investment Company for the purposes of constructing and operating the Hebei Wangtan Power Plant Project by establishing Hebei Datang International Wangtan Power Co., Ltd. and to authorise any one director of the Company to execute all such documents and to do all such acts or things incidental to, ancillary to or in connection with the transaction contemplated under such agreement on behalf of the Company."

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 27 January 2006

Notes:

1. Shareholders of the Company should note that, pursuant to the articles of association of the Company, no transfer of shares of the Company will be registered from 26 February 2006 to 27 March 2006, both dates inclusive. Shareholders of the Company whose names are registered in the register of members of the Company at the close of business on 24 February 2006 are entitled to attend and vote at the EGM.

2. Any shareholder of the Company entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

3. If more than one proxy are appointed to attend the EGM, the voting rights can only be exercised by way of poll.

4. If the proxy form of a holder of H shares of the Company is signed by any person other than the shareholder of the Company, the power of attorney or other authority should be notarially certified. To be valid, notarially certified copy of the power of attorney or other authority, together with the proxy form, must be deposited at the Company's H share registrar, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the holding of the EGM.

5. If the proxy form of a holder of domestic shares of the Company is signed by any person other than the shareholder of the Company, the power of attorney or other authority should be notarially certified. To be valid, notarially certified copy of the power of attorney or other authority, together with the proxy form, must be deposited at the Company at 8/F, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China. Postcode: 100053, not less than 24 hours before the holding of the EGM.

6. Shareholders of the Company who intend to attend the EGM are required to send the Notice of Attendance to the registered address of the Company by hand, post, cable or fax on or before 6 March 2006. Completion and return of the Notice of Attendance will not affect the right of shareholders of the Company to attend the EGM.

7. The EGM is expected to last for an hour. Shareholders of the Company or their proxies (if any) attending the EGM shall be responsible for their own travel and accommodation expenses.

Registered Address of the Company:
8/F, No. 482, Guanganmennei Avenue,
Xuanwu District, Beijing,
The People's Republic of China
Postcode: 100053
Tel: (8610) 83581905 Fax: (8610) 83977083 or (8610) 83581907

As at the date of this notice, the Directors are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

MAJOR TRANSACTION

Investment Agreement

The Board would like to announce that on 25 January 2006, the Company entered into the Investment Agreement with Guangdong Nuclear Power for the purposes of constructing and operating the Ningde Nuclear Power Project by establishing Ningde Nuclear Power Company. Pursuant to the Investment Agreement, the Company and Guangdong Nuclear Power Investment agreed to contribute to the registered capital of Ningde Nuclear Power Company in the proportion of 49% and 51%, respectively.

Major Transaction

According to the Listing Rules, as the consideration ratio (as defined in Rule 14.07 of the Listing Rules) is more than 25%, the Investment Agreement constitutes a major transaction of the Company. The Investment Agreement is therefore subject to the notification, publication and shareholders' approval requirements as set out in Rules 14.34 to 14.40 of the Listing Rules.

A circular containing details of the Investment Agreement, together with a notice of the EGM, will be despatched to the Shareholders as soon as practicable.

INVESTMENT AGREEMENT

Date

25 January 2006

Parties

(i) the Company; and

(ii) Guangdong Nuclear Power Investment.

Major Terms

Amount of total investment and registered capital of Ningde Nuclear Power Company

Pursuant to the Investment Agreement, the Company and Guangdong Nuclear Power Investment agreed to contribute to the registered capital of Ningde Nuclear Power Company in the proportion of 49% and 51%, respectively, for the purposes of constructing and operating the Ningde Nuclear Power Project.

The total investment amount of the Ningde Nuclear Power Project is expected to be approximately RMB23,442,000,000 (equivalent to approximately HK$22,540,000,000), which is subject to the verification by the relevant governmental authorities in the PRC, 20% of which is the registered capital of Ningde Nuclear Power Company, i.e. approximately RMB4,688,000,000 (equivalent to approximately HK$4,508,000,000). Pursuant to the Investment Agreement, the initial registered capital of Ningde Nuclear Power Company is RMB200,000,000 (equivalent to approximately HK$192,308,000), 49% and 51% of which will be contributed in cash by the Company and Guangdong Nuclear Power Investment, respectively, after the signing of the Investment Agreement. The Investment Agreement does not stipulate a time limit within which both parties will contribute to the initial registered capital of Ningde Nuclear Power Company. The Company's contribution to the registered capital of Ningde Nuclear Power Company will be funded by internal resources. As at the date of this announcement, no contribution to the registered capital of Ningde Nuclear Power Company has been made by the parties to the Investment Agreement.

The parties to the Investment Agreement agreed to procure the increase of registered capital of Ningde Nuclear Power Company in stages in line with the construction progress of Ningde Nuclear Power Project and such increased portion of registered capital of Ningde Nuclear Power Company will be contributed by the Company and Guangdong Nuclear Power Investment in the same proportion as their respective contribution to the said initial registered capital.

According to the Investment Agreement, all funds required for the construction of the Ningde Nuclear Power Project will be funded by the registered capital of Ningde Nuclear Power Company and third party borrowings in the PRC and in which case, each of the Company and Guangdong Nuclear Power Investment will severally guarantee such borrowings in proportion to their respective capital contribution in Ningde Nuclear Power Company if so required. In the event of any further capital contribution or guarantee of borrowings by the Company, it will comply with the relevant requirements under the Listing Rules if and when necessary.

Effective date of the Investment Agreement

The Investment Agreement will become effective when the respective party to the Investment Agreement has obtained their internal approvals for the investments under the Investment Agreement which, apart from the approval by the Shareholders pursuant to the Listing Rules, have all been obtained as at the date of this announcement.

The establishment of Ningde Nuclear Power Company

Pursuant to the Investment Agreement and in accordance with the Company Law of the PRC, the parties to the Investment Agreement will apply to the local state administration of industry and commerce authority of the PRC for the registration and business license of Ningde Nuclear Power Company within 90 days from the effective date of the Investment Agreement. If Ningde Nuclear Power Company is not established within 180 days from the signing of the Investment Agreement by the parties thereto, the Investment Agreement will be automatically discharged unless the parties thereto has entered into further agreement. Upon the establishment of Ningde Nuclear Power Company, it will be owned as to 49% by the Company and 51% by Guangdong Nuclear Power Investment and therefore will not be treated as a subsidiary of the Company.

Other major terms

Pursuant to the Investment Agreement, if the relevant verification notice for Ningde Nuclear Power Project from the relevant authorities in the PRC have not been granted after three years from the establishment of Ningde Nuclear Power Company, the obligations of the contributions to the registered capital to Ningde Nuclear Power Company by parties thereto will be suspended from the last date of the said three year period until the date when such notice is granted.

INFORMATION RELATING TO THE COMPANY

The Company is principally engaged in the development and operation of power plants, the sale of electricity and thermal power, and the repair, testing and maintenance of power equipment and power related technical services, with its present main operation in the PRC.

INFORMATION RELATING TO GUANGDONG NUCLEAR POWER INVESTMENT

The principal business of Guangdong Nuclear Power Investment includes the investment on nuclear power project, and import and export of goods and technical services relating to nuclear power generation, with its current main operations in Guangdong province, the PRC.

INFORMATION RELATING TO THE NINGDE NUCLEAR POWER COMPANY

Ningde Nuclear Power Company will be established for the purposes of constructing and operating Ningde Nuclear Power Project. The Ningde Nuclear Power Project, consisting of two 1000 MW level nuclear power generating units, will be located in Qinyu Town, Fuding County, Ningde City, Fujian Province, the PRC. The project proposal for the Ningde Nuclear Power Project has been submitted to the National Development and Reform Commission, the PRC. The commencement date of the construction of Ningde Nuclear Power Project would be determined after the verification of such project by the relevant authorities in the PRC. The commencement of the operation of each of the nuclear power generating unit of Ningde Nuclear Power Project is subject to the approval of the relevant environmental authorities in the PRC. The two power generating units of Ningde Nuclear Power Project are expected to commence operation in October 2012 and June 2013, respectively.

REASONS FOR AND BENEFITS OF ENTERING INTO THE INVESTMENT AGREEMENT

The mismatch of power demand and supply in Fujian Province has emerged as a result of continuing growth in demand and the limited and inadequate coal resources within such province. The investment and development of nuclear power project in Fujian Province is in line with the State's power policies of "diligently furthering the development of nuclear power" and diversifying the means of power generation. The Investment Agreement represents an important move of the Company to implement the strategy of diversification of the means of power generation which will in turn alleviate the pressure in respect of environmental compliance and fuel supply on the Company as a whole. The Board believes that the power generating units constructed in Ningde Nuclear Power Project could take advantage of the growing demand for electricity in Fujian Province, which in turn would enhance the operating profits of the Company as a whole. In view of the above, the Directors (including the independent non-executive Directors) believe that the terms of the Investment Agreement are fair and reasonable and in the interests of the Shareholders as a whole.

MAJOR TRANSACTION

According to the Listing Rules, as the consideration ratio (as defined in Rule 14.07 of the Listing Rules) is more than 25%, the Investment Agreement constitutes a major transaction of the Company. The Investment Agreement is therefore subject to the notification, publication and shareholders' approval requirements as set out in Rules 14.34 to 14.40 of the Listing Rules. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Guangdong Nuclear Power Investment and its ultimate beneficial owner is a third party who is not connected person of the Company and is independent of the Company and connected persons of the Company.

DESPATCH OF CIRCULAR

A circular containing, among other things, further information on the Investment Agreement, together with a notice of the EGM, will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

"Board"	the board of Directors
"Company"	Datang International Power Generation Co., Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H Shares are listed on the Stock Exchange and the London Stock Exchange
"connected person"	has the meaning ascribed to it in the Listing Rules
"Director(s)"	the director(s) of the Company
"Domestic Shares"	ordinary shares issued by the Company, with a nominal value of RMB1.00 each, which are subscribed for or credited as paid up in Renminbi
"EGM"	the extraordinary general meeting of the Company to be held to consider and, if thought fit, to approve the Investment Agreement

"Guangdong Nuclear Power Investment"	Guangdong Nuclear Power Investment Company Limited (廣東核電投資有限公司), a limited liability company incorporated in the PRC, whose principal business includes the investment on nuclear power project, and import and export of goods and technical services relating to nuclear power generation, with its current main operations in Guangdong province, the PRC
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Stock Exchange and the London Stock Exchange
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Investment Agreement"	the investment agreement dated 25 January 2006 entered into between the Company and Guangdong Nuclear Power Investment in respect of the establishment of Ningde Nuclear Power Company
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"MW"	Megawatts
"Ningde Nuclear Power Company"	Ning De Nuclear Power Company, Limited (寧德核電有限公司)
"Ningde Nuclear Power Project"	Ningde Nuclear Power Project which is planned to consist of two 1000MW level nuclear power generating units
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	the ordinary share(s) of the Company with a nominal value of RMB1.00 each, comprising Domestic Shares and H Shares
"Shareholder(s)"	the holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 25 January 2006

As at the date of this announcement, the Directors are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

For the purpose of this announcement, HK$1.00 is equivalent to RMB1.04.

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(A sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

DISCLOSEABLE AND CONNECTED TRANSACTION

Investment Agreement

The Board would like to announce that on 8 January 2006, the Company entered into the Investment Agreement with Hebei Investment for the purposes of constructing and operating the Wangtan Power Plant Project by establishing Wangtan Power Company. Pursuant to the Investment Agreement, the Company and Hebei Investment agreed to contribute to the registered capital of Wangtan Power Company in the proportion of 70% and 30%, respectively.

Discloseable and Connected Transaction

As at the date of the Investment Agreement, Hebei Investment owns approximately 13.01% of the issued share capital of the Company, therefore Hebei Investment is a connected person of the Company under the Listing Rules. Accordingly, the Investment Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) is more than 2.5%, the Investment Agreement is subject to reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.32 of the Listing Rules. Relevant details will also be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

According to the Listing Rules, the Investment Agreement also constitutes a discloseable transaction of the Company which is subject to the notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules.

A circular containing details of the Investment Agreement, together with a notice of the EGM, will be despatched to the Shareholders as soon as practicable.

INVESTMENT AGREEMENT

Date

8 January 2006

Parties

(i) the Company; and
(ii) Hebei Investment.

Major Terms

Pursuant to the Investment Agreement, the Company and Hebei Investment agreed to contribute to the registered capital of Wangtan Power Company in the proportion of 70% and 30%, respectively, for the purposes of constructing and operating the Wangtan Power Plant Project.

The total investment amount of the Wangtan Power Plant Project is expected to be approximately RMB5,940,000,000 (equivalent to approximately HK$5,711,538,462), 20% of which is the registered capital of Wangtan Power Company, i.e. RMB1,188,000,000 (equivalent to approximately HK$1,142,307,692). Pursuant to the Investment Agreement, the Company and Hebei Investment will be responsible to contribute in cash 70% (i.e. RMB831,600,000 (equivalent to approximately HK$799,615,385)) and 30% (i.e. RMB356,400,000 (equivalent to approximately HK$342,692,308)), respectively, of the registered capital of Wangtan Power Company and the payment terms of such contribution will be agreed between the parties to the Investment Agreement in accordance with the construction progress of the Wangtan Power Plant Project. The Investment Agreement does not stipulate a time limit within which both parties will contribute to the registered capital of Wangtan Power Company. As at the date of this announcement, no contribution to the registered capital of Wangtan Power Company has been made by the parties to the Investment Agreement. The Company's contribution to the registered capital of Wangtan Power Company will be funded by internal resources.

According to the Investment Agreement, all funds required for the construction of the Wangtan Power Plant Project will be funded by the registered capital of Wangtan Power Company and third party borrowings in the PRC and in which case, each of the Company and Hebei Investment will severally guarantee such borrowings in proportion to their respective capital contribution in Wangtan Power Company if so required. In the event of any further capital contribution or guarantee of borrowings by the Company, it will comply with the relevant requirements under the Listing Rules if and when necessary.

The Investment Agreement will become effective when the respective party to the Investment Agreement has obtained their internal approvals for the investments under the Investment Agreement which, apart from the approval by the Independent Shareholders pursuant to the Listing Rules, have all been obtained as at the date of this announcement. The Wangtan Power Plant Project has been approved by the National Development and Reform Commission in the PRC and the application for the business license of Wangtan Power Company is in process.

The Investment Agreement has no long-stop date and upon the establishment of Wangtan Power Company, it will become a subsidiary of the Company.

INFORMATION RELATING TO THE COMPANY

The Company is principally engaged in the development and operation of power plants, the sale of electricity and thermal power, and the repair, testing and maintenance of power equipment and power related technical services, with its present main operation in the PRC.

INFORMATION RELATING TO HEBEI INVESTMENT

The principal business of Hebei Investment includes the development of investment businesses, provision of security and guarantee to enterprises and investing in and management of energy, transportation and communications projects.

INFORMATION RELATING TO THE WANGTAN POWER PLANT PROJECT

The Wangtan Power Plant Project, consisting of two 600 MW coal-fired power generating units, is located in the Tangshan Seaport Development Zone, Tangshan, Hebei Province, the PRC, in which abundant coal resources is found. The Wangtan Power Plant Project has been approved by the National Development and Reform Commission of the PRC in 2005 and pre-construction work has been undertaken by the Company. Through negotiations during the pre-construction stage of the Wangtan Power Plant Project, the Company and Hebei Investment agreed as to the details of the cooperation in the project and accordingly entered into the Investment Agreement. Pursuant to the Investment Agreement, Hebei Investment has agreed to reimburse the Company for all expenses it incurred in the pre-construction stage of the project in the proportion of its investment in Wangtan Power Company. The Wangtan Power Plant Project is now in its testing stage.

REASONS FOR AND BENEFITS OF THE ENTERING INTO OF THE INVESTMENT AGREEMENT

The Wangtan Power Plant Project is constructed in the Hebei Province and the electricity generated by the coal-fire generating units constructed pursuant to such project will be sold in full to the BTT Power Grid. The Company believes that the power generating units constructed in the Wangtan Power Plant Project could take advantage of the growing demand for electricity in the BTT area, which in turn would enhance the operating profits of the Company as a whole. The Company also believes that the participation in the Wangtan Power Plant Project with Hebei Investment will enable the Company to spread its risks associated with the project and allow the Company to diversify its resources into other viable projects. In view of the above, the Directors believe that the terms of the Investment Agreement are fair and reasonable and in the interests of the Shareholders as a whole.

DISCLOSEABLE AND CONNECTED TRANSACTION

As at the date of the Investment Agreement, Hebei Investment owns approximately 13.01% of the issued share capital of the Company, therefore Hebei Investment is a connected person of the Company under the Listing Rules. Accordingly, the Investment Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) is more than 2.5%, the Investment Agreement is subject to reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.32 of the Listing Rules. Relevant details will also be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

According to the Listing Rules, the Investment Agreement also constitutes a discloseable transaction of the Company which is subject to the notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules.

Hebei Investment and its Associates will abstain from voting on the resolution to approve the Investment Agreement at the EGM.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISOR

An Independent Board Committee will be appointed to advise the Independent Shareholders on the terms of the Investment Agreement. An independent financial advisor will be appointed to advise the Independent Board Committee and the Independent Shareholders on the terms of the Investment Agreement.

DESPATCH OF CIRCULAR

A circular containing, among other things, further information on the Investment Agreement, together with a notice of the EGM, will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

"Associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"BTT"	means Beijing-Tianjin-Tangshan
"Company"	Datang International Power Generation Co., Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H Shares are listed on the Stock Exchange and the London Stock Exchange
"connected person"	has the meaning ascribed to it in the Listing Rules
"Director(s)"	the director(s) of the Company

"Domestic Shares"	ordinary shares issued by the Company, with a nominal value of RMB1.00 each, which are subscribed for or credited as paid up in Renminbi
"EGM"	the extraordinary general meeting of the Company to be held to consider and, if thought fit, to approve the Investment Agreement
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Stock Exchange and the London Stock Exchange
"Hebei Investment"	Hebei Construction Investment Company (河北省建設投資公司), a state-owned enterprise established under the laws of the PRC and is a substantial shareholder of the Company holding approximately 13.01% of the issued share capital of the Company as at the date of the Investment Agreement
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee of the Board, comprising five independent non-executive Directors, namely Mr. Xie Songlin, Mr. Xu Daping, Mr. Liu Chaoan, Mr. Yu Changchun and Mr. Xia Qing
"Independent Shareholders"	Shareholders other than Hebei Investment and its Associates
"Investment Agreement"	the investment agreement in relation to the Hebei Wangtan Power Plant Project dated 8 January 2006 entered into between the Company and Hebei Investment
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"MW"	Megawatts
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	the ordinary share(s) of the Company with a nominal value of RMB1.00 each, comprising Domestic Shares and H Shares
"Shareholder(s)"	the holder(s) of the Share(s)

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wangtan Power Company"	Hebei Datang International Wangtan Power Co., Ltd. (河北大唐國際王灘發電有限責任公司)
"Wangtan Power Plant Project"	Hebei Wangtan Power Plant Project (河北王灘發電廠工程項目) which consists of two 600MW coal-fired power generating units
"%"	per cent.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 10 January 2006

As at the date of this announcement, the Directors are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

For the purpose of this announcement, HK$1.00 is equivalent to RMB1.04.

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(A sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock code: 0991)

CONTINUING CONNECTED TRANSACTION

Reference is made to the Prospectus disclosing, *inter alia*, the Ash Disposal Agreement entered into between the Company and NCPGC in connection with the disposal of all ash generated by the Company's power plants in accordance with PRC national and local environmental protection requirements and industrial policies.

Reference is also made to the Company's announcement dated 24 April 2003 in relation to the State Council's restructuring of the power generation industry in the PRC, whereby the Company has been assigned under the control of China Datang and accordingly shares of the Company originally held by NCPGC, amounting to approximately 35.43% of the issued share capital of the Company, has been transferred to China Datang by way of administrative allocation.

On 20 December 2005, the Company and China Datang entered into the Supplemental Agreement in connection with the Ash Disposal Agreement to amend certain terms of the Ash Disposal Agreement to render the Ash Disposal Agreement in compliance with the provisions governing continuing connected transactions under the revised Listing Rules which became effective on 31 March 2004.

As at the date of the Supplemental Agreement, China Datang owns approximately 35.43% of the issued share capital of the Company and is therefore a substantial shareholder of the Company under the Listing Rules. As such, China Datang is a connected person of the Company under Rule 14A.11 of the Listing Rules, and the Ash Disposal Agreement as amended by the Supplemental Agreement constitute a continuing connected transaction of the Company. Given that each of the relevant percentage ratios of the maximum annual value of the services agreed to be provided by China Datang to the Company under the Ash Disposal Agreement as amended by the Supplemental Agreement is less than 2.5%, the Ash Disposal Agreement as amended by the Supplemental Agreement is only subject to the reporting, annual review and announcement requirements under Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules.

THE SUPPLEMENTAL AGREEMENT

Date

20 December 2005

Parties

(i) the Company; and

(ii) China Datang. Pursuant to the State Council's restructuring of the power generation industry in the PRC and an agreement entered into between NCPGC and China Datang on 15 January 2004, NCPGC transferred the shares of the Company which it originally held by way of administrative allocation, amounting to approximately 35.43% of the issued share capital of the Company, and assigned all its rights and obligations under the Ash Disposal Agreement to China Datang. As such, China Datang is the counterparty in the Supplemental Agreement.

Term

The Supplemental Agreement provides that the Ash Disposal Agreement is for a term of 3 years commencing from the date of signing of the Supplemental Agreement to 19 December 2008, and is renewable subject to negotiation between the Company and China Datang within 3 months prior to the expiry of the Ash Disposal Agreement as amended by the Supplemental Agreement. The Company will ensure its compliance with the Listing Rules in the event that the Ash Disposal Agreement is renewed pursuant to the terms of the Supplemental Agreement.

The Services

The scope of the services to be provided by China Datang pursuant to the Ash Disposal Agreement remains unchanged under the Supplemental Agreement. Pursuant to the terms of the Supplemental Agreement, China Datang will continue to be responsible for disposing of all ashes generated by the Company's power plants in accordance with PRC national and local environmental protection requirements and industrial policies. The Supplemental Agreement will also continue to apply to all future generating units or power plants that are wholly-owned and operated and managed by the Company.

Pricing

The mechanism in respect of the determination of the ash disposal charges under the Ash Disposal Agreement is not affected by the Supplemental Agreement. The Company and China Datang will continue to agree annually on a pre-determined unit ash disposal charge, which shall reflect China Datang's estimated operating costs, depreciation of its ash yards, amortisation fees for the construction of the ash yard and a profit margin (to be agreed annually by the Company and China Datang based on arm's length negotiations between the Company and China

Datang) ranging between 5% to 10% of the costs. The ash disposal charges will continue to be confirmed between the Company and China Datang based on the actual volume of ashes disposed by China Datang at the pre-determined unit ash disposal charge on a monthly basis and paid by the Company in cash to China Datang on an annual basis, and such expenditures will continue to be funded by internal resources of the Company. The ash disposal charges levied by China Datang under the Ash Disposal Agreement as amended by the Supplemental Agreement are no less favourable to the Group than terms available from independent third parties.

Maximum Aggregate Annual Caps

Pursuant to the Supplemental Agreement, the services as contemplated by the Ash Disposal Agreement are subject to the following maximum aggregate annual caps (the "annual caps") for each of the financial years ending 31 December 2007:

For the year ending 31 December 2005	RMB60,000,000 (equivalent to approximately HK$57,692,310)
For the year ending 31 December 2006	RMB60,000,000 (equivalent to approximately HK$57,692,310)
For the year ending 31 December 2007	RMB60,000,000 (equivalent to approximately HK$57,692,310)

The annual caps for the services as contemplated by the Ash Disposal Agreement have been determined with reference to the previous similar ash disposal transactions between the Company and China Datang and its predecessor, i.e. NCPGC, which amounted to approximately RMB57,920,000, RMB57,890,000 and RMB57,890,000 for each of the years ending 31 December 2002, 2003, and 2004, respectively.

INFORMATION RELATING TO THE PARTIES TO THE ASH DISPOSAL AGREEMENT AS AMENDED BY THE SUPPLEMENTAL AGREEMENT

The Company is principally engaged in the development and operation of power plants, the sale of electricity and thermal power, and the repair, testing and maintenance of power equipment and power related technical services, with its present main operation in the PRC.

China Datang is principally engaged in the business of the development, investment, construction, operation and management of power plants and the production and sale of electricity and thermal power.

REASONS FOR AND BENEFITS OF THE ASH DISPOSAL AGREEMENT AS AMENDED BY THE SUPPLEMENTAL AGREEMENT

The Ash Disposal Agreement was entered into before certain amendments to the Listing Rules became effective on 31 March 2004. It has an indefinite term and provides that it will terminate only by agreement between the Company and

NCPGC (or as required by law) or automatically upon termination of the Power Purchase Agreement. The Ash Disposal Agreement also contains specific provisions as to how the unit ash disposal charge shall be calculated. Details of the Ash Disposal Agreement were set out in the Prospectus.

Pursuant to the amendments to the Listing Rules which became effective on 31 March 2004, continuing connected transactions became subject to new requirements, including (i) the period for the agreement in relation to a continuing connected transaction must be fixed and not exceed 3 years, and (ii) a maximum aggregate annual value (in terms of monetary value rather than a percentage of the Company's annual revenue) in respect of each continuing connected transaction must be set and the basis of which must also be disclosed.

The Supplemental Agreement was entered into between the Company and China Datang in order to render the Ash Disposal Agreement in compliance with the above amendments to the Listing Rules. The Supplemental Agreement provides that, *inter alia*, the Ash Disposal Agreement is for a term of 3 years (which is renewable subject to negotiation between the Company and China Datang within 3 months prior to the expiry of the Ash Disposal Agreement) commencing from the date of signing of the Supplemental Agreement to 19 December 2008, and that the annual caps for each of the years ending 31 December 2005, 2006 and 2007 is RMB60,000,000.

Since the ash yards owned by China Datang are situated in the vicinity of the power plants owned or managed by the Company, it would be practical and cost efficient for the Company to continue to engage China Datang to use its ash yards and render the ash-disposing services to the Company's power plants. As such, the Directors (including the independent non-executive directors of the Company) are of the view that the terms of the Supplemental Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

As at the date of the Supplemental Agreement, China Datang owns approximately 35.43% of the issued share capital of the Company and is therefore a substantial shareholder of the Company under the Listing Rules. As such, China Datang is a connected person of the Company under Rule 14A.11 of the Listing Rules, and the Ash Disposal Agreement as amended by the Supplemental Agreement constitute a continuing connected transaction of the Company. Given that each of the relevant percentage ratios of the maximum annual value of the services agreed to be provided by China Datang to the Company under the Ash Disposal Agreement as amended by the Supplemental Agreement is less than 2.5%, the Ash Disposal Agreement as amended by the Supplemental Agreement is only subject to the reporting, annual review and announcement requirements under Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

"Ash Disposal Agreement"	the agreement entered into between the Company and NCPGC on 5 August 1996 in relation to the disposal by China Datang of all ashes generated by the Company's power plants in accordance with PRC national and local environmental protection requirements and industrial policies
"Board"	the board of Directors
"China Datang"	China Datang Corporation (中國大唐集團公司), a state-owned enterprise established under the laws of the PRC and is a substantial shareholder of the Company holding approximately 35.43% of the issued share capital of the Company
"Company"	Datang International Power Generation Co., Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H Shares are listed on the Stock Exchange and the London Stock Exchange
"Continuing connected transaction"	has the meaning ascribed to it in the Listing Rules
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Stock Exchange and the London Stock Exchange
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited

"NCPGC"	中國華北電力集團公司(North China Power Group Company), now changed its name to 華北電網有限公司 (North China Grid Company Limited), is a State-owned enterprise established in 1993 and currently managed by the State Grid Corporation, which is in turn managed by the central government
"Power Purchase Agreement"	the agreement entered into between the Company and NCPGC on 5 August 1996 in relation to the purchase of power
"PRC"	the People's Republic of China
"Prospectus"	the prospectus in relation to the new issue and placing of 1,244,060,000 H Shares of the Company dated 10 March 1997
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	the supplemental agreement entered into between the Company and China Datang on 20 December 2005 in relation to the Ash Disposal Agreement
"%"	per cent.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 23 December 2005

As at the date of this announcement, the Directors are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

For the purpose of this announcement, HK$1.00 is equivalent to RMB1.04.

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

(Stock Code: 991)

RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING

Datang International Power Generation Co., Ltd. (the "Company") held its extraordinary general meeting (the "EGM") at the Company's Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") on 28 November 2005. The convening of the EGM complied with the Company Law of the PRC and the articles of association of the Company.

The following resolutions were considered and passed at the EGM:

The following resolutions were passed as ordinary resolutions at the EGM:

1. The investment plans of the Company were approved.
2. The appointment of Mr. Fang Qinghai ("Mr. Fang") as non-executive director of the Company for a term until 30 June 2007 was approved.

   Mr. Fang, aged 51, a senior engineer graduating from North China Electricity University (華北電力大學) with a Master of Engineering degree. Currently he is the Deputy Head of the Development and Planning Department of China Datang Corporation. Mr. Fang has more than 30 years of working experience in the power industry and is experienced in power generation and operation.

   Mr. Fang has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Mr. Fang has not held any directorships in public listed companies in the past three years and, save as disclosed above, Mr. Fang is not connected with any directors, senior management or substantial or controlling shareholders of the Company.

   There is no existing or proposed service contract between the Company and Mr. Fang, and Mr. Fang is not entitled to emolument from the Company during the term of his directorship of the Company.

   There are no other matters relating to the proposed appointment of Mr. Fang as the non-executive director of the Company which need to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

   The board of directors of the Company announces that Mr. Kou Bingen ("Mr. Kou") resigned as non-executive director of the Company due to personal reasons on 25 August 2005. His resignation became effective when Mr. Fang was approved as non-executive director of the Company at the EGM. Mr. Kou has been working diligently and prudently to fulfil the obligations as non-executive director of the Company during his term of office, and he has not left any tasks incompleted. Mr. Kou confirms that he has no disagreement with the board of directors of the Company and there are no other matters which need to be brought to the attention of the shareholders of the Company or the Stock Exchange. Mr. Kou confirms that he does not, and will not file a claim against the Company for a loss of position (whether it is contractual, statutory or other reasons), unfair dismissal or lay-off.
3. The accounting treatments on monetising the Company's internal staff quarter allocation were approved.

The following resolutions were passed as special resolutions at the EGM:

1. The amendment of article 104 of the Company's articles of association was approved.
2. The amendment of article 105 of the Company's articles of association was approved.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 28 November 2005

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Fang Qinghai, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin*, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing*

* *independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

DISCLOSEABLE TRANSACTION

Investment Agreement

The Board would like to announce that on 29 September 2005, the Company entered into the Investment Agreement with Chongqing Construction for the purposes of planning, constructing and operating the Chongqing Shizhu Power Project by establishing Datang Shidian. Pursuant to the Investment Agreement, the Company and Chongqing Construction agreed to contribute to the registered capital of Datang Shidian in the proportion of 70% and 30%, respectively.

Discloseable Transaction

According to the Listing Rules, the Investment Agreement constitutes a discloseable transaction for the Company which is subject to the notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules. A circular containing details of the Investment Agreement will be despatched to shareholders of the Company as soon as practicable.

INVESTMENT AGREEMENT

Date

29 September 2005

Parties

(1) the Company, and

(2) Chongqing Construction

Major Terms

Pursuant to the Investment Agreement, the Company and Chongqing Construction agreed to contribute to the registered capital of Datang Shidian in the proportion of 70% and 30%, respectively, for the purposes of planning, constructing and operating the Chongqing Shizhu Power Project.

The total investment amount of Chongqing Shizhu Power Project is expected to be approximately RMB2,700,000,000 (equivalent to approximately HK$2,621,359,223), the final amount of which is subject to the approval by the relevant PRC authorities, 20% of which is the registered capital of Datang Shidian, i.e. RMB540,000,000 (equivalent to approximately HK$524,271,845). Pursuant to the Investment Agreement, the Company and Chongqing Construction will be responsible to contribute in cash 70% (i.e. RMB378,000,000 (equivalent to approximately HK$366,990,291)) and 30% (i.e. RMB162,000,000 (equivalent to approximately HK$157,281,553)), respectively, of the registered capital of Datang Shidian (the establishment of which is expected to be the end of 2005) and the payment terms of such contribution will be agreed between the parties to the Investment Agreement in accordance with the construction progress of the Chongqing Shizhu Power Project. As at the date of this announcement, no contribution to the registered capital of Datang Shidian has been made by the parties to the Investment Agreement. The Company's contribution to the registered capital of Datang Shidian will be funded by internal resources.

According to the Investment Agreement, all funds required for the construction of the Chongqing Shizhu Power Project will be funded by the registered capital of Datang Shidian and third party borrowings in the PRC and in which case, each of the Company and Chongqing Construction will severally guarantee such borrowings in proportion to their respective capital contribution in Datang Shidian if so required. In the event of any further capital contribution or guarantee of borrowings by the Company, the Company will comply with the relevant requirements under the Listing Rules as and when necessary.

The Investment Agreement will become effective when the respective party to the Investment Agreement has obtained their internal approvals for the investments under the Investment Agreement. The Chongqing Shizhu Power Project is subject to the approvals from relevant PRC authority(ies) and the preparation of application for such approvals is in process.

The Investment Agreement has no long-stop date and upon the establishment of Datang Shidian, it will become a subsidiary of the Company.

INFORMATION RELATING TO CHONGQING SHIZHU POWER PROJECT

The Chongqing Shizhu Power Project is located at Shizhu County of Chongqing Municipality, in which abundant coal resources is found, and is planned to consist of two 300MW coal-fired power generating units. A definite plan for the commencement date of construction, completion and commencement of operation of Chongqing Shizhu Power Project will be confirmed once the approvals from the relevant PRC authorities is obtained.

It is anticipated that the board of directors of Datang Shidian will consist of seven members, of which four members will be nominated by the Company.

REASONS FOR ENTERING INTO THE INVESTMENT AGREEMENT

Datang Shidian will be established in Chongqing Municipality and the electricity generated by its coal-fire generating units will be sold to the Chongqing grid. The Board believes that Datang Shidian, as a mine-mouth power plant, could have the benefit of stable supply of fuel at a relatively lower price, which in turn would lower the risk of interruption of fuel supply of Datang Shidian and would enhance the operating profits of the Company as a whole. Taking into account of the potential strong growth of electricity demand resulting from the strong economic growth in Chongqing Municipality and the relatively high utilisation rate of coal-fired power generating units in Chongqing area, the Board believes that Datang Shidian would enhance the Company's profitability.

DISCLOSEABLE TRANSACTION

According to the Listing Rules, as the consideration ratio (as defined in Rule 14.07(4) of the Listing Rules) is more than 5% but less than 25%, the Investment Agreement constitutes a discloseable transaction for the Company which is subject to the notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules. A circular containing details of the Investment Agreement will be despatched to shareholders of the Company as soon as practicable.

INFORMATION RELATING TO THE COMPANY

The Company is engaged in the development and operation of power plants, the sale of electricity and thermal power, and the repair, testing and maintenance of power equipment and power related technical services, with its present main operation in the PRC.

INFORMATION RELATING TO CHONGQING CONSTRUCTION

Chongqing Construction was incorporated in the PRC and is principally engaged in the investments on construction projects. To the best of the Directors' knowledge, information and belief and having made all reasonable enquiries, each of Chongqing Construction and its ultimate beneficial owner is a third party which is not a connected person of the Company and is independent of the Company and its connected person.

The terms and conditions of the Investment Agreement are determined after arm's length negotiation and the Directors (including the independent non-executive Directors) believe that the terms and conditions of the Investment Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

DEFINITIONS

For the purposes of this announcement, capitalised terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Board"	the board of Directors
"Chongqing Construction"	Chongqing Construction and Investments Co., Ltd. (重慶市建設投資有限公司), a third party which is not a connected person of the Company and is independent of the Company and its connected persons, is principally engaged in the investments on construction projects
"Chongqing Shizhu Power Project"	Chongqing Shizhu Power Project (重慶石柱發電工程) which is planned to consist of two 300MW coal-fired power generating units
"Company"	Datang International Power Generation Co., Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H Shares are listed on the Stock Exchange and the London Stock Exchange
"connected persons"	has the meanings ascribed to it under the Listing Rules
"Datang Shidian"	Chongqing Datang International Shizhu Power Co., Ltd. (重慶大唐國際石柱發電有限責任公司)

"Directors"	directors of the Company
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Stock Exchange and the London Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Investment Agreement"	an agreement dated 29 September 2005 entered into between the Company and Chongqing Construction in respect of the investment in the Chongqing Shizhu Power Project by establishing Datang Shidian
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"MW"	Megawatts
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 13 October 2005

As at the date of this announcement, the Directors are:
Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xiė Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

For the purpose of this announcement, HK$1.00 is equivalent to RMB1.03.

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 991)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Datang International Power Generation Co., Ltd. (the "Company") will be held at the Company's Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China at 9:00 a.m. on 28 November 2005 for the purpose of considering and, if thought fit, passing the following resolutions:

A. Ordinary Resolutions:

1. To consider and approve the investment plans of the Company;
2. To consider and approve the appointment of Mr. Fang Qinghai as non-executive director of the Company *(note 1)*;
3. To consider and approve the accounting treatments of monetizing the Company's internal staff quarter allocation *(note 2)*;

B. Special Resolution:

1. To consider and approve the proposed amendments to the articles of association of the Company *(note 3)*.

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 13 October 2005

Notes:

1. Appointment of director of the Company (the "Director"). With respect to the proposed resignation of Mr. Kou Bingen from his current position of non-executive Director due to personal reason, the Company's controlling shareholder, China Datang Corporation, proposes Mr. Fang Qinghai to stand for election as non-executive Director.

   Mr. Fang Qinghai, aged 51, senior engineer. He is currently Deputy Head of the Development and Planning Department of China Datang Corporation. Mr. Fang has been working in the area of power systems for several years and is well experienced in the operation of power generation.

2. Pursuant to the articles of association of the Company (the "Articles"), the monetization proposal for the Company's internal staff quarter allocation has been considered and approved by the board of Director(s) (the "Board"). The housing allowance provided by the Company is in the form of deferred housing benefit and will be amortized over ten years. Pursuant to the first rule of Clause 2, Section 1 of the Ministry of Finance of China Cai Kuai [2005] No. 5, concerning "The utilization of owners' interests for housing allowance shall be considered and approved at a general meeting", the accounting treatments for direct utilizing the relevant housing allowance to the interests of the Company's owners in respect of the implementation of the monetization of the Company's internal staff quarter allocation, shall be tabled to a general meeting for consideration and approval.

3. The proposed amendments to the Articles. The original Article 104 of the Articles shall be amended as:

   "The Supervisory Committee comprises four members, including one chairman and one deputy chairman. The number of external supervisors (supervisors who are not employees of the Company) of the Supervisory Committee shall not be less than half of the total number of supervisors, and the number of supervisors assumed by staff representatives shall not be less than one-third of the total number of supervisors.

   The term of office for a supervisor is three years and re-appointment is allowed subject to re-election.

   The appointment and removal of the chairman and deputy chairman of the Supervisory Committee should be resolved and passed by more than two-third of the members of the Supervisory Committee."

   The original Article 105 of the Articles shall be amended as:

   "Supervisors assumed by shareholders of the Company shall be elected and removed at a general meeting, and supervisors assumed by staff representatives of the Company shall be democratically elected and removed by staff members of the Company."

4. Other Matters

   (1) Shareholders of the Company should note that, pursuant to the Articles, no transfer of shares of the Company will be registered from 29 October 2005 to 28 November 2005, both dates inclusive. Shareholders of the Company whose names are registered in the register of members of the Company at the close of business on 28 October 2005 are entitled to attend and vote at the EGM.

   (2) Any shareholder of the Company entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

   (3) If more than one proxy are appointed to attend the meeting, the voting rights can only be exercised by way of poll.

   (4) If the proxy form of a holder of H shares of the Company is signed by any person other than the shareholder of the Company, the power of attorney or other authority should be notarially certified. To be valid, notarially certified copy of the power of attorney or other authority, together with the proxy form, must be deposited at the Company's H share registrar, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the holding of the EGM.

   (5) If the proxy form of a holder of domestic shares of the Company is signed by any person other than the shareholder of the Company, the power of attorney or other authority should be notarially certified. To be valid, notarially certified copy of the power of attorney or other authority, together with the proxy form, must be deposited at the Company at 8/F, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China. Postcode: 100053, not less than 24 hours before the holding of the EGM.

   (6) Shareholders of the Company who intend to attend the EGM are required to send the Notice of Attendance to the registered address of the Company by hand, post, cable or fax on or before 7 November 2005. Completion and return of the Notice of Attendance will not affect the right of shareholders of the Company to attend the EGM.

   (7) The EGM is expected to last for half a day. Shareholders of the Company or their proxies (if any) attending the EGM shall be responsible for their own travel and accommodation expenses.

   Registered Address of the Company:
   8/F, No. 482, Guanganmennei Avenue,
   Xuanwu District, Beijing,
   The People's Republic of China
   Postcode: 100053
   Tel: (8610) 83581905 Fax: (8610) 83977083 or (8610) 83581907

As at the date of this notice, the Directors are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

Notice of Attendance for the Extraordinary General Meeting

Name of shareholder *(Note 1)* ______________________________

Number of shares held *(Note 2)* ______________________________ Domestic Shares/H Shares

I/We intend to attend, or appoint a proxy (proxies) to attend the Extraordinary General Meeting of the Company to be held at the Company's Conference Room No. 804, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China at 9:00 a.m. on 28 November 2005.

Notes:

1. Name(s) registered in the register of members to be inserted in block letters.
2. Please insert the number of shares registered under your name(s).
3. This notice, when duly completed and signed, is required to be delivered to the Company's registered address at 8/F., No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China. Postcode: 100053, by hand, post, cable or fax on or before 7 November 2005. Tel: (8610) 8358 1905 Fax: (8610) 8397 7083 or (8610) 8358 1907

Signature(s): ______________________________

Date: ______________________________ 2005

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

CONNECTED TRANSACTION

JOINT VENTURE AGREEMENT

Pursuant to the Joint Venture Agreement, the Company has agreed to invest in Luangang Company with, among others, Hebei Investment Company, by way of capital injection for the purpose of constructing and operating the Qiancao Railway Project. According to the Joint Venture Agreement, the Company and Hebei Investment Company will contribute RMB240 million (approximately HK$233 million) and RMB200 million (approximately HK$194 million) in cash, respectively, to Luangang Company. The parties to the Joint Venture Agreement have also agreed to change the company name from Luangang Company to Tanggang Railway Company (唐港鐵路公司). Subject to the terms of the Joint Venture Agreement, the Company and Hebei Investment Company will own approximately 13.97% and approximately 11.64% equity interest of Tanggang Railway Company (唐港鐵路公司) (Note 1), respectively.

CONNECTED TRANSACTION OF THE COMPANY

As at the date of the Joint Venture Agreement, Hebei Investment Company owns approximately 13.01% of the issued share capital of the Company, therefore Hebei Investment Company is a connected person of the Company. Accordingly, the Joint Venture Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) is less than 2.5%, the Joint Venture Agreement is only subject to the reporting and announcement requirements but exempt from shareholders' approval as set out in Chapter 14A of the Listing Rules. Relevant details will also be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

JOINT VENTURE AGREEMENT

Date

29 August 2005

Parties

(1) the Company; (2) Hebei Investment Company; (3) Beijing Railway Authority; (4) Tangshan Company; (5) Communications Company; (6) Caofeidian Company; and (7) China Resources Company

Major terms of the Joint Venture Agreement

Pursuant to the Joint Venture Agreement, the parties therein will use Luangang Company as a vehicle for the construction and operation of Qiancao Railway Project. The registered capital of Luangang Company will be increased from approximately RMB159 million (approximately HK$154 million) to approximately RMB1.718 billion (approximately HK$1.668 billion). Further, the parties to the Joint Venture Agreement agreed to change the name of the company from Luangang Company to Tanggang Railway Company (唐港鐵路公司). All capital contributions by the parties to the Joint Venture Agreement will be used for the Qiancao Railway Project. The total investment amount for Qiancao Railway Project is approximately RMB3.378 billion (approximately HK$3.280 billion), out of which approximately RMB1.718 billion (approximately HK$1.668 billion) will be contributed by the parties therein as capital contribution in proportion to their respective equity interest in Tanggang Railway Company (唐港鐵路公司) [Note 1], representing 50.90% of the total investment amount.

As part of the capital contribution by the parties to the Joint Venture Agreement, the Company and Hebei Investment Company will contribute in total in cash RMB240 million (approximately HK$233 million) and RMB200 million (approximately HK$194 million), respectively, to Luangang Company. According to the Joint Venture Agreement, the remaining balance of the total investment amount of approximately RMB1.66 billion (approximately HK$1.61 billion) will be made up by way of borrowing arrangements by of Tanggang Railway Company (唐港鐵路公司) [Note 1]. The equity holders of Tanggang Railway Company (唐港鐵路公司) [Note 1] may be required to provide guarantees in proportion to their respective equity interest in Tanggang Railway Company (唐港鐵路公司) [Note 1] in relation to such borrowing arrangements if so require.

Capital Contribution

Pursuant to the Joint Venture Agreement, as the equity holders of Luangang Company at the date of the Joint Venture Agreement, Tangshan Company does not have to contribute additional capital to Luangang Company. However, Beijing Railway Authority will contribute in cash RMB310 million (approximately HK$301 million) as additional capital contribution to Luangang Company.

Further, pursuant to the Joint Venture Agreement, Communications Company, Caofeidian Company, the Company, Hebei Investment Company and China Resources Company will contribute in total in cash RMB260 million (approximately HK$252 million), RMB260 million (approximately HK$252 million), RMB240 million (approximately HK$233 million), RMB200 million (approximately HK$194 million) and RMB100 million (approximately HK$97 million) to Luangang Company as their capital contributions to Luangang Company, respectively.

All parties to the Joint Venture Agreement shall contribute 20% of their respective cash obligation within 15 days from the date of the Joint Venture Agreement. The remaining cash obligations of each of the parties to the Joint Venture Agreement shall be payable as and when required by the board of directors and equity holders of Tanggang Railway Company (唐港鐵路公司) [Note 1], having considered the progress of construction of Qiancao Railway Project.

Condition Precedent

The Company confirms that no further approval is required from any relevant authorities in the PRC in relation to the construction of Qiancao Railway Project.

Subject to the due performance of the parties to the Joint Venture Agreement in relation to their respective 20% cash obligation as mentioned above, the Company, Hebei Investment Company, Beijing Railway Authority, Tangshan Company, Communications Company, Caofeidian Company and China Resources Company will own approximately 13.97%, 11.64%, 19.73%, 18.58%, 15.13%, 15.13% and 5.82% equity interest of Tanggang Railway Company (唐港鐵路公司) [Note 1], respectively. Such ratios are calculated based on their respective capital contributions to the registered capital of Tanggang Railway Company (唐港鐵路公司) [Note 1].

REASONS FOR ENTERING INTO THE JOINT VENTURE AGREEMENT

The parties to the Joint Venture Agreement intend to commence the construction of Qiancao Railway Project, which involves the construction of railways of approximately 139.55 kilometres in the Tangshan region, Hebei province of the PRC. The relevant government authorities of the PRC have approved the feasibility study of Qiancao Railway Project. Qiancao Railway Project involves the construction of four railways; namely (1) railway of approximately 47.35

kilometres connecting Qiananbei (遷安北) to Lingjiaoshan Railway (菱角山鐵路); (2) railway of approximately 46.3 kilometres connecting Luannan (灤南) to Caofeidian Railway (曹妃甸鐵路); (3) railway of approximately 27.5 kilometres connecting Caofeidian North Station (曹妃甸北站) to Caofeidian South Station (曹妃甸南站單線電氣化鐵路); and (4) railway of approximately 18.4 kilometres connecting Caofeidian North Station (曹妃甸北站) to Caofeidian West Station (曹妃甸西站單線電氣化鐵路). The railways of Qiancao Railway Project are expected to commence operation in 2007. As there is an insatiable demand for coal in the PRC, the construction of Qiancao Railway Project is apt to benefit from the transportation of coal from the northern part of the PRC to the southern part of the PRC. The Directors, including the independent non-executive directors, considered that the entering into the Joint Venture Agreement is in the best interest of the Company as it could secure the timely supply of coal to various power plants of the Company along the coastal line of the PRC. Further, it will increase the utilisation rate of cash that the Company currently holds and hence increase the rate of return for the shareholders of the Company.

The terms of the Joint Venture Agreement were negotiated and arrived at on an arm's length basis. The Directors, including the independent non-executive Directors, consider that the terms of the Joint Venture Agreement are fair and reasonable as far as the Company and the Company's shareholders as a whole are concerned.

CONNECTED TRANSACTION

As at the date of the Joint Venture Agreement, Hebei Investment Company owns approximately 13.01% of the issued share capital of the Company, therefore Hebei Investment Company is a connected person of the Company. Accordingly, the Joint Venture Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) is less than 2.5%, the Joint Venture Agreement is only subject to the reporting and announcement requirements but exempt from shareholders' approval as set out in Chapter 14A of the Listing Rules. Relevant details will also be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

INFORMATION RELATING TO THE COMPANY AND ITS SUBSIDIARIES

The principal business of the Company and its subsidiaries includes the development and operation of power plants, the sale of electricity and thermal power, and the repair and maintenance of power equipment and power-related technical services.

INFORMATION RELATING TO HEBEI INVESTMENT COMPANY

The principal business of Hebei Investment Company includes the development of investment businesses, provision of security and guarantee to enterprises and investing in and management of energy, transportation and communications projects.

INFORMATION RELATING TO LUANGANG COMPANY

Luangang Company is a limited liability company established in 2001 at Tangshan region, Hebei province of the PRC under the laws of the PRC. As at the date of the Joint Venture Agreement, Luangang Company was owned as to 91.65% by Tangshan Company and as to 8.35% by Beijing Railway Authority. Based on the relevant accounting rules and standards applicable in the PRC, the audited net asset of Luangang Company as at 31 December 2004 was approximately RMB137 million (approximately HK$133 million). The net profit (before tax) of Luangang Company for the financial year ended 2003 and 2004 were approximately RMB2.88 million (approximately HK$280 million) and approximately RMB12.10 million (approximately HK$11.75 million), respectively. The net profit (after tax) of Luangang Company for the financial year ended 2003 and 2004 were approximately RMB1.87 million (approximately HK$1.82 million) and approximately RMB6.86 million (approximately HK$6.66 million), respectively. Luangang Company owns a railway connecting Luanxian (灤縣) to Jingtanggang (京唐港), Hebei province of the PRC. As of 31 December 2004, the fixed asset of Luangang Company was approximately RMB145 million (approximately HK$141 million), representing approximately 72.29% of the total asset of Luangang Company. The account payables for procuring equipment to improve the existing railway facilities was approximately RMB41 million (approximately HK$39.81 million), representing approximately 65.61% of the total liabilities of Luangang Company as of 31 December 2004. The principal business of Luangang Company includes railway transportation and railway transportation services.

INFORMATION RELATING TO BEIJING RAILWAY AUTHORITY

The principal business of Beijing Railway Authority is to operate and manage state-owned railway assets.

INFORMATION RELATING TO CAOFEIDIAN COMPANY

The principal business of Caofeidian Company includes the operation of vessels, ports and railway facilities for loading/off-loading iron ores; development and construction of the relevant properties nearby ports; loading and offloading at ports and storage of goods.

INFORMATION RELATING TO CHINA RESOURCES COMPANY

The principal business of China Resources Company is to construct a power plant in Caofeidian.

INFORMATION RELATING TO COMMUNICATIONS COMPANY

The principal business of Communications Company includes the development, operation and management of highway (including bridges and stations), ports and relevant auxiliary facilities.

INFORMATION RELATING TO TANGSHAN COMPANY

The principal business of Tangshan Company includes the operation of state-owned properties, capital investment of stated-owned funds, ports, railway facilities, development and construction of relevant properties nearby ports, loading and offloading at ports and storage of goods.

DEFINITIONS

For the purposes of this announcement, capitalised terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Beijing Railway Authority"	Beijing Railway Authority (北京鐵路局), an Independent Third Party, a state-owned enterprise established under the laws of the PRC
"Caofeidian Company"	Tangshan Caofeidian Development Company Limited (唐山曹妃甸開發有限責任公司), an Independent Third Party, a state-owned enterprise established under the laws of the PRC
"China Resources Company"	China Resources (Tangshan Caofeidian) Company Limited, (華潤電力(唐山曹妃甸)有限公司), an Independent Third Party, a wholly-owned subsidiary of China Resources Power Holdings Company Limited, the H shares of which are listed on the Stock Exchange
"Communications Company"	State Development Investment Communications Company (國家開發投資公司交通公司), an Independent Third Party, a wholly-owned subsidiary of State Development Investment Corporation (國家開發投資公司), established under the laws of the PRC

“Company” Datang International Power Generation Co., Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H shares of which are listed on the Stock Exchange and the London Stock Exchange

“connected person” has the meaning ascribed to it under the Listing Rules

“Directors” directors of the Company

“Hebei Investment Company” Hebei Construction Investment Company (河北省建設投資公司), a state-owned enterprise established under the laws of the PRC and is a substantial shareholder of the Company holding approximately 13.01% of the issued share capital of the Company as at the date of the Joint Venture Agreement

“HK$” Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong” the Hong Kong Special Administrative Region of the PRC

“Independent Third Party” party who (i) is not a connected person of the Company and (ii) was independent of and not connected with the Company and any of the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries, or any of their respective associates

“Investors” Hebei Investment Company, Beijing Railway Authority, Tangshan Company, Communications Company, Caofeidian Company and China Resources Company

“Joint Venture Agreement” the joint venture agreement dated 29 August 2005 entered into between the Company and the Investors

“Listing Rules” Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

“London Stock Exchange” The London Stock Exchange Limited

“Luangang Company” Tangshan Luangang Railway Company Limited (唐山灤港鐵路有限責任公司), established under the laws of the PRC, was owned as to 91.65% by Tangshan Company and as to 8.35% by Beijing Railway Authority as at the date of the Joint Venture Agreement

"PRC"	the People's Republic of China
"Qiancao Railway Project"	the construction of a railway of approximately 139.55 kilometres, connecting between Qianan (遷安) and Caofeidian (曹妃甸), in the Tangshan region, Hebei province of the PRC
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tangshan Company"	Tangshan Port Investment Company Limited (唐山港口投資有限公司), an Independent Third Party, a state-owned enterprise established under the laws of the PRC

By order of the Board
Datang International Power Generation Co., Ltd.
Yang Hongming
Company Secretary

Beijing, the PRC, 5 September 2005

As at the date of this announcement, the Directors are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

Note 1: The name of the company will be changed from Luangang Company to Tanggang Railway Company (唐港鐵路公司) in accordance with the Joint Venture Agreement.

For the purpose of this announcement, HK$1.00 is equivalent to RMB1.03.

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

ANNOUNCEMENT OF 2005 INTERIM RESULTS

- On-grid electricity amounted to approximately 32.842 million MWh, representing an increase of approximately 39.29% as compared to the corresponding period of the previous year.
- Consolidated operating revenue amounted to approximately RMB8,589 million, representing an increase of approximately 42.16% as compared to the corresponding period of the previous year.
- Consolidated net profit* amounted to approximately RMB1,119 million, representing an increase of approximately 0.55% as compared to the corresponding period of the previous year.
- Basic earnings per share amounted to approximately RMB0.22.

I. COMPANY RESULTS

The board of directors (the "Board") of Datang International Power Generation Company Limited (the "Company") hereby announces the unaudited operating results of the Company and its subsidiaries prepared in conformity with the International Financial Reporting Standards for the six months ended 30 June 2005 (the "Period"), together with the unaudited consolidated operating results of the corresponding period of the previous year for comparison. Such operating results have been reviewed and confirmed by the audit committee of the Company (the "Audit Committee").

Consolidated operating revenue of the Company and its subsidiaries for the Period amounted to approximately RMB8,589 million, representing an increase of approximately 42.16% as compared to the corresponding period of the previous year. Consolidated net profit for the Period amounted to approximately RMB1,119 million, representing an increase of approximately 0.55% as compared to the corresponding period of the previous year. Basic earnings per share for the Period was approximately RMB0.22, at the same level as that of the corresponding period of the previous year.

Please refer to the unaudited financial information set out below for details of the operating results of the Company.

**Note:* Consolidated net profit represents net profit attributable to shareholders of the Company.

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS AT 30 JUNE 2005
(Amounts expressed in thousands of Renminbi ("RMB"))

	Note	**30 June 2005**	31 December 2004
ASSETS			
Non-current assets			
Property, plant and equipment, net		**49,829,366**	42,635,793
Investments in associates		**785,178**	514,415
Available-for-sale investments		**313,023**	336,700
Goodwill		**33,561**	33,561
Deferred housing benefits		**214,055**	149,385
Long-term deposit		**100,000**	100,000
Deferred tax assets		**95,220**	75,547
		51,370,403	43,845,401

	Note	2005	2004
Current assets			
Inventories		**515,521**	442,615
Other receivables and current assets		**397,557**	224,372
Accounts receivable		**1,658,506**	1,289,931
Short-term bank deposits over three months		**20,000**	210,409
Cash and cash equivalents		**2,786,195**	3,462,019
		5,377,779	5,629,346
Total assets		**56,748,182**	49,474,747
EQUITY AND LIABILITIES			
Capital and reserves attributable to the Company's equity holders			
Share capital		**5,162,849**	5,162,849
Reserves		**11,930,633**	11,947,568
		17,093,482	17,110,417
Minority interest		**2,307,289**	1,968,309
Total equity		**19,400,771**	19,078,726
Non-current liabilities			
Long-term loans		**18,707,805**	17,949,062
Convertible bonds	3	**1,102,116**	1,078,027
Deferred tax liabilities		**181,204**	155,328
		19,991,125	19,182,417
Current liabilities			
Accounts payable and accrued liabilities	2	**4,129,553**	3,625,869
Short-term loans	4	**11,618,760**	5,979,560
Current portion of long-term loans		**1,378,001**	1,106,875
Taxes payable		**229,972**	501,300
		17,356,286	11,213,604
Total liabilities		**37,347,411**	30,396,021
Total equity and liabilities		**56,748,182**	49,474,747

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2005

(Amounts expressed in thousands of RMB, except per share data)

		Six months ended 30 June	
	Note	**2005**	2004
Operating revenue	5	**8,588,707**	6,041,467
Operating costs	9	**(6,438,097)**	(4,137,151)
Operating profit		**2,150,610**	1,904,316
Share of loss of associates, net		**(3,953)**	(6,633)
Interest income		**24,429**	19,362
Finance costs	9	**(371,495)**	(158,386)
Profit before taxation		**1,799,591**	1,758,659
Taxation	6	**(353,436)**	(484,395)
Profit for the period		**1,446,155**	1,274,264
Attributable to:			
Equity holders of the Company		**1,118,892**	1,112,780
Minority interest		**327,263**	161,484
		1,446,155	1,274,264

	Note		
Earnings per share for profit attributable to the equity holders of the Company during the period			
– basic (RMB)	7	**0.22**	0.22
– diluted (RMB)	7	**0.21**	0.21

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2005

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company									Minority interest (Note 1)	Total equity
	Share capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Restricted reserve	Other reserve	Retained earnings	Total reserves		
Balance as at 1 January 2004, as previously reported as equity	5,162,849	3,653,421	1,312,067	256,981	3,032,863	161,801	149,796	1,991,554	10,558,483	–	15,721,332
Balance as at 1 January 2004, as previously separately reported as minority interest	–	–	–	–	–	–	–	–	–	1,240,427	1,240,427
Balance as at 1 January 2004, as restated	5,162,849	3,653,421	1,312,067	256,981	3,032,863	161,801	149,796	1,991,554	10,558,483	1,240,427	16,961,759
Capital injection from minority shareholders of subsidiaries	–	–	–	–	–	–	–	–	–	70,000	70,000
Dividends declared	–	–	–	–	–	–	–	(903,499)	(903,499)	(43,362)	(946,861)
Net profit	–	–	–	–	–	–	–	1,112,780	1,112,780	161,484	1,274,264
Transfer between reserves	–	–	–	(7,860)	516,937	(16,180)	–	(492,897)	–	–	–
Balance as at 30 June 2004	5,162,849	3,653,421	1,312,067	249,121	3,549,800	145,621	149,796	1,707,938	10,767,764	1,428,549	17,359,162

	Attributable to equity holders of the Company									**Minority interest (Note 1)**	**Total equity**
	Share capital	**Capital reserve**	**Statutory surplus reserve**	**Statutory public welfare fund**	**Discretionary surplus reserve**	**Restricted reserve**	**Other reserve**	**Retained earnings**	**Total reserves**		
Balance as at 1 January 2005, as previously reported as equity	**5,162,849**	**3,653,421**	**1,619,555**	**464,488**	**3,593,485**	**129,441**	**149,796**	**2,337,382**	**11,947,568**	**–**	**17,110,417**
Balance as at 1 January 2005, as previously separately reported as minority interest	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**1,968,309**	**1,968,309**
Balance as at 1 January 2005, as restated	**5,162,849**	**3,653,421**	**1,619,555**	**464,488**	**3,593,485**	**129,441**	**149,796**	**2,337,382**	**11,947,568**	**1,968,309**	**19,078,726**
Capital injection from minority shareholders of subsidiaries	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**95,600**	**95,600**
Dividends declared (Note 8)	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(1,135,827)**	**(1,135,827)**	**(83,883)**	**(1,219,710)**
Net profit	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**1,118,892**	**1,118,892**	**327,263**	**1,446,155**
Transfer between reserves (Note 8)	**–**	**–**	**–**	**–**	**1,281,770**	**(16,180)**	**–**	**(1,265,590)**	**–**	**–**	**–**
Balance as at 30 June 2005	**5,162,849**	**3,653,421**	**1,619,555**	**464,488**	**4,875,255**	**113,261**	**149,796**	**1,054,857**	**11,930,633**	**2,307,289**	**19,400,771**

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2005

(Amounts expressed in RMB)

1. Principal accounting policies

The unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual financial statements as at and for the year ended 31 December 2004 except that the Company and its subsidiaries have adopted the International Financial Reporting Standards ("IFRSs") which are effective for accounting period commencing on 1 January 2005.

The list of the new/revised IASs and IFRSs which are relevant to the operations of the Company and its subsidiaries is as follows. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

IAS 1	Presentation of Financial Statements
IAS 2	Inventories
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	Events after the Balance Sheet Date
IAS 16	Property, Plant, and Equipment
IAS 17	Leases
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Investments in Associates
IAS 32	Financial Instruments: Disclosure and Presentation
IAS 33	Earnings per Share
IAS 39	Financial Instruments: Recognition and Measurement

The adoption of IASs 1, 2, 8, 10, 16, 17, 21, 32, 33 and 39 did not result in substantial changes to the accounting policies of the Company and its subsidiaries.

IAS 1 has affected the presentation of minority interest and other disclosures.

IAS 24 has extended the identification and disclosure of related parties to include state-owned enterprises and key management personnel of the Company as well as their close family members.

The adoptions of IASs 27 and 28 have resulted in changes in accounting policies for investments in subsidiaries and associates at company level. Until 31 December 2004, investments in subsidiaries and associates at company level are accounted for using the equity method. Subsequent to that date, the Company and its subsidiaries, at the Company level, restated such investments at cost less any accumulated impairment losses.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Company and its subsidiaries require retrospective application other than IAS 16-the exchange of property, plant and equipment is accounted at fair value prospectively.

2. Accounts payable and accrued liabilities

	30 June 2005	31 December 2004
	'000	*'000*
Construction costs and deposits payable to contractors	**2,173,828**	2,290,647
Fuel and material costs payable	**1,146,004**	678,689
Salary and welfare payable	**184,507**	148,090
Interest rate swap liability	**116,376**	119,885
Government grants	**174,277**	170,177
Others	**334,561**	218,381
	4,129,553	3,625,869

As at 30 June 2005, other than certain deposits for construction which were due between one and two years, substantially all accounts payable were due within one year.

As at 30 June 2005, the notional principal amount of the outstanding interest rate swap contracts of Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Tuoketuo Power Company") was USD219,675,000 (2004 – USD213,911,000) and the related fixed rate and floating rate were 5.15% (2004 – 5.15%) and 2.89% (2004 – 1.86%) (LIBOR offered by British Bankers' Association as at 13 January 2005), respectively.

3. **Convertible bonds**

The liability component of convertible bonds as at 30 June 2005 was as follows:

	'000
Liability component as at 1 January 2005	1,078,027
Interest expense	28,863
Interest payment	(4,774)
Liability component as at 30 June 2005	1,102,116

The carrying amount of the liability component as at 30 June 2005 of the convertible bonds approximated its fair value.

4. **Short-term Loans**

The Company and its subsidiaries had short-term loans payable to North China Power Group Finance Company Ltd. totalling approximately RMB1,065,400,000 as at 30 June 2005 (2004 – RMB104,000,000).

5. **Operating revenue**

	Six months ended 30 June	
	2005	2004
	'000	*'000*
Electricity	**8,541,200**	6,035,508
Heat	**47,507**	5,959
	8,588,707	6,041,467

Pursuant to the power purchase agreements entered into between the Company and its subsidiaries and the regional or provincial grid companies, the Company and its subsidiaries are required to sell their entire net generation of electricity to these grid companies at approved tariff rates. For the six months ended 30 June 2005, most of the electricity generated by the Company and its subsidiaries was sold to North China Grid Company ("NCG") and its subsidiaries.

6. **Taxation**

	Six months ended 30 June	
	2005	2004
	'000	*'000*
PRC enterprise income tax		
– Current tax	**347,233**	469,356
– Deferred tax	**6,203**	15,039
	353,436	484,395

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes. Except for Tuoketuo Power Company and Hebei Datang International Huaze Hydropower Development Company Limited ("Huaze Hydropower Company"), the applicable enterprise income tax rate for the Company and its subsidiaries in the People's Republic of China (the "PRC") is 33%.

Pursuant to document Guo Ban Fa [2001] 73 issued by State Council of PRC and document Cai Shui [2001] 202 issued by State Administration of Taxation of the PRC, Tuoketuo Power Company, as an enterprise set up in western area of the PRC and engaged in a business encouraged by the State, has been granted a tax concession to pay PRC income tax at a preferential rate of 15% from 2001 to 2010. As a newly set up domestic invested enterprise engaged in power generation in western area of PRC, Tuoketuo Power Company is also exempted from PRC enterprise income tax during the first and second years of operations and has been granted a tax concession to pay PRC enterprise income tax at 50% of preferential rate during the third to fifth years of operations. Tuoketuo Power Company started commercial operations in 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2004 and 2005 are 0%.

Pursuant to document Ji Zheng Han [2003] 126 issued by People's Government of Hebei Province and document Ji Guo Shui Fa [2003] 179 issued by State Administration of Taxation of Hebei Province, Huaze Hydropower Company, as an enterprise set up in the autonomous county started from 1 January 2003, is exempted from PRC enterprise income tax during the first to third years since the first tax profit year and has been granted a tax concession to pay PRC enterprise income tax at 50% of the tax rate during the fourth to sixth year. Huaze Hydropower Company has the tax profit since the year 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2004 and 2005 are 0%.

7. **Earnings per share**

The calculation of basic earnings per share for the six months ended 30 June 2005 was based on net profit attributable to equity holders of the Company of approximately RMB1,118,892,000 (2004 – RMB1,112,780,000) and on the weighted average number of 5,162,849,000 shares (2004 – 5,162,849,000 shares) outstanding during the Period.

The diluted earnings per share is calculated adjusting the weighted average number of ordinary share outstanding to assume conversion of all dilutive potential ordinary shares of the Company. The convertible bonds are assumed to have been converted into ordinary shares of the Company and the net profit is adjusted to eliminate the interest expenses less the tax effect.

	Six months ended 30 June	
	2005	2004
Net profit attributable to shareholders (RMB '000)	**1,118,892**	1,112,780
Interest expense on convertible debt (net of tax) (RMB '000)	**19,338**	18,502
Net profit used to determine diluted earnings per share (RMB '000)	**1,138,230**	1,131,282
Weighted average number of ordinary shares in issue (shares in thousand)	**5,162,849**	5,162,849
Adjustments for assumed conversion of convertible debt (shares in thousand)	**215,813**	215,813
Weighted average number of ordinary shares for diluted earnings per share (shares in thousand)	**5,378,662**	5,378,662
Diluted earnings per share (RMB)	**0.21**	0.21

8. Profit appropriations

Dividends

On 28 March 2005, the Board proposed a dividend of RMB0.22 per share, totalling approximately RMB1,135,827,000 for the year ended 31 December 2004. The proposed dividend distribution was approved by the shareholders of the Company in the general meeting dated 21 June 2005.

During the Period, dividends of approximately RMB1,135,827,000 were paid, which represents RMB0.22 dividends paid per share.

Reserves

During the Period, approximately RMB16,180,000 has been transferred from the restricted reserve, which is specifically set up to reflect the reduction of the statutory public welfare fund under PRC GAAP, to retained earnings. This amount represented amortization of deferred housing benefits for the six months ended 30 June 2005.

Pursuant to the Accounting System for Business Enterprises of the PRC, statutory public welfare fund is transferred to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For the six months ended 30 June 2005, approximately RMB Nil (2004 – RMB7,860,000) of the statutory public welfare fund was transferred to discretionary surplus reserve.

On 28 March 2005, the Board proposed an appropriation of approximately RMB1,281,770,000 to the discretionary reserve for the year ended 31 December 2004. The proposed profit appropriation was approved by the shareholders of the Company in the general meeting dated 21 June 2005.

9. Supplemental financial information

(a) Condensed consolidated balance sheet

	30 June 2005	31 December 2004
	'000	*'000*
Net current liabilities	**(11,978,507)**	(5,584,258)
Total assets less current liabilities	**39,391,896**	38,261,143

	Six months ended 30 June	
	2005	2004
	'000	*'000*
Additions to property, plant and equipment	**8,488,241**	6,886,757

(b) Condensed consolidated income statement

	Six months ended 30 June	
	2005	2004
	'000	*'000*
Interest expenses	**724,612**	406,271
Less: amount capitalised in property, plant and equipment	**(381,275)**	(213,778)
	343,337	192,493
Exchange loss, net	**1,411**	1,840
Fair value loss/(gain) on an interest rate swap	**26,747**	(35,947)

Finance costs	**371,495**	158,386
Cost of inventories		
– Fuel	**3,730,166**	2,060,780
– Spare parts and consumable supplies	**38,071**	29,450
Depreciation and amortisation	**1,294,391**	993,906
Dividend income	**(27,261)**	(18,702)
Donation to State Environmental Bureau	**66,000**	–
Amortisation of deferred housing benefits	**36,753**	18,673

II. MANAGEMENT DISCUSSION AND ANALYSIS

The Company and its subsidiaries are engaged in the development, construction and operation of power plants and the sale of electricity and thermal power.

For the six months ended 30 June 2005, net profit of the Company and its subsidiaries amounted to approximately RMB1,119 million, representing an increase of approximately 0.55% as compared to the corresponding period of the previous year. Earnings per share was approximately RMB0.22, at the same level as that of the corresponding period of the previous year.

1. Production

During the Period, the installed capacity (managed capacity) of operating units owned by the Company and its subsidiaries totalled 11,360MW. During the Period, total power generation of the Company and its subsidiaries amounted to approximately 34.868 million MWh, representing an increase of approximately 38.79% as compared to the corresponding period of the previous year. Total on-grid electricity amounted to approximately 32.842 million MWh, representing an increase of approximately 39.29% as compared to the corresponding period of the previous year. The increase in power generation and on-grid electricity was mainly attributable to:

(1) Continued increase in power demand: The increase of nationwide power consumption by approximately 13.91% for the Period;

(2) Increase in power generation capacity: With two operating units of the Company's subsidiaries put into commercial operation during the Period, together with the operating units put into operation in the second half of last year, the managed capacity of the Company has increased by 3,250MW as compared to the corresponding period of the previous year;

(3) Safe and stable operation of existing operating units at high operation levels: The equivalent availability factor reached approximately 91.59% during the Period; and

(4) Secured fuel supply: During the Period, due to the tight supply of coal and substantial growth in power generation, the Company has actively explored coal resources and entered into sincere cooperation with coal mines. In addition, the Company has taken pro-active steps to smoothen the coordination on coal transportation with relevant railway departments, so as to ensure continuous coal supply for the operation of the power plants of the Company and its subsidiaries.

Power generation of the Company's major power plants during the Period was as follows:

Name of power plant	**Power generation** *(MWh)*
Power plants wholly-owned by the Company (Gaojing Thermal Power Plant, Douhe Power Plant, Zhangjiakou Power Plant and Xiahuayuan Power Plant)	16.598
Tianjin Datang International Panshan Power Generation Company Limited	3.950
Tuoketuo Power Company	7.984
Hebei Datang International Tangshan Thermal Power Company Limited	2.175
Huaze Hydropower Company	0.011
Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company")	1.632
Shanxi Datang International Yungang Thermal Power Company Limited	1.540
Shanxi Datang International Shentou Power Generation Company Limited ("Shentou Power Company")	0.98

2. Operational Management

The Company and its subsidiaries achieved consolidated operating revenue of approximately RMB8,589 million during the Period, representing an increase of approximately 42.16% as compared to the corresponding period of the previous year, and consolidated net profit of approximately RMB1,119 million, representing an increase of approximately 0.55% as compared to the corresponding period of the previous year.

The increases in consolidated operating revenue and consolidated net profit were attributable to the following:

(1) Increase in on-grid electricity and upward adjustments of electricity tariffs – During the Period, total installed capacity of the Company increased by 3,250MW as compared to the corresponding period of the previous year. Accordingly, on-grid electricity increased by approximately 39.29% as compared to the corresponding period of the previous year. As a result of the new tariff policy announced by the government of the PRC, including the implementation of Coal-electricity Price Linkage Mechanisms, the average on-grid tariff (tax included) of the Company's operating power units has increased as compared to the corresponding period of the previous year.

(2) Commitment to stringent cost controls and energy conservation measures – Compared to the corresponding period of the previous year, due to surging coal prices and a decrease in thermal output, the unit fuel cost of power generation increased by approximately 28.48% and this was the main factor affecting the Company's profits growth. Facing the severe pressure from fuel supply and costs, the Company has intensified its work on energy conservation, while exercising stringent controls on all cost components. During the Period, coal consumption for power generation of the operating units was 350.57g/kWh, a decrease of 3.61g/kWh from the corresponding period of the previous year. With a significant increase in on-grid power generation, controllable costs were effectively contained, and the operating pressure of lowered profits due to the significant increase in fuel costs was relieved.

3. Business Expansion

During the Period, business expansion of the Company and its subsidiaries was as follows:

1. Unit 2 (300MW) of Liancheng Power Company was put into commercial operation in February; Units 1 and 2 (2 x 500MW) of Shentou Power Company were put into commercial operation in February and July, respectively;

2. The following construction projects will commence operation during 2005:

   - Units 5 and 6 (2 x 600MW) of Tuoketuo Power Company;
   - Unit 1 (50MW) of Yunnan Nalan Hydropower Project, which is being constructed by Yunnan Datang International Nalan Hydropower development Company Limited;
   - The Board has approved the development and construction of Wangtan Power Generation Project. Wangtan Power Generation Project planned to construct two 600MW coal-fired units and approval has been obtained from the National Development and Reform Commission (the "NDRC"). Wangtan Power Generation Project is located in Tangshan of Hebei Province, nearby Bohai Bay.

3. Projects under construction and pre-construction works progressed effectively:

   - Units 1 and 2 (2 x 300MW) of Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power Company"), which are under construction and are expected to commence operation in 2006;
   - Unit 1 (60MW) of Yayangshan Hydropower Project, which is developed, constructed and operated by Yunnan Datang International Lixianjiang Hydropower Development Company Limited ("Lixianjiang Hydropower Company"), is under construction and is expected to commence operation in 2006;
   - The Zhejiang Wushashan Power Generation Project, which is located in Wushashan of Zhejiang Province, has been approved by the NDRC. The project plans to construct four 600MW coal-fired units and has commenced construction.
   - Guangdong Chaozhou Power Generation Project, which is controlled and developed by the Company, has been approved by the NDRC. The project comprises two 600MW coal-fired units and is located in Chaozhou of Guangdong Province. At present, the project has commenced construction.
   - Fujian Ningde Power Generation Project, which is controlled and developed by the Company, has been approved by the NDRC. The project comprises two 600MW coal-fired units and is located in Ningde of Fujian Province. At present, the project has commenced construction.
   - Chongqing Datang Pengshui Hydropower Development Company Limited planned to construct five 350MW hydropower units in the downstream area of Wujiang, Pengshui County, Chongqing City, in the east of the main Chongqing Grid. The project is pending approval from the NDRC. Relevant preparations for the construction are underway.

4. Financial Analysis

(1) Operating Results

During the Period, the Company and its subsidiaries achieved consolidated net profit of approximately RMB1,119 million, representing an increase of approximately 0.55% as compared to the corresponding period of the previous year. Basic earnings per share was approximately RMB0.22, at the same level as that of the corresponding period of the previous year.

- Operating revenue: The consolidated operating revenue of the Company and its subsidiaries for the Period amounted to approximately RMB8,598 million, representing an increase of approximately RMB2,547 million or 42.16% as compared to the corresponding period of the previous year. The increase in operating revenue was mainly resulted from increasing on-grid electricity and average on-grid tariffs. On-grid electricity rose approximately 39.29% as compared to the corresponding period of the previous year. As the government of the PRC announced a new tariff policy, including the implementation of the Coal-electricity Price Linkage Mechanisms, the average on-grid tariff (tax included) of the commercially operating units of the Company increased by approximately RMB5/MWh as compared to the corresponding period of the previous year.

- Operating costs: Consolidated operating costs of the Company and its subsidiaries for the Period amounted to approximately RMB6,438 million, representing an increase of approximately RMB2,301 million or 55.62% as compared to the corresponding period of the previous year. Among such increase, actual fuel costs were approximately RMB3,730 million, representing an increase of approximately RMB1,669 million or approximately 81.01% as compared to the corresponding period of the previous year.

- Finance costs: Finance costs for the Period increased by approximately RMB213 million, or an increase of approximately 134.55% as compared to the corresponding period of the previous year.

(2) Financial Position

As at 30 June 2005, total consolidated assets of the Company and its subsidiaries amounted to approximately RMB56,748 million, representing an increase of approximately RMB7,273 million as compared to 31 December 2004. Total consolidated liabilities amounted to approximately RMB37,347 million, representing an increase of approximately RMB6,951 million as compared to 31 December 2004. Minority interests amounted to approximately RMB2,307 million, representing an increase of approximately RMB339 million as compared to 31 December 2004. The Company's shareholders' equity amounted to approximately RMB17,093 million, representing a decrease of approximately RMB17 million as compared to 31 December 2004. The increase in total assets was mainly resulted from the implementation of the expansion strategy by the Company and its subsidiaries and the corresponding increase in investments in construction-in-progress.

(3) Liquidity

As at 30 June 2005, the asset-to-liability ratio (i.e. the ratio between total liabilities and total assets, excluding minority interests) for the Company and its subsidiaries was approximately 65.81%. The net debt-to-equity ratio (i.e. (loans + convertible bonds – cash and cash equivalents – short-term bank deposits with a maturity over three months – investments held for trading)/shareholders' equity excluding minority interests) was approximately 175.51%.

As at 30 June 2005, total cash and cash equivalents and bank deposits with a maturity of over 3 months of the Company and its subsidiaries amounted to approximately RMB2,806 million, among which an equivalent of approximately RMB1,257 million was in foreign currencies. The Company and its subsidiaries had no entrusted deposits or overdue fixed deposits during the Period.

As at 30 June 2005, short-term loans of the Company and its subsidiaries amounted to approximately RMB11,619 million which bore annual interest rates ranging from 4.52% to 5.84%. Long-term loans (excluding those due within 1 year) amounted to approximately RMB18,708 million and long-term loans due within 1 year amounted to approximately RMB1,378 million, at annual interest rates ranging from 2.88% to 6.12%, of which an amount equivalent to approximately RMB2,377 million was US dollars denominated loans. The convertible bond was US dollars denominated and is equivalent to RMB1,102 million. The Company and its subsidiaries pay regular and active attention to foreign exchange market fluctuations and prudently assess foreign currency risks.

As at 30 June 2005, the Company has provided loan guarantees to its subsidiaries amounting to approximately RMB11,639 million; and loan guarantees to its associates amounting to approximately RMB621 million. Save as disclosed herein, the Company did not provide any guarantee to other companies.

5. Major work to be completed for the second half of 2005

To date, the Company's investments in Units 5 and 6 of the Phase III project of Tuoketuo Power Company, the Chaozhou Power Project, the Wushashan Power Project and the Wangtan Power Generation Project, which comprise a total of twelve 600MW generation units for a total of 7,200MW, have been approved and their construction have commenced. However, the operating conditions of the Company are still difficult, given the fuel prices hovering at a high level and ever-increasing demand for environmental protection which will affect the earnings of the Company. As such, the Company will strengthen its management and overcome the unfavourable factors, aiming at increasing production and revenue and achieving greater economic efficiency. In the second half of 2005, the Company will focus on the following:

1. Implement the production safety accountability system to ensure safe and steady operation of power generating units of the Company and its subsidiaries;
2. Enhance fuel management to ensure fuel supply for power generation;
3. Enhance efforts in cost management, striving for revenue increase and cost saving; and
4. Focus on the management of the projects under construction, and ensure that the Phase III project of Tuoketuo Power Company (2 x 600MW), the Wangtan Power Generation Project (2 x 600MW), and Nalan Hydropower Project Unit 1 (50MW) will commence operation in accordance with schedule within the year.

III. SHARE CAPITAL AND DIVIDENDS

(1) Share Capital

No new shares were issued by the Company during the Period. As at 30 June 2005, total share capital of the Company amounted to RMB5,162,849,000, consisting 5,162,849,000 shares of RMB1.00 each.

(2) Dividends

In accordance with the proposal made at the meeting of the Board held on 28 March 2005 and approved at the annual general meeting of the Company convened on 21 June 2005, an annual dividend of RMB0.22 per share for year 2004 was declared, and that the dividends concerned would be distributed to shareholders of the Company whose name appeared on the register of members of the Company on 20 May 2005. The above-mentioned dividends have been distributed before 30 June 2005, among which domestic-share dividends were distributed in and paid by Renminbi while H-share dividends were distributed in Renminbi and paid by Hong Kong dollars.

The Board does not recommend the payment of any interim dividend for year 2005.

IV. SIGNIFICANT EVENTS

The relevant authorisation given to the Board in respect of the issue of not more than 1 billion A shares was renewed at the extraordinary general meeting, the H Shares Class Meeting and the Domestic Shares Class Meeting of the Company, which were held on 21 June 2005.

V. PURCHASE, SALE AND REDEMPTION OF THE COMPANY's LISTED SECURITIES

During the Period, the Company and its subsidiaries have not purchased, sold or redeemed any of its listed securities.

VI. THE CODE OF CORPORATE GOVERNANCE PRACTICES

To the knowledge of the Board, the Company has complied with the Code of Corporate Governance Practices as set out in Appendix 14 of the Listing Rules during the Period.

VII. THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

Upon specific enquiries made to all the directors of the Company and in accordance with information provided, the Board confirmed that all directors of the Company have complied with the provisions under the Model Code for Securities Transactions by Directors of Appendix 10 of Listed Issuers as set out in the Listing Rules during the Period.

VIII. AUDIT COMMITTEE

In accordance with the Listing Rules, the Company has set up an Audit Committee which comprises three independent non-executive directors and two non-executive directors of the Company. The Audit Committee is responsible for reviewing the Company's financial reporting procedures and internal controls.

The Audit Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Company and its subsidiaries. It has also discussed matters regarding internal controls and the interim financial statements, including the review of the financial statements for the six months ended 30 June 2005.

The Audit Committee considered that the interim financial reports of the Company and its subsidiaries complied with the applicable accounting standards, and that the Company has made appropriate disclosure thereof.

By order of the Board
Zhai Ruoyu
Chairman

Beijing, the PRC, 29 August 2005

As at the date of this announcement, the directors of the Company are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive directors of the Company*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

CONNECTED TRANSACTION

Project Transfer Agreement

Pursuant to the Project Transfer Agreement, the Company has agreed to transfer to CDT all rights and obligations relating to the Contracts for a consideration of RMB211,014,617.41 (approximately HK$204,868,560.59), representing the total amount already paid by the Company under the Contracts as at the date of the Project Transfer Agreement.

Connected transaction of the Company

As at the date of the Project Transfer Agreement, CDT owns approximately 35.43% of the issued share capital of the Company, therefore CDT is a connected person of the Company under the Listing Rules. Accordingly, the Project Transfer Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) is less than 2.5%, the Project Transfer Agreement is only subject to the reporting and announcement requirements set out in Chapter 14A of the Listing Rules. Relevant details will also be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

PROJECT TRANSFER AGREEMENT

Date

24 August 2005

Parties

(1) the Company, as the transferor; and

(2) CDT, as the transferee

Major terms of the Project Transfer Agreement

Subject:	all contracts entered into by the Company relating the Project.
Consideration:	RMB211,014,617.41 (approximately HK$204,868,560.59) payable in cash within 30 days from the date of the Project Transfer Agreement. The consideration is based on total amount already paid by the Company relating under the Contracts as at the date of the Project Transfer Agreement.
Rights and obligations:	All rights attached to the Contracts and all liabilities arising from Contracts as at the date of the Project Transfer Agreement and all payment obligations of the Company shall be borne and transferred to CDT upon the date of the Project Transfer Agreement.

REASON FOR ENTERING INTO THE PROJECT TRANSFER AGREEMENT

The Company acquired the development right in the Project in 2002 and was involved in the Project with a view to upgrade the existing headquarters of the Company. As CDT has been searching for a suitable site to develop into its headquarters in the central district of Beijing, the PRC, after reviewing the current requirements of the Company, the Directors are of the view that since the Company has no immediate needs to develop the Project and that no substantive development of the Project has begun since the acquisition of the development rights by the Company, in order to better utilise resources of the Company, the board of Directors decided to transfer the Contracts to CDT. The Directors, including the independent non-executive Directors, considered that the entering into the Project Transfer Agreement is in the best interest of the Company. As there will be no gain made or loss incurred by the Company as a result of the transfer of the Contracts to CDT, the Company believes that the transfer of the Contracts should have no material adverse impact on the Company. The Company will use the proceeds from the transfer of the Contracts as additional working capital of the Company.

The terms of the Project Transfer Agreement were negotiated and arrived at on an arm's length basis. The Directors, including the independent non-executive Directors, consider that the terms of the Project Transfer Agreement are fair and reasonable as far as the Company and the Company's shareholders as a whole are concerned.

CONNECTED TRANSACTION

As at the date of the Project Transfer Agreement, CDT owns approximately 35.43% of the issued share capital of the Company, therefore CDT is a connected person of the Company under the Listing Rules. Accordingly, the Project Transfer Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) is less than 2.5%, the Project Transfer Agreement is only subject to the reporting and announcement requirements set out in Chapter 14A of the Listing Rules. Relevant details will also be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

INFORMATION RELATING TO THE COMPANY AND ITS SUBSIDIARIES

The principal business of the Company and its subsidiaries includes the development and operation of power plants, the sale of electricity, and thermal power and maintenance of power equipment and power-related technical services.

INFORMATION RELATING TO CDT

The principal business of CDT is the development, investment, construction, operation and management of power energy organisation of power (thermal) production and sales; electric power equipment manufacture, maintenance and commissioning; power technology development and consultation; contracting and consulting of electric power engineering and environmental protection projects and renewable energy development.

DEFINITIONS

For the purposes of this announcement, capitalised terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"CDT"	China Datang Corporation (中國大唐集團公司), a state-owned enterprise established under the laws of the PRC and is a substantial shareholder of the Company holding approximately 35.43% of the issued share capital of the Company
"Company"	Datang International Power Generation Co. Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H Shares are listed on the Stock Exchange and the London Stock Exchange
"Contracts"	(i) the project transfer contract dated 2 September 2002 entered into between the Company and 金融街控股股份有限公司 (Financial Street Holdings Company Limited) in respect of the transfer of the development right of the Project to the Company; and (ii) the ancillary construction contracts relating to it (including but not limited to, inspection, design, construction and supervision)
"Directors"	directors of the Company
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Stock Exchange and the London Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"PRC"	the People's Republic of China
"Project"	the Eastern Part of the office building located at the No. 10, F Area, Financial Street, Beijing, the PRC

"Project Transfer Agreement"	the project transfer agreement dated 24 August 2005 entered into between the Company and CDT in respect of the transfer of all rights and obligations relating to the Contracts
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Datang International Power Generation Co., Ltd.
Yang Hongming
Company Secretary

Beijing, the PRC, 25 August 2005

As at the date of this announcement, the Directors are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

CLARIFICATION ANNOUNCEMENT

The Company noted a press article appearing in the Hong Kong press on 16 July 2005 where it is stated that the Company had issued a profit warning statement for the first half of 2005. The Company wishes to clarify that the Company has not released any such profit warning statement and does not know the source of the information contained in the press article.

Datang International Power Generation Co., Ltd. (the "Company") is making this announcement in response to the press article appearing in the Hong Kong press on 16 July 2005 where it is stated that the Company had issued a profit warning statement for the first half of 2005 and the net profit of the Company for such period will decrease by 50%. The Company would like to clarify that it has not released any such profit warning statement and does not know the source of the information contained in such press article. The Company is finalising its interim results report and will not make any comment on its results until the interim report is finalised and approved by the board of directors of the Company.

By order of the board of directors
Datang International Power Generation Co., Ltd.
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 18 July 2005

As at the date of this announcement, the directors of the company are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

** independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)

(Stock Code: 991)

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2004, THE H SHARES CLASS MEETING AND THE DOMESTIC SHARES CLASS MEETING

The Company would like to clarify the announcement of the Company dated 21 June 2005 regarding the resolutions passed at the Meetings.

Datang International Power Generation Co., Ltd. (the "Company") would like to clarify the announcement of the Company dated 21 June 2005 regarding the resolutions passed at the 2004 AGM, the H Shares Class Meeting and the Domestic Shares Class Meeting (together, the "Meetings"). Reference is also made to the announcement of the Company dated 4 May 2005 and the circular of the Company dated 25 May 2005 in respect of the A Shares Issue. Terms used herein shall have the same meanings as those defined in the Notices of AGM, H Shares Class Meeting and Domestic Shares Class Meeting dated 5 May 2005 unless stated otherwise.

The Company held the Meetings at the conference room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China on 21 June 2005 (Tuesday). The convening of the Meetings complied with the Company Law of the People's Republic of China and the articles of association of the Company. Due to the oversight of the Company, the Company did not appoint a scrutineer for the vote-taking at the Meetings thus did not comply with Rule 13.39(5) of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). As such, the Stock Exchange indicated that it will reserve the right to take appropriate action against the Company and/or its directors.

The poll results for the resolutions passed at the Meetings were prepared by the Company based on the vote-taking at the Meetings. PricewaterhouseCoopers, Certified Public Accountants, the auditors of the Company, have today been engaged by the Company to carry out certain limited procedures to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. No exceptions were noted from the procedures carried out by PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of the 2004 AGM, the issued share capital of the Company comprises 3,732,180,000 Domestic Shares and 1,430,669,000 H Shares which were the total number of shares entitling the holders to attend and vote for and against all the resolutions at the 2004 AGM (save and except for special resolution 3(b) in which China Datang Corporation and Tianjin Jinneng Investment Company, together holding 2,388,595,200 Domestic Shares, representing approximately 46.27% of the issued share capital of the Company, have abstained from voting in accordance with the Listing Rules and at which the total number of shares entitling the holders to attend and vote for and against such resolutions are 1,343,584,800 Domestic Shares and 1,430,669,000 H Shares). Shareholders of the Company or their authorised proxies attended the 2004 AGM, holding 4,053,390,035 shares of the Company and represents 78.51% of the issued share capital of the Company. The following resolutions were passed by way of poll at the 2004 AGM and the results of the voting are as follows:

Resolutions	Vote		Passing rate
	For	Against	(%)
1. Ordinary Resolutions			
1. approval on the report of the board of directors of the Company (the "Board") for the year 2004;	4,042,495,235	Nil	99.73%
2. approval on the report of the supervisory committee of the Company for the year 2004;	4,042,495,235	Nil	99.73%
3. approval on the audited financial statement of the Company for the year 2004;	4,041,371,235	Nil	99.70%
4. approval on the budget of the Company for the year 2005;	4,052,876,035	514,000	99.99%
5. approval on the profit distribution plan of the Company for the year 2004;	4,053,390,035	Nil	100%
6. approval on the proposed re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Company Limited and PricewaterhouseCoopers as the Company's domestic and international auditors respectively and to authorise the Board to fix their remunerations;	4,049,490,035	3,900,000	99.90%
7. approval on the investment plans of the Company;	3,784,590,714	164,735,369	93.37%
8. approval on the remuneration scheme for the directors and supervisors of the Company.	4,047,699,708	5,690,327	99.86%
The above resolutions were formally passed as ordinary resolutions.			
2. Special Resolutions			
1. approval on the proposal of amending the articles of association of the Company;	4,037,476,035	2,514,000	99.61%
2. approval on an unconditional general mandate to the Board to issue, allot and deal with any additional new shares of up to 20% of the total number of shares in issue;	3,868,593,770	171,396,265	95.44%
3. (a) conditional on the passing of the special resolution numbered 3(b) below, approval on the proposed refreshment of the validity period of all relevant special resolutions relating to the A Shares Issue and referred to in special resolution numbered one in the notices of the 2004 EGM and 2004 CSMs dated 6 May 2004 (save for the Private Placement Arrangements) in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs held on 22 June 2004 for a further one year commencing from the date of the passing of this special resolution, and approval on the authorisation of the Board to make the final decision, do all acts and sign all such agreements and/or documents as the Board deems necessary for completing the A Shares Issue (save for the Private Placement Arrangements);	4,037,194,035	2,796,000	99.60%
(b) conditional on the passing of the special resolution numbered 3(a) above, approval on the proposed refreshment of the validity period of the Private Placement Arrangements approved at the 2004 EGM and 2004 CSMs for a further one year commencing from the date of the passing of this special resolution, and approval on the authorisation of the Board to make the final decision, do all acts and sign all such agreements and/or documents as the Board deems necessary for completing the Private Placement Arrangements. (In accordance with the requirements of the Listing Rules, China Datang Corporation and Tianjin Jinneng Investment Company, together holding 2,388,595,200 Domestic Shares, representing approximately 46.27% of the issued share capital of the Company, abstained from voting in this resolution.)	1,649,394,835	2,000,000	99.07%
The above resolutions were formally passed as special resolutions.			

As at the date of the H Shares Class Meeting, the issued share capital of the Company comprises 1,430,669,000 H Shares which were the total number of shares entitling the holders to attend and vote for and against the resolution at the H Shares Class Meeting. H Shares' shareholders of the Company or their authorised proxies attended the H Shares Class Meeting, holding 293,886,365 H Shares and represents 20.54% of the total issued H Shares. The voting taken place at the H Shares Class Meeting was valid as the Company has complied with the requirements of the articles of associations of the Company to republish the Notice of H Shares Class Meeting on 1 June 2005. The following resolution was passed by way of poll at the H Shares Class Meeting and the result of the voting is as follows:

Resolution	Vote		Passing rate
	For	Against	(%)
Approval on the validity period of all relevant resolutions relating to the A Shares Issue and referred to in special resolution numbered one in the notices of the 2004 EGM and 2004 CSMs dated 6 May 2004 in the same structure and manner and in identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs held on 22 June 2004, and approval on the authorisation of the Board to make the final decision, do all acts and sign all such agreements and/or documents as the Board deems necessary for completing the A Shares Issue be extended for a further one year commencing from the date of the passing of this special resolution.	289,320,038	4,566,327	98.45%
The above resolution was formally passed as a special resolution.			

As at the date of the Domestic Shares Class Meeting, the issued share capital of the Company comprises 3,732,180,000 Domestic Shares which were the total number of shares entitling the holders to attend and vote for and against the resolution at the Domestic Shares Class Meeting. Domestic Shares' shareholders of the Company or their authorised proxies attended the Domestic Shares Class Meeting, holding 3,732,180,000 Domestic Shares and represents 100% of the total issued Domestic Shares. The following resolution was passed by way of poll at the Domestic Shares Class Meeting and the result of the voting is as follows:

Resolution	Vote		Passing rate
	For	Against	(%)
Approval on the validity period of all relevant resolutions relating to the A Shares Issue and referred to in special resolution numbered one in the notices of the 2004 EGM and 2004 CSMs dated 6 May 2004 in the same structure and manner and in identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs held on 22 June 2004, and approval on the authorisation of the Board to make the final decision, do all acts and sign all such agreements and/or documents as the Board deems necessary for completing the A Shares Issue be extended for a further one year commencing from the date of the passing of this special resolution.	3,732,180,000	Nil	100%
The above resolution was formally passed as a special resolution.			

By order of the Board
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 22 June 2005

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haizia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin*, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing*

* *independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
(A Sino-foreign Joint Stock Limited Company incorporated in the People's Republic of China)
(Stock Code: 991)

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2004, H SHARES CLASS MEETING AND DOMESTIC SHARES CLASS MEETING

Datang International Power Generation Co., Ltd. (the "Company") held its annual general meeting for the year 2004 (the "AGM"), the H Shares Class Meeting and the Domestic Shares Class Meeting at the conference room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China on 21 June 2005 (Tuesday). The convening of the AGM, the H Shares Class Meeting and Domestic Shares Class Meeting complied with the Company Law of the People's Republic of China and the articles of association of the Company.

Shareholders of the Company or their authorised proxies attended the AGM, representing 4,053,390,035 voting shares and 78.51% of the total issued share capital of the Company. The following resolutions were passed at the AGM and the results of the voting are as follows:

Resolutions	Vote		Passing rate
	For	Against	(%)
1. Ordinary Resolutions			
1. approval on the report of the board of directors of the Company (the "Board") for the year 2004;	4,042,495,235	Nil	99.73%
2. approval on the report of the supervisory committee of the Company for the year 2004;	4,042,495,235	Nil	99.73%
3. approval on the audited financial statement of the Company for the year 2004;	4,041,371,235	Nil	99.70%
4. approval on the budget of the Company for the year 2005;	4,052,876,035	514,000	99.99%
5. approval on the profit distribution plan of the Company for the year 2004;	4,053,390,035	Nil	100%
6. approval on the proposed re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Company Limited and PricewaterhouseCoopers as the Company's domestic and international auditors respectively and to authorise the Board to fix their remunerations;	4,049,490,035	3,900,000	99.90%
7. approval on the investment plans of the Company;	3,784,590,714	164,735,369	93.37%
8. approval on the remuneration scheme for the directors and supervisors of the Company.	4,047,699,708	5,690,327	99.86%
The above resolutions were formally passed as ordinary resolutions.			
2. Special Resolutions			
1. approval on the proposal of amending the articles of association of the Company;	4,037,476,035	2,514,000	99.61%
2. approval on an unconditional general mandate to the Board to issue, allot and deal with any additional new shares of up to 20% of the total number of shares in issue;	3,868,593,770	171,396,265	95.44%
3. (a) conditional on the passing of the special resolution numbered 3(b) below, approval on the proposed refreshment of the validity period of all relevant special resolutions relating to the A Shares Issue and referred to in special resolution numbered one in the notices of the 2004 EGM and 2004 CSMs dated 6 May 2004 (save for the Private Placement Arrangements) in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs held on 22 June 2004 for a further one year commencing from the date of the passing of this special resolution, and approval on the authorisation of the Board to make the final decision, do all acts and sign all such agreements and/or documents as the Board deems necessary for completing the A Shares Issue (save for the Private Placement Arrangements);	4,037,194,035	2,796,000	99.60%
(b) conditional on the passing of the special resolution numbered 3(a) above, approval on the proposed refreshment of the validity period of the Private Placement Arrangements approved at the 2004 EGM and 2004 CSMs for a further one year commencing from the date of the passing of this special resolution, and approval on the authorisation of the Board to make the final decision, do all acts and sign all such agreements and/or documents as the Board deems necessary for completing the Private Placement Arrangements. (In accordance with the requirements of the Listing Rules. China Datang Corporation and Tianjin Jinneng Investment Company abstained from voting in this resolution.)	1,649,394,835	2,000,000	99.07%
The above resolutions were formally passed as special resolutions.			

H Shares' shareholders of the Company or their authorised proxies attended the H Shares Class Meeting, representing H Shares 293,886,365 voting shares and 20.54% of the Company's total issued H Shares. The voting taken place at the H Shares Class Meeting was valid as the Company has complied with the requirements of the articles of associations of the Company to republish the notice of H Shares Class Meeting on 1 June 2005. The following resolution was passed at the H Shares Class Meeting and the result of the voting is as follows:

Resolution	Vote		Passing rate
	For	Against	(%)
Approval on the validity period of all relevant resolutions relating to the A Shares Issue and referred to in special resolution numbered one in the notices of the 2004 EGM and 2004 CSMs dated 6 May 2004 in the same structure and manner and in identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs held on 22 June 2004, and approval on the authorisation of the Board to make the final decision and sign all such agreements and/or documents as the Board deems necessary for completing the A Shares Issue be extended for a further one year commencing from the date of the passing of this special resolution.	289,320,038	4,566,327	98.45%
The above resolution was formally passed as a special resolution.			

Domestic Shares' shareholders of the Company or their authorised proxies attended the Domestic Shares Class Meeting, representing Domestic Shares 3,732,180,000 voting shares and 100% of the Company's total issued Domestic Shares. The following resolution was passed at the Domestic Shares Class Meeting and the result of the voting is as follows:

Resolution	Vote		Passing rate
	For	Against	(%)
Approval on the validity period of all relevant resolutions relating to the A Shares Issue and referred to in special resolution numbered one in the notices of the 2004 EGM and 2004 CSMs dated 6 May 2004 in the same structure and manner and in identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs held on 22 June 2004, and approval on the authorisation of the Board to make the final decision and sign all such agreements and/or documents as the Board deems necessary for completing the A Shares Issue be extended for a further one year commencing from the date of the passing of this special resolution.	3,732,180,000	Nil	100%
The above resolution was formally passed as a special resolution.			

By order of the Board
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 21 June 2005

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haizia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin*, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing*

* *independent non-executive directors*

Note: Terms used herein shall have the same meanings as those defined in the Notices of AGM, H Shares Class Meeting and Domestic Shares Class Meeting dated 5 May 2005 unless stated otherwise.

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

FURTHER NOTICE OF H SHARES CLASS MEETING

A class meeting of the holders of RMB denominated ordinary shares of RMB1.00 each in the registered capital of Datang International Power Generation Co., Ltd. (the "Company") which are subscribed for and traded in Hong Kong dollars ("H Shares") is scheduled to be held on 21 June 2005 at 11:00 a.m. (or immediately after the 2004 annual general meeting of the Company to be held on the same day and at the same place), at the Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") (the "H Shares Class Meeting"). As at 31 May 2005, due to the number of H Shares carrying voting rights represented by holders of H Shares intending to attend the H Shares Class Meeting does not reach one half or more of the total number of H Shares of the Company, the H Shares Class Meeting therefore cannot be convened as scheduled. According to the articles of association of the Company, notice is hereby given once again that the H Shares Class Meeting will be held at the same venue at 11:00 a.m. on 21 June 2005 (or immediately after the 2004 annual general meeting of the Company to be held on the same day and at the same place) as originally scheduled.

The forms of proxy for the use by holders of H Shares and notice of attendance delivered to the Company according to Note 2(4) and (5) of the original notice convening the H Shares Class Meeting shall remain vaild and effective.

Please refer to the original notice convening the H Shares Class Meeting which is set out below for other information concerning the H Shares Class Meeting.

Notice of H Shares Class Meeting

NOTICE IS HEREBY GIVEN that a class meeting of the holders of Renminbi ("RMB") denominated ordinary shares of RMB1.00 each in the registered capital of Datang International Power Generation Co., Ltd. (the "Company") which are subscribed for and traded in Hong Kong dollars ("H Shares") will be held on 21 June 2005 at 11:00 a.m. (or immediately after the 2004 annual general meeting of the Company (the "2004 AGM") to be held on the same date and at the same place) at Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") (the "H Shares Class Meeting") to consider and, if thought fit, to pass the following resolution:

> **THAT** the validity period of all relevant resolutions relating to the A Shares Issue (as defined below) and referred to in special resolution numbered one in the notices of the 2004 EGM (as defined below) and 2004 CSMs (as defined below) dated 6 May 2004 in the same structure and manner and in essentially identical terms as those considered and passed at the extraordinary general meeting ("2004 EGM") and the class shareholders meeting of the Company for each of the holders of H Shares and holders of domestic shares of the Company ("2004 CSMs") held on 22 June 2004 and the authorisation of the board of directors of the Company (the "Board") to make the final decision, do all acts and sign all such agreements and/or documents as the Board deems necessary for completing the A Shares Issue be extended for a further one year commencing from the date of the passing of this special resolution be and is hereby considered and approved. *(note 1)*

By order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 5 May 2005

Notes:

1. At the 2004 EGM and the 2004 CSMs, the resolutions in relation to the Company's application for the issue of not more than 1,000,000,000 RMB denominated ordinary shares of RMB1.00 each ("A Shares"), comprising a private placing of not more than 301,704,761 A Shares and 92,358,600 A Shares to China Datang Corporation and Tianjin Jinneng Investment Company, respectively and a public offer of not more than 605,936,639 A Shares to natural persons and institutional investors within the PRC (except those prohibited by PRC laws and regulations) (the "A Shares Issue") were considered and approved. The Board was authorised to make all decisions in relation to the A Shares Issue which was valid for one year from the date of the 2004 EGM and the 2004 CSMs, expiring on 21 June 2005. As at the date hereof, the A Shares Issue is not completed. The Board resolved to seek approval from the shareholders of the Company to refresh the validity period of the A Shares Issue and the authorisation of the Board to do all act as it sees fit for a further period of one year.
2. Other matters
   (1) Holders of H Shares are reminded that pursuant to the articles of association of the Company, the register of members of the Company will be closed from 21 May 2005 to 21 June 2005, both dates inclusive, during which period no transfer of any H Shares will be registered. Holders of H Shares, whose names appear on the register of members of the Company at the close of business on 20 May 2005 are entitled to attend and vote at the H Shares Class Meeting.
   (2) Every shareholder of the Company entitled to attend and vote at the H Shares Class Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.
   (3) A proxy of a holder of H Shares may vote by hand or vote on a poll, but a holder of H Shares who has appointed more than one proxy may only vote on a poll.
   (4) To be valid, holders of H Shares must deliver the proxy form and, if such proxy is signed by a person on behalf of his appointer pursuant to a power of attorney or other authority, the power of attorney or other authority under which it is signed or a certified copy of that power or authority (such certification to be made by a notary) to the Company's H Share registrar, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, in not less than 24 hours before the time scheduled for holding the H Shares Class Meeting.
   (5) Shareholders of the Company who wish to attend the H Shares Class Meeting are required to return the notice of attendance to the Company's registered address at 8/F, No. 482, Guanganmennei Aveune, Xuanwu District, Beijing, the PRC. Postcode : 100053. Tel : (8610) 8358 1905, Fax : (8610) 8397 7083 or (8610) 8358 1907, on or before 31 May 2005 (3 weeks before the date of the H Shares Class Meeting). Completion and return of the proxy form and notice of attendance will not preclude a holder of H Shares from attending and voting at the H Shares Class Meeting in person.
   (6) The H Shares Class Meeting is expected to last for about half an hour. Holders of H Shares and their proxies attending the H Shares Class Meeting shall be responsible for their own travel and accommodation expenses.

By order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 1 June 2005

As at the date of this announcement, the directors of the Company are:

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin*, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing*

* *independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

NOTICE OF H SHARES CLASS MEETING

NOTICE IS HEREBY GIVEN that a class meeting of the holders of Renminbi ("RMB") denominated ordinary shares of RMB1.00 each in the registered capital of Datang International Power Generation Co., Ltd. (the "Company") which are subscribed for and traded in Hong Kong dollars ("H Shares") will be held on 21 June 2005 at 11:00 a.m. (or immediately after the 2004 annual general meeting of the Company (the "2004 AGM") to be held on the same date and at the same place) at Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China (the "PRC") (the "H Shares Class Meeting") to consider and, if thought fit, to pass the following resolution:

1. **THAT** the validity period of all relevant resolutions relating to the A Shares Issue (as defined below) in the same structure and manner and in essentially identical terms as those considered and passed at the extraordinary general meeting ("2004 EGM") and the class shareholders meeting of the Company for each of the holders of H Shares and holders of domestic shares of the Company ("2004 CSMs") held on 22 June 2004 and the authorisation of the board of directors of the Company (the "Board") to make the final decision, do all acts and sign all such agreements and/or documents as the Board deems necessary for completing the A Shares Issue be extended for a further one year commencing from the date of the passing of this special resolution be and is hereby considered and approved. *(note 1)*

By order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 5 May 2005

Notes:

1. At the 2004 EGM and the 2004 CSMs, the resolutions in relation to the Company's application for the issue of not more than 1,000,000,000 RMB denominated ordinary shares of RMB1.00 each ("A Shares"), comprising a private placing of not more than 301,704,761 A Shares and 92,358,600 A Shares to China Datang Corporation and Tianjin Jinneng Investment Company, respectively and a public offer of not more than 605,936,639 A Shares to natural persons and institutional investors within the PRC (except those prohibited by PRC laws and regulations) (the "A Shares Issue") were considered and approved. The Board was authorised to make all decisions in relation to the A Shares Issue which was valid for one year from the date of the 2004 EGM and the 2004 CSMs, expiring on 21 June 2005. As at the date hereof, the A Shares Issue is not completed. The Board resolved to seek approval from the shareholders of the Company to refresh the validity period of the A Shares Issue and the authorisation of the Board to do all act as it sees fit for a further period of one year.
2. Other matters
   (1) Holders of H Shares are reminded that pursuant to the articles of association of the Company, the register of members of the Company will be closed from 21 May 2005 to 21 June 2005, both dates inclusive, during which period no transfer of any H Shares will be registered. Holders of H Shares, whose names appear on the register of members of the Company at the close of business on 20 May 2005 are entitled to attend and vote at the H Shares Class Meeting.
   (2) Every shareholder of the Company entitled to attend and vote at the H Shares Class Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.
   (3) A proxy of a holder of H Shares may vote by hand or vote on a poll, but a holder of H Shares who has appointed more than one proxy may only vote on a poll.
   (4) To be valid, holders of H Shares must deliver the proxy form and, if such proxy is signed by a person on behalf of his appointer pursuant to a power of attorney or other authority, the power of attorney or other authority under which it is signed or a certified copy of that power or authority (such certification to be made by a notary) to the Company's H Share registrar, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, in not less than 24 hours before the time scheduled for holding the H Shares Class Meeting.
   (5) Shareholders of the Company who wish to attend the H Shares Class Meeting are required to return the notice of attendance to the Company's registered address at 8/F, No. 482, Guanganmennei Aveune, Xuanwu District, Beijing, the PRC. Postcode : 100053. Tel : (8610) 8358 1905, Fax : (8610) 8397 7083 or (8610) 8358 1907, on or before 31 May 2005 (3 weeks before the date of the H Shares Class Meeting). Completion and return of the proxy form and notice of attendance will not preclude a holder of H Shares from attending and voting at the H Shares Class Meeting in person.
   (6) The H Shares Class Meeting is expected to last for about half an hour. Holders of H Shares and their proxies attending the H Shares Class Meeting shall be responsible for their own travel and accommodation expenses.

As at the date of this notice, the directors of the Company are:-

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin*, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing*

* *independent non-executive directors*

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

Notice of Attendance for the H Shares Class Meeting

Name of shareholder *(Note 1)* ____________________

Number of shares held *(Note 2)* ____________________ H Shares

I/We intend to attend, or appoint a proxy (proxies) to attend the H Shares Class Meeting of Datang International Power Generation Co., Ltd. (the "Company") to be held at the Company's Conference Room No. 804, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China at 11:00 a.m. on Tuesday, 21 June 2005.

Notes:

1. Name(s) registered in the register of members to be inserted in block letters.
2. Please insert the number of H Shares registered under your name(s).
3. This notice, when duly completed and signed, is required to be delivered to the Company's registered address at 8/F, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China. Postcode : 100053, by hand, post, cable or fax on or before 31 May 2005. Tel: (8610) 83581905 Fax: (8610) 83977083 or (8610) 83581907.

Signature(s): ____________________

Date: ____________________ 2005

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2004

NOTICE IS HEREBY GIVEN that the annual general meeting of Datang International Power Generation Co., Ltd. (the "Company") for the year 2004 (the "2004 AGM") will be held at the Company's Conference Room No. 804, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China at 9:00 a.m. on 21 June 2005 for the purposes of considering and, if thought fit, passing the following resolutions:

A. Ordinary Resolutions:

1. to consider and approve the report of the board of directors of the Company for the year 2004;
2. to consider and approve the report of the supervisory committee of the Company for the year 2004;
3. to consider and approve the audited financial statement of the Company for the year 2004;
4. to consider and approve the budget of the Company for the year 2005;
5. to consider and approve the profit distribution plan of the Company for the year 2004;
6. to consider and approve the proposed re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Company Limited and PricewaterhouseCoopers as the Company's domestic and international auditors respectively and to authorise the board of directors of the Company to fix their remunerations;
7. to consider and approve the investment plans of the Company;
8. to consider and approve the remuneration scheme for the directors and supervisors of the Company;
9. to consider and approve any proposals put forward by shareholder(s) holding 5% or more of the total number of shares of the Company with voting rights.

B. Special Resolutions:

1. to consider and approve the proposal of amending the articles of association of the Company (note 1);

2. to consider and approve the proposed granting of an unconditional general mandate to the board of directors of the Company (the "Board") to issue, allot and deal with any additional new shares of up to 20% of the total number of shares in issue (note 2);

3 (a) conditional on the passing of the special resolution numbered 3(b) below, to consider and approve the proposed refreshment of the validity period of all relevant resolutions relating to the A Shares Issue (as defined below) (save as the Private Placement Arrangements (as defined below)) in the same structure and manner and in essentially identical terms as those considered and passed at the extraordinary general meeting ("2004 EGM") and the class shareholders meeting of the Company for each of the holders of H shares and holders of domestic shares of the Company ("2004 CSMs") held on 22 June 2004 for a further one year commencing from the date of the passing of this special resolution and the authorisation of the Board to make the final decision, do all acts and sign all such agreements and/or documents as the Board deems necessary for completing the A Shares Issue (save as the Private Placement Arrangements) (note 3);

   (b) conditional on the passing of the special resolution numbered 3(a) above, to consider and approve the proposed refreshment of the validity period of the Private Placement Arrangements (as defined below) approved at the 2004 EGM and 2004 CSMs for a further one year commencing from the date of the passing of this special resolution and the authorisation of the Board to make the final decision, do all acts and sign all such agreements and/or documents as the Board deems necessary for completing the Private Placement Arrangements (note 3).

4. to consider and approve any proposal put forward by shareholder(s) holding 5% or more of the total number of shares of the Company wilth voting rights (if any).

By order of the Board
Yang Hongming
Company Secretary

Beijing, the People's Republic of China, 5 May 2005

Notes:

1. Amendments to the articles of association of the Company ("Articles of Association").

   A new paragraph to be inserted after the end of article 1 of the original Articles of Association as follows:

   "Pursuant to the Notice of Related Matters Concerning the Merger and Reorganisation of Beijing International Power Development and Investment Company and Beijing Integrated Investment Company (關於北京國際電力開發投資公司與北京市綜合投資公司合併重組相關問題的通知) (Document Jing Guo Zi Gai Fa Zi No. 2004 45) issued by State-Owned Assets Supervision and Administration Commission of Beijing Municipal Government (北京市人民政府國有資產監督管理委員會), Beijing Energy Investment Holding Company Limited (北京能源投資(集團)有限公司) ("Beijing Investment Company") was established by way of the merger and reorganisation of Beijing International Power Development and Investment Company (國際電力開發投資公司) and Beijing Integrated Investment Company (北京市綜合投資公司). The 13.0% stake in the Company held by the original Beijing International Power Development and Investment Company was transferred to Beijing Investment Company."

2. An unconditional general mandate to be granted to the Board to issue new shares of the Company of up to 20% of the total number of shares of the Company in issue is proposed as follows:

   (a) subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the amount of additional domestic shares or overseas-listed foreign invested shares ("H Shares") (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or part of a dividend on shares in accordance with the Articles of Association or otherwise, shall not exceed 20% of each of the Company's existing domestic shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

   (d) for the purpose of this special resolution:
   "Relevant Period" means the period from the passing of this special resolution until the earlier of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the 12 months period following the passing of this special resolution; and

      (iii) the revocation or variation of the authority given to the Board under this special resolution by a resolution of the Company's shareholders in general meetings.

   "Rights Issue" means an offer of shares open for a period fixed by the Board to holders of shares of the Company on the register of members on a fixed record date in proportion of their then holdings of such shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory

applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

3. At the 2004 EGM and the 2004 CSMs, the resolutions in relation to the Company's application for the issue of not more than 1,000,000,000 Renminbi ("RMB") denominated ordinary shares of RMB1.00 each ("A Shares"), comprising a private placing of not more than 301,704,761 A Shares and 92,358,600 A Shares to China Datang Corporation and Tianjin Jinneng Investment Company (the "Private Placement Arrangments") and a public offer of not more than 605,936,639 A Shares to natural persons and institutional investors within the PRC (except those prohibited by PRC laws and regulations) (the "Public Subscription Tranche")(collectively, the "A Shares Issue") were considered and approved. The Board was authorised to make all decisions in relation to the A Shares Issue which was valid for one year from the date of the 2004 EGM and the 2004 CSMs, expiring on 21 June 2005. As at the date hereof, the A Shares Issue is not completed. The Board resolved to seek approval from the shareholders of the Company to refresh the validity period of the A Shares Issue and the authorisation of the Board to do all act as the Board sees fit for a further period of one year.

4. Other Matters

   (1) Holders of H Shares should note that, pursuant to the Articles of Association, no transfer of H Shares will be registered from 21 May 2005 to 21 June 2005, both dates inclusive. Holder of H shares whose names are registered in the register of members at the close of business on 20 May 2005 are entitled to attend and vote at the 2004 AGM.

   (2) Any shareholder of the Company entitled to attend and vote at the 2004 AGM is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

   (3) If more than one proxy are appointed to attend the meeting, the voting rights can only be exercised by way of poll.

   (4) If the proxy form of a holder of H Shares is signed by any person other than the shareholder of the Company, the power of attorney or other authority should be notarially certified. To be valid, notarially certified copy of the power of attorney or other authority, together with the proxy form, must be deposited at the Company's H share registrar, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the holding of the 2004 AGM.

   (5) If the proxy form of a holder of domestic shares of the Company is signed by any person other than the shareholder of the Company, the power of attorney or other authority should be notarially certified. To be valid, notarially certified copy of the power of attorney or other authority, together with the proxy form, must be deposited at the Company at 8/F, No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China. Postcode: 100053, not less than 24 hours before the holding of the 2004 AGM.

   (6) Shareholders of the Company who intend to attend the 2004 AGM are required to send the Notice of Attendance to the registered address of the Company by hand, post, cable or fax on or before 31 May 2005. Completion and return of the Notice of Attendance will not affect the right of shareholders of the Company to attend the 2004 AGM.

   (7) The 2004 AGM is expected to last for half a day. Shareholders of the Company or their proxies (if any) attending the 2004 AGM shall be responsible for their own travel and accommodation expenses.

Registered Address of the Company:
8/F, No. 482, Guanganmennei Avenue,
Xuanwu District, Beijing,
The People's Republic of China
Postcode: 100053

Tel: (8610) 83581905 Fax: (8610) 83977083 or (8610) 83581907

As at the date of this notice, the directors of the Company are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin*, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing*

* *independent non-executive Directors*

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

Notice of Attendance for the Annual General Meeting

Name of shareholder *(Note 1)* ______________________________

Number of shares held *(Note 2)* ______________________________

domestic shares/ ______________________________ H shares

I/We intend to attend, or appoint a proxy (proxies) to attend the annual general meeting of the Company to be held at the Company's Conference Room No. 804, No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China at 9:00 a.m. on Tuesday, 21 June 2005.

Notes:

1. Name(s) registered in the register of members to be inserted in block letters.
2. Please insert the number of shares registered under your name(s).
3. This notice, when duly completed and signed, is required to be delivered to the Company's registered address at 8/F., No. 482 Guanganmennei Avenue, Xuanwu District, Beijing, the People's Republic of China. Postcode: 100053, by hand, post, cable or fax on or before 31 May 2005. Tel: (8610) 83581905 Fax: (8610) 83977083 or (8610) 83581907

Signature(s): ______________________________

Date: ______________________________ 2005

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

PROPOSED ISSUE OF A SHARES IN THE PRC
CONNECTED TRANSACTION
AND
CLOSURE OF THE COMPANY'S REGISTER OF MEMBERS

As mentioned in the announcement dated 6 May 2004 issued by the Company and the Company's circular dated 27 May 2004, the Company intended to apply to the CSRC for the issue of not more than one billion A Shares. The proposed A Shares Issue was conditionally approved by the shareholders of the Company by way of special resolutions at the 2004 EGM and by holders of H Shares and domestic shares of the Company in the respective 2004 CSM. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2004 EGM and the 2004 CSMs, each expiring on 21 June 2005.

As at the date of this announcement, the Company had applied to the CSRC for the A Shares Issue and the CSRC had indicated on 1 April 2005 its acceptance to review such application. The A Shares Issue is, as at the date hereof, not completed and the Company will endeavour to complete the A Shares Issue as soon as practicable. In the circumstances, the Board has resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2004 AGM and the 2005 CSMs, to refresh for a one-year period all relevant resolutions relating to the A Shares Issue in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs.

As each of CDGC and TJIC is the substantial shareholder of the Company holding approximately 35.43% and 10.84% of its entire issued share capital, respectively, as at the date of this announcement, the extension of the validity period of a further one year for each of the Private Placement Arrangements constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. In this regard, the Board has appointed the Independent Board Committee to consider and advise the independent shareholders of the Company, for the purpose of considering the special resolution to be sought at the 2004 AGM to refresh for a one-year period the relevant resolution regarding the proposed issue of A Shares to each of CDGC and TJIC under the Private Placement Arrangements and has appointed an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on this matter.

The Company will soon issue and despatch to its shareholders the notice convening the 2004 AGM and the 2005 CSMs, together with the reply slip for attendance and proxy form, and a circular containing, among other things, information about the A Shares Issue, the recommendations of the Independent Board Committee and the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

Shareholders of the Company whose names appear on the H Share register of members of the Company at the close of business on 20 May 2005 are entitled to attend and vote at the 2004 AGM and the 2005 CSMs. The H Share register of members of the Company will be closed from 21 May 2005 to 21 June 2005, both days inclusive, during which period no transfer of any H Share will be registered. Holders of the H Shares intending to attend the 2004 AGM and/or the 2005 CSM should have lodged their respective instrument(s) of transfer and the relevant share certificate(s) to Computershare Hong Kong Investor Services Limited, the H Share registrar of the Company, by 4:00p.m. on Friday, 20 May 2005.

Pursuant to the announcement of the Company dated 28 March 2005, the Board has recommended a dividend of RMB0.22 per share for the year ended 31 December 2004, which will be paid on 30 June 2005. Holders of H Shares whose names appear on the H Share register of members of the Company at the close of business on Friday, 20 May 2005 are entitled to such dividends.

INTRODUCTION

As mentioned in the announcement dated 6 May 2004 issued by the Company and the Company's circular dated 27 May 2004, the Company intended to apply to the CSRC for the issue of not more than 1 billion A Shares. The proposed A Shares Issue and the ancillary matters (including the proposed amendments to be made to the articles of association of the Company in connection with, and to cater for, the A Shares Issue) were conditionally approved by way of special resolutions at the 2004 EGM and the 2004 CSMs. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2004 EGM and the 2004 CSMs, each expiring on 21 June 2005.

As at the date of this announcement, the Company had applied to the CSRC for the A Shares Issue and the CSRC had indicated on 1 April 2005 its acceptance to review such application. The A Shares Issue is, as at the date hereof, not completed, and the Company will endeavour to complete the A Shares Issue as soon as practicable. In the circumstances, the Board has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2004 AGM and the 2005 CSMs, to approve the following:

(a) conditional on the passing of the resolution as set out in paragraph (b) below, to refresh the validity period of all relevant resolutions relating to the A Shares Issue and referred to in special resolutions numbered 1 (save as the Private Placement Arrangements) in the notice of the 2004 EGM and the 2004 CSMs, both dated 6 May 2004 issued by the Company in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs for a further one year; and

(b) conditional on the passing of the resolution as set out in paragraph (a) above, to refresh the validity period of the Private Placement Arrangements considered and passed at the 2004 EGM and the 2004 CSMs for a further one year.

CDGC and TJIC and their respective associates will abstain from voting on the resolution set out in paragraph (b) above at the 2004 AGM.

PROPOSED A SHARES ISSUE

Structure of the A Shares Issue

The proposed structure of the A Shares Issue is set out below:

(1) Type of securities to be issued: RMB denominated ordinary shares of the Company.

(2) Number of A Shares to be issued: Not more than 1 billion A Shares, the exact number of which shall be determined by the Board as proposed to be authorised by the shareholders of the Company at the 2004 AGM and the 2005 CSMs.

(3) Par value: RMB1.00 per share.

(4) Target subscribers: The A Shares will be issued in two tranches, namely, to (a) the existing holders of domestic shares of the Company through the Private Placement Arrangements; and (b) natural persons and institutional investors (except those prohibited by PRC laws or regulations) within the PRC through the Public Subscription Tranche, who are not connected persons (as defined in the Listing Rules) of the Company.

(i) Private Placement Arrangements

CDGC and TJIC, part of the existing holders of domestic shares of the Company, intended to subscribe at the same issue price as the A Shares to be issued under the Public Subscription Tranche for not more than 301,704,761 and 92,358,600 A Shares (based on the issue of 1 billion A Shares), respectively, representing approximately 30.17% and 9.24% of the total number of A Shares to be issued (based on the issue of 1 billions A Shares), respectively. If the total number of A Shares to be issued is less than 1 billion, the number of A Shares to be placed to each of CDGC and TJIC will be adjusted accordingly with reference to the total number of A Shares to be issued. Such A Shares will not be listed and traded on the Shanghai Stock Exchange for the time being.

The extension of the validity period for each of the Private Placement Arrangements to CDGC and TJIC constitutes connected transaction of the Company under the Listing Rules, which is subject to the approval by the Independent Shareholders at the 2004 AGM.

(ii) Public Subscription Tranche

The Company intends to issue not more than 605,936,639 A Shares (based on the issue of 1 billion A Shares) to natural persons and institutional investors (except those prohibited by PRC laws or regulations) within the PRC.

(5) Issue price and pricing process: The issue price of the A Shares will be determined in accordance with strict market principles based on the PRC securities market condition at the time when the A Shares Issue takes place. The final issue price as well as the pricing mechanism will, as may be required under the relevant PRC laws and regulations, be subject to be approved by all relevant PRC regulatory authorities including the CSRC.

(6) Use of proceeds: It is intended that not more than RMB6 billion will be raised from the A Shares Issue and the proceeds therefrom are intended to be used as follows:

(a) approximately RMB261 million to complete the Datang Shentou power generation project;

(b) approximately RMB113 million to complete the Datang Liancheng power generation project;

(c) approximately RMB321 million to complete the Datang Honghe power generation project;

(d) approximately RMB854 million to complete the Datang Pengshui hydropower generation project;

(e) approximately RMB547 million to complete phase III of the Datang Tuoketuo power generation project;

(f) approximately RMB1,089 million to complete the Datang Chaozhou power generation project;

(g) approximately RMB235 million to complete phase I of the Datang Ningde power generation project; and

(h) approximately RMB506 million to complete phase I of the Datang Wushashan power generation project.

The remaining balance of the proceeds from the A Shares Issue, if any, will be used as working capital of the Company and to development other projects to be approved by the Board and the relevant government authorities in the PRC and further announcement will be made in compliance with the Listing Rules as and when required. To the extent that the proceeds of the A Shares Issue are not sufficient to fund the above projects, the Company will use its internal resources if necessary.

Further details in respect of the use of proceeds will be disclosed in the circular to be despatched to the shareholders of the Company.

Shareholders' approvals passed at the 2004 EGM and the 2004 CSMs and the refreshment of such approvals

The A Shares Issue and all ancillary matters (including the proposed amendments to be made to the articles of association of the Company in connection with, and to cater for, the A Shares Issue) were conditionally approved by way of special resolutions passed at the 2004 EGM and the 2004 CSMs. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2004 EGM and the 2004 CSMs, both expiring on 21 June 2005.

As at the date of this announcement, the Company had applied to the CSRC for the A Shares Issue and the CSRC had indicated on 1 April 2005 its acceptance to review such application. The A Shares Issue is, as at the date hereof, not completed, and the Company will endeavour to complete the A Shares Issue as soon as practicable. In the circumstances, the Board has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2004 AGM and the 2005 CSMs, to approve the following:

(a) conditional on the passing of the resolution as set out in paragraph (b) below, to refresh the validity period of all relevant resolutions relating to the A Shares Issue and referred to in special resolutions numbered 1 (save as the Private Placement Arrangements) in the notice of the 2004 EGM and the 2004 CSMs, both dated 6 May 2004 issued by the Company, in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs for a further one year; and

(b) conditional on the passing of the resolution as set out in paragraph (a) above, to refresh the validity period of the Private Placement Arrangements considered and passed at the 2004 EGM and the 2004 CSMs for a further one year.

CDGC and TJIC and their respective associates will abstain from voting on the resolution set out in paragraph (b) above at the 2004 AGM.

REASONS FOR AND BENEFITS OF THE A SHARES ISSUE

The Directors believe that with the proceeds raised from the A Share Issue, the Company could further develop its business in the development, construction and operation of power plants in the PRC. The A Shares Issue will also provide the Company with an alternative channel to raise further capital and will enhance the shareholders base and enlarge the capital base of the Company. It will also enhance the profile of the Company in the PRC.

EFFECTS OF THE A SHARES ISSUE ON THE COMPANY'S CAPITAL STRUCTURE

Set out below is a summary of the changes in the shareholding percentage of the Company prior to and immediately upon completion of the A Shares Issue based on the assumption that the entire 1 billion A Shares will be issued and the Convertible Bond issued by the Company will be fully converted into 215,812,558 H Shares (based on the conversion price of HK$5.558 per H Share) immediately upon completion of the A Shares Issue:

Type of shares	Prior to the A Shares Issue	Shareholding percentage (%) (approximate)	Immediately upon completion of the A Shares Issue	Shareholding Percentage (%) (approximate)
1. *Unlisted domestic shares :*				
CDGC	1,828,768,200	35.43	2,130,472,961 (1)	33.40
BEIH	671,792,400	13.01	671,792,400	10.53
HCIC	671,792,400	13.01	671,792,400	10.53
TJIC	559,827,000	10.84	652,185,600 (2)	10.22
2. *Listed Shares :*				
A Shares held by public	–	–	605,936,639	9.50
H Shares held by public	1,430,669,000	27.71	1,646,481,558 (3)	25.81
Total	5,162,849,000	100.00	6,378,661,558	100.00

Notes:

(1) Include the 301,704,761 A Shares to be issued under the Private Placement Arrangements.

(2) Include the 92,358,600 A Shares to be issued under the Private Placement Arrangements.

(3) Include the Convertible Bond issued by the Company assumed to be fully converted into 215,812,558 H Shares.

Set out below is a summary of the changes in the shareholding percentage of the Company prior to and immediately upon completion of the A Shares Issue based on the assumption that the entire one billion A Shares will be issued and no conversion of the Convertible Bond has taken place immediately upon completion of the A Shares Issue:

Type of shares	Prior to the A Shares Issue	Shareholding percentage (%) (approximate)	Immediately upon completion of the A Shares Issue	Shareholding Percentage (%) (approximate)
1. *Unlisted domestic shares:*				
CDGC	1,828,768,200	35.43	2,130,472,961 (1)	34.57
BEIH	671,792,400	13.01	671,792,400	10.90
HCIC	671,792,400	13.01	671,792,400	10.90
TJIC	559,827,000	10.84	652,185,600 (2)	10.58

2.	*Listed Shares:*				
	A Shares held by public	–	–	605,936,639	9.83
	H Shares held by public	1,430,669,000	27.71	1,430,669,000 [(3)]	23.21
	Total	5,162,849,000	100.00	6,162,849,000	100.00

Notes:

(1) Include the 301,704,761 A Shares to be issued under the Private Placement Arrangements.

(2) Include the 92,358,600 A Shares to be issued under the Private Placement Arrangements.

(3) Assuming no conversion of the Convertible Bond has taken place.

CONNECTED TRANSACTIONS

As at the date of this announcement, each of CDGC and TJIC holds approximately 35.43% and 10.84% of the issued share capital of the Company respectively and therefore each of them is a substantial shareholder of the Company (as defined in the Listing Rules). By virtue of these relationships, each of the Private Placement Arrangements constitutes connected transaction under Chapter 14A of the Listing Rules and is subject to the approval by the Independent Shareholders in the 2004 AGM.

In accordance with the Listing Rules, CDGC and TJIC and their respective associates will be abstained from voting in the resolution(s) regarding each of the Private Placement Arrangements.

2004 AGM AND 2005 CSMs AND CLOSURE OF THE REGISTER OF MEMBERS

The Board has resolved to convene the 2004 AGM to be held on 21 June 2005 to approve, among other things, (i) the Company's financial statements for the financial year ended 31 December 2004; and (ii) special resolutions to refresh for a one-year period all relevant resolutions relating to the A Shares Issue and referred to in special resolutions numbered 1 in the notice of 2004 EGM dated 6 May 2004 issued by the Company in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM, with, in respect of the relevant resolution regarding the Private Placement Arrangements, CDGC and TJIC and their respective associates abstaining from voting.

The Company will soon issue and despatch to its shareholders the notice convening the 2004 AGM and the 2005 CSMs, together with the reply slip for attendance and proxy form, and a circular containing, among other things, information about the A Shares Issue, the recommendations of the Independent Board Committee to the Independent Shareholders, for the purpose of considering the special resolutions to be sought at the 2004 AGM to refresh for a one-year period the relevant resolution relating to each of the Private Placement Arrangements under the proposed A Shares Issue, on the terms of such proposed issue of A Shares to each of CDGC and TJIC, and the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

Shareholders whose names appear on the H Share register of members of the Company at the close of business on 20 May 2005 are entitled to attend and vote at the 2004 AGM and the 2005 CSMs. The Company's H Share register of members will be closed from 21 May 2005 to 21 June 2005, both days inclusive, during which period no transfer of any H Share will be registered. Shareholders of the H Shares intending to attend the 2004 AGM and/or the 2005 CSM should have lodged their respective instrument(s) of transfer and the relevant share certificate(s) to Computershare Hong Kong Investor Services Limited, the H Share registrar of the Company, by 4:00p.m. on 20 May 2005 (Friday).

Pursuant to the announcement of the Company dated 28 March 2005, the Board has recommended a dividend of RMB0.22 per share for the year ended 31 December 2004, which will be paid on 30 June 2005. Holders of H Shares whose names appear on the H Share register of members of the Company at the close of business on Friday, 20 May 2005 are entitled to such dividends.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"2004 AGM"	the annual general meeting of the Company for the year ended 31 December 2004 proposed to be held on 21 June 2005
"2004 CSMs"	the class shareholders meeting of the Company for each of the holders of H Shares and holders of domestic shares of the Company held on 22 June 2004
"2004 EGM"	the extraordinary general meeting of the Company held on 22 June 2004
"2005 CSMs"	the class shareholders meeting of the Company for each of the holders of H Shares and holders of domestic shares of the Company proposed to be held on 21 June 2005

"A Share(s)"	the domestic ordinary share(s) of the Company with a nominal value of RMB1.00 each which are to be subscribed in RMB and are proposed to be issued by the Company to (i) part of the existing holders of domestic shares of the Company (in the form of unlisted domestic shares) and (ii) natural person and institutional investors in the PRC
"A Shares Issue"	the proposed issue of A Shares to (i) part of the existing holders of domestic shares of the Company (in the form of unlisted domestic shares) and (ii) natural person and institutional public investors in the PRC by the Company. The A Shares to be issued under the Public Subscription Tranche are proposed to be listed on the Shanghai Stock Exchange
"associates"	having the meaning ascribed to it under the Listing Rules
"BEIH"	Beijing Energy Investment Holding Company Limited (北京能源投資(集團)有限公司), is a substantial shareholder of the Company. Beijing Energy Investment Holding Company Limited is a state-owned enterprise resulted from the merger between the Company's original shareholder Beijing International Power Development Investment Company and Beijing Integrated Investment Company. Beijing International Power Development Investment Company originally held 13.01% of the Company's issued share capital, which is now being held by Beijing Energy Investment Holding Company Limited
"Board"	the board of Directors
"CDGC"	China Datang Corporation (中國大唐集團公司), a state-owned enterprise established under the laws of the PRC and is a substantial shareholder of the Company holding approximately 35.43% of the issued share capital of the Company
"Company"	Datang International Power Generation Co. Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H Shares of which are listed on the Hong Kong Stock Exchange and the London Stock Exchange
"Convertible Bond"	the convertible bond issued by the Company on 3 September 2003 which can be converted into new H Shares
"CSRC"	China Securities Regulatory Commission
"Directors"	the directors of the Company
"HCIC"	Hebei Construction Investment Company (河北省建設投資公司), a state-owned enterprise established under the laws of the PRC and a substantial shareholder of the Company holding approximately 13.01% of the issued share capital of the Company
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Hong Kong Stock Exchange and the London Stock Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Board Committee"	a committee of the Board, comprising the independent Directors, to be established for the purposes of advising the Independent Shareholders in respect of each of the Private Placement Arrangements
"Independent Shareholders"	shareholders of the Company other than CDGC and TJIC, their respective associates and any parties acting in concert with them
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"Private Placement Arrangements"	the proposed private placing of A Shares to CDGC and TJIC at the same issue price as the A Shares to be issued under the Public Subscription Tranche. Such A Shares will not be listed and traded on the Shanghai Stock Exchange for the time being

"PRC"	the People's Republic of China
"Public Subscription Tranche"	the public offer of A Shares to natural person and institutional investors in the PRC. Such A Shares are proposed to be listed on the Shanghai Stock Exchange
"RMB"	Renminbi, the lawful currency of the PRC
"TJIC"	Tianjin Jinneng Investment Company (天津市津能投資公司), a state-owned enterprise established under the laws of the PRC and a substantial shareholder of the Company holding approximately 10.84% of the issued share capital of the Company

By Order of the Board
Datang International Power Generation Co., Ltd.
Yang Hongming
Company Secretary

Beijing, the PRC, 4 May 2005

As at the date of this announcement, the Directors are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

PROPOSED ISSUE OF A SHARES IN THE PRC
CONNECTED TRANSACTION
AND
CLOSURE OF THE COMPANY'S REGISTER OF MEMBERS

As mentioned in the announcement dated 6 May 2004 issued by the Company and the Company's circular dated 27 May 2004, the Company intended to apply to the CSRC for the issue of not more than one billion A Shares. The proposed A Shares Issue was conditionally approved by the shareholders of the Company by way of special resolutions at the 2004 EGM and by holders of H Shares and domestic shares of the Company in the respective 2004 CSM. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2004 EGM and the 2004 CSMs, each expiring on 21 June 2005.

As at the date of this announcement, the Company had applied to the CSRC for the A Shares Issue and the CSRC had indicated on 1 April 2005 its acceptance to review such application. The A Shares Issue is, as at the date hereof, not completed and the Company will endeavour to complete the A Shares Issue as soon as practicable. In the circumstances, the Board has resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2004 AGM and the 2005 CSMs, to refresh for a one-year period all relevant resolutions relating to the A Shares Issue in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs.

As each of CDGC and TJIC is the substantial shareholder of the Company holding approximately 35.43% and 10.84% of its entire issued share capital, respectively, as at the date of this announcement, the extension of the validity period of a further one year for each of the Private Placement Arrangements constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. In this regard, the Board has appointed the Independent Board Committee to consider and advise the independent shareholders of the Company, for the purpose of considering the special resolution to be sought at the 2004 AGM to refresh for a one-year period the relevant resolution regarding the proposed issue of A Shares to each of CDGC and TJIC under the Private Placement Arrangements and has appointed an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on this matter.

The Company will soon issue and despatch to its shareholders the notice convening the 2004 AGM and the 2005 CSMs, together with the reply slip for attendance and proxy form, and a circular containing, among other things, information about the A Shares Issue, the recommendations of the Independent Board Committee and the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

Shareholders of the Company whose names appear on the H Share register of members of the Company at the close of business on 20 May 2005 are entitled to attend and vote at the 2004 AGM and the 2005 CSMs. The H Share register of members of the Company will be closed from 21 May 2005 to 21 June 2005, both days inclusive, during which period no transfer of any H Share will be registered. Holders of the H Shares intending to attend the 2004 AGM and/or the 2005 CSM should have lodged their respective instrument(s) of transfer and the relevant share certificate(s) to Computershare Hong Kong Investor Services Limited, the H Share registrar of the Company, by 4:00p.m. on Friday, 20 May 2005.

Pursuant to the announcement of the Company dated 28 March 2005, the Board has recommended a dividend of RMB0.22 per share for the year ended 31 December 2004, which will be paid on 30 June 2005. Holders of H Shares whose names appear on the H Share register of members of the Company at the close of business on Friday, 20 May 2005 are entitled to such dividends.

INTRODUCTION

As mentioned in the announcement dated 6 May 2004 issued by the Company and the Company's circular dated 27 May 2004, the Company intended to apply to the CSRC for the issue of not more than 1 billion A Shares. The proposed A Shares Issue and the ancillary matters (including the proposed amendments to be made to the articles of association of the Company in connection with, and to cater for, the A Shares Issue) were conditionally approved by way of special resolutions at the 2004 EGM and the 2004 CSMs. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2004 EGM and the 2004 CSMs, each expiring on 21 June 2005.

As at the date of this announcement, the Company had applied to the CSRC for the A Shares Issue and the CSRC had indicated on 1 April 2005 its acceptance to review such application. The A Shares Issue is, as at the date hereof, not completed, and the Company will endeavour to complete the A Shares Issue as soon as practicable. In the circumstances, the Board has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2004 AGM and the 2005 CSMs, to approve the following:

(a) conditional on the passing of the resolution as set out in paragraph (b) below, to refresh the validity period of all relevant resolutions relating to the A Shares Issue and referred to in special resolutions numbered 1 (save as the Private Placement Arrangements) in the notice of the 2004 EGM and the 2004 CSMs, both dated 6 May 2004 issued by the Company in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs for a further one year; and

(b) conditional on the passing of the resolution as set out in paragraph (a) above, to refresh the validity period of the Private Placement Arrangements considered and passed at the 2004 EGM and the 2004 CSMs for a further one year.

CDGC and TJIC and their respective associates will abstain from voting on the resolution set out in paragraph (b) above at the 2004 AGM.

PROPOSED A SHARES ISSUE

Structure of the A Shares Issue

The proposed structure of the A Shares Issue is set out below:

(1) Type of securities to be issued: RMB denominated ordinary shares of the Company.

(2) Number of A Shares to be issued: Not more than 1 billion A Shares, the exact number of which shall be determined by the Board as proposed to be authorised by the shareholders of the Company at the 2004 AGM and the 2005 CSMs.

(3) Par value: RMB1.00 per share.

(4) Target subscribers: The A Shares will be issued in two tranches, namely, to (a) the existing holders of domestic shares of the Company through the Private Placement Arrangements; and (b) natural persons and institutional investors (except those prohibited by PRC laws or regulations) within the PRC through the Public Subscription Tranche, who are not connected persons (as defined in the Listing Rules) of the Company.

(i) Private Placement Arrangements

CDGC and TJIC, part of the existing holders of domestic shares of the Company, intended to subscribe at the same issue price as the A Shares to be issued under the Public Subscription Tranche for not more than 301,704,761 and 92,358,600 A Shares (based on the issue of 1 billion A Shares), respectively, representing approximately 30.17% and 9.24% of the total number of A Shares to be issued (based on the issue of 1 billions A Shares), respectively. If the total number of A Shares to be issued is less than 1 billion, the number of A Shares to be placed to each of CDGC and TJIC will be adjusted accordingly with reference to the total number of A Shares to be issued. Such A Shares will not be listed and traded on the Shanghai Stock Exchange for the time being.

The extension of the validity period for each of the Private Placement Arrangements to CDGC and TJIC constitutes connected transaction of the Company under the Listing Rules, which is subject to the approval by the Independent Shareholders at the 2004 AGM.

(ii) Public Subscription Tranche

The Company intends to issue not more than 605,936,639 A Shares (based on the issue of 1 billion A Shares) to natural persons and institutional investors (except those prohibited by PRC laws or regulations) within the PRC.

(5) Issue price and pricing process: The issue price of the A Shares will be determined in accordance with strict market principles based on the PRC securities market condition at the time when the A Shares Issue takes place. The final issue price as well as the pricing mechanism will, as may be required under the relevant PRC laws and regulations, be subject to be approved by all relevant PRC regulatory authorities including the CSRC.

(6) Use of proceeds: It is intended that not more than RMB6 billion will be raised from the A Shares Issue and the proceeds therefrom are intended to be used as follows:

(a) approximately RMB261 million to complete the Datang Shentou power generation project;

(b) approximately RMB113 million to complete the Datang Liancheng power generation project;

(c) approximately RMB321 million to complete the Datang Honghe power generation project;

(d) approximately RMB854 million to complete the Datang Pengshui hydropower generation project;

(e) approximately RMB547 million to complete phase III of the Datang Tuoketuo power generation project;

(f) approximately RMB1,089 million to complete the Datang Chaozhou power generation project;

(g) approximately RMB235 million to complete phase I of the Datang Ningde power generation project; and

(h) approximately RMB506 million to complete phase I of the Datang Wushashan power generation project.

The remaining balance of the proceeds from the A Shares Issue, if any, will be used as working capital of the Company and to development other projects to be approved by the Board and the relevant government authorities in the PRC and further announcement will be made in compliance with the Listing Rules as and when required. To the extent that the proceeds of the A Shares Issue are not sufficient to fund the above projects, the Company will use its internal resources if necessary.

Further details in respect of the use of proceeds will be disclosed in the circular to be despatched to the shareholders of the Company.

Shareholders' approvals passed at the 2004 EGM and the 2004 CSMs and the refreshment of such approvals

The A Shares Issue and all ancillary matters (including the proposed amendments to be made to the articles of association of the Company in connection with, and to cater for, the A Shares Issue) were conditionally approved by way of special resolutions passed at the 2004 EGM and the 2004 CSMs. These resolutions were, in compliance with and as legally required under the relevant PRC laws, passed with effect for a period of one year from the date of the 2004 EGM and the 2004 CSMs, both expiring on 21 June 2005.

As at the date of this announcement, the Company had applied to the CSRC for the A Shares Issue and the CSRC had indicated on 1 April 2005 its acceptance to review such application. The A Shares Issue is, as at the date hereof, not completed, and the Company will endeavour to complete the A Shares Issue as soon as practicable. In the circumstances, the Board has, in compliance with the relevant PRC laws and regulations, resolved to seek approval from the Company's shareholders, by way of special resolutions to be sought at the 2004 AGM and the 2005 CSMs, to approve the following:

(a) conditional on the passing of the resolution as set out in paragraph (b) below, to refresh the validity period of all relevant resolutions relating to the A Shares Issue and referred to in special resolutions numbered 1 (save as the Private Placement Arrangements) in the notice of the 2004 EGM and the 2004 CSMs, both dated 6 May 2004 issued by the Company, in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM and the 2004 CSMs for a further one year; and

(b) conditional on the passing of the resolution as set out in paragraph (a) above, to refresh the validity period of the Private Placement Arrangements considered and passed at the 2004 EGM and the 2004 CSMs for a further one year.

CDGC and TJIC and their respective associates will abstain from voting on the resolution set out in paragraph (b) above at the 2004 AGM.

REASONS FOR AND BENEFITS OF THE A SHARES ISSUE

The Directors believe that with the proceeds raised from the A Share Issue, the Company could further develop its business in the development, construction and operation of power plants in the PRC. The A Shares Issue will also provide the Company with an alternative channel to raise further capital and will enhance the shareholders base and enlarge the capital base of the Company. It will also enhance the profile of the Company in the PRC.

EFFECTS OF THE A SHARES ISSUE ON THE COMPANY'S CAPITAL STRUCTURE

Set out below is a summary of the changes in the shareholding percentage of the Company prior to and immediately upon completion of the A Shares Issue based on the assumption that the entire 1 billion A Shares will be issued and the Convertible Bond issued by the Company will be fully converted into 215,812,558 H Shares (based on the conversion price of HK$5.558 per H Share) immediately upon completion of the A Shares Issue:

Type of shares	Prior to the A Shares Issue	Shareholding percentage (%) (approximate)	Immediately upon completion of the A Shares Issue	Shareholding Percentage (%) (approximate)
1. *Unlisted domestic shares :*				
CDGC	1,828,768,200	35.43	2,130,472,961 (1)	33.40
BEIH	671,792,400	13.01	671,792,400	10.53
HCIC	671,792,400	13.01	671,792,400	10.53
TJIC	559,827,000	10.84	652,185,600 (2)	10.22
2. *Listed Shares :*				
A Shares held by public	–	–	605,936,639	9.50
H Shares held by public	1,430,669,000	27.71	1,646,481,558 (3)	25.81
Total	5,162,849,000	100.00	6,378,661,558	100.00

Notes:

(1) Include the 301,704,761 A Shares to be issued under the Private Placement Arrangements.

(2) Include the 92,358,600 A Shares to be issued under the Private Placement Arrangements.

(3) Include the Convertible Bond issued by the Company assumed to be fully converted into 215,812,558 H Shares.

Set out below is a summary of the changes in the shareholding percentage of the Company prior to and immediately upon completion of the A Shares Issue based on the assumption that the entire one billion A Shares will be issued and no conversion of the Convertible Bond has taken place immediately upon completion of the A Shares Issue:

Type of shares	Prior to the A Shares Issue	Shareholding percentage (%) (approximate)	Immediately upon completion of the A Shares Issue	Shareholding Percentage (%) (approximate)
1. *Unlisted domestic shares:*				
CDGC	1,828,768,200	35.43	2,130,472,961 (1)	34.57
BEIH	671,792,400	13.01	671,792,400	10.90
HCIC	671,792,400	13.01	671,792,400	10.90
TJIC	559,827,000	10.84	652,185,600 (2)	10.58

2. *Listed Shares:*				
A Shares held by public	–	–	605,936,639	9.83
H Shares held by public	1,430,669,000	27.71	1,430,669,000 [3]	23.21
Total	5,162,849,000	100.00	6,162,849,000	100.00

Notes:

(1) Include the 301,704,761 A Shares to be issued under the Private Placement Arrangements.

(2) Include the 92,358,600 A Shares to be issued under the Private Placement Arrangements.

(3) Assuming no conversion of the Convertible Bond has taken place.

CONNECTED TRANSACTIONS

As at the date of this announcement, each of CDGC and TJIC holds approximately 35.43% and 10.84% of the issued share capital of the Company respectively and therefore each of them is a substantial shareholder of the Company (as defined in the Listing Rules). By virtue of these relationships, each of the Private Placement Arrangements constitutes connected transaction under Chapter 14A of the Listing Rules and is subject to the approval by the Independent Shareholders in the 2004 AGM.

In accordance with the Listing Rules, CDGC and TJIC and their respective associates will be abstained from voting in the resolution(s) regarding each of the Private Placement Arrangements.

2004 AGM AND 2005 CSMs AND CLOSURE OF THE REGISTER OF MEMBERS

The Board has resolved to convene the 2004 AGM to be held on 21 June 2005 to approve, among other things, (i) the Company's financial statements for the financial year ended 31 December 2004; and (ii) special resolutions to refresh for a one-year period all relevant resolutions relating to the A Shares Issue and referred to in special resolutions numbered 1 in the notice of 2004 EGM dated 6 May 2004 issued by the Company in the same structure and manner and in essentially identical terms as those considered and passed at the 2004 EGM, with, in respect of the relevant resolution regarding the Private Placement Arrangements, CDGC and TJIC and their respective associates abstaining from voting.

The Company will soon issue and despatch to its shareholders the notice convening the 2004 AGM and the 2005 CSMs, together with the reply slip for attendance and proxy form, and a circular containing, among other things, information about the A Shares Issue, the recommendations of the Independent Board Committee to the Independent Shareholders, for the purpose of considering the special resolutions to be sought at the 2004 AGM to refresh for a one-year period the relevant resolution relating to each of the Private Placement Arrangements under the proposed A Shares Issue, on the terms of such proposed issue of A Shares to each of CDGC and TJIC, and the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders.

Shareholders whose names appear on the H Share register of members of the Company at the close of business on 20 May 2005 are entitled to attend and vote at the 2004 AGM and the 2005 CSMs. The Company's H Share register of members will be closed from 21 May 2005 to 21 June 2005, both days inclusive, during which period no transfer of any H Share will be registered. Shareholders of the H Shares intending to attend the 2004 AGM and/or the 2005 CSM should have lodged their respective instrument(s) of transfer and the relevant share certificate(s) to Computershare Hong Kong Investor Services Limited, the H Share registrar of the Company, by 4:00p.m. on 20 May 2005 (Friday).

Pursuant to the announcement of the Company dated 28 March 2005, the Board has recommended a dividend of RMB0.22 per share for the year ended 31 December 2004, which will be paid on 30 June 2005. Holders of H Shares whose names appear on the H Share register of members of the Company at the close of business on Friday, 20 May 2005 are entitled to such dividends.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"2004 AGM"	the annual general meeting of the Company for the year ended 31 December 2004 proposed to be held on 21 June 2005
"2004 CSMs"	the class shareholders meeting of the Company for each of the holders of H Shares and holders of domestic shares of the Company held on 22 June 2004
"2004 EGM"	the extraordinary general meeting of the Company held on 22 June 2004
"2005 CSMs"	the class shareholders meeting of the Company for each of the holders of H Shares and holders of domestic shares of the Company proposed to be held on 21 June 2005

"A Share(s)"	the domestic ordinary share(s) of the Company with a nominal value of RMB1.00 each which are to be subscribed in RMB and are proposed to be issued by the Company to (i) part of the existing holders of domestic shares of the Company (in the form of unlisted domestic shares) and (ii) natural person and institutional investors in the PRC
"A Shares Issue"	the proposed issue of A Shares to (i) part of the existing holders of domestic shares of the Company (in the form of unlisted domestic shares) and (ii) natural person and institutional public investors in the PRC by the Company. The A Shares to be issued under the Public Subscription Tranche are proposed to be listed on the Shanghai Stock Exchange
"associates"	having the meaning ascribed to it under the Listing Rules
"BEIH"	Beijing Energy Investment Holding Company Limited (北京能源投資(集團)有限公司), is a substantial shareholder of the Company. Beijing Energy Investment Holding Company Limited is a state-owned enterprise resulted from the merger between the Company's original shareholder Beijing International Power Development Investment Company and Beijing Integrated Investment Company. Beijing International Power Development Investment Company originally held 13.01% of the Company's issued share capital, which is now being held by Beijing Energy Investment Holding Company Limited
"Board"	the board of Directors
"CDGC"	China Datang Corporation (中國大唐集團公司), a state-owned enterprise established under the laws of the PRC and is a substantial shareholder of the Company holding approximately 35.43% of the issued share capital of the Company
"Company"	Datang International Power Generation Co. Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H Shares of which are listed on the Hong Kong Stock Exchange and the London Stock Exchange
"Convertible Bond"	the convertible bond issued by the Company on 3 September 2003 which can be converted into new H Shares
"CSRC"	China Securities Regulatory Commission
"Directors"	the directors of the Company
"HCIC"	Hebei Construction Investment Company (河北省建設投資公司), a state-owned enterprise established under the laws of the PRC and a substantial shareholder of the Company holding approximately 13.01% of the issued share capital of the Company
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Hong Kong Stock Exchange and the London Stock Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Board Committee"	a committee of the Board, comprising the independent Directors, to be established for the purposes of advising the Independent Shareholders in respect of each of the Private Placement Arrangements
"Independent Shareholders"	shareholders of the Company other than CDGC and TJIC, their respective associates and any parties acting in concert with them
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"Private Placement Arrangements"	the proposed private placing of A Shares to CDGC and TJIC at the same issue price as the A Shares to be issued under the Public Subscription Tranche. Such A Shares will not be listed and traded on the Shanghai Stock Exchange for the time being

"PRC"	the People's Republic of China
"Public Subscription Tranche"	the public offer of A Shares to natural person and institutional investors in the PRC. Such A Shares are proposed to be listed on the Shanghai Stock Exchange
"RMB"	Renminbi, the lawful currency of the PRC
"TJIC"	Tianjin Jinneng Investment Company (天津市津能投資公司), a state-owned enterprise established under the laws of the PRC and a substantial shareholder of the Company holding approximately 10.84% of the issued share capital of the Company

By Order of the Board
Datang International Power Generation Co., Ltd.
Yang Hongming
Company Secretary

Beijing, the PRC, 4 May 2005

As at the date of this announcement, the Directors are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

ANNOUNCEMENT OF 2004 ANNUAL RESULTS

Operating and Financial Highlights

- On-grid electricity was approximately 52.45 million MWh, representing an increase of 35.70% over 2003
- Consolidated operating revenue amounted to approximately RMB13,584 million, representing an increase of 36.51% over 2003
- Consolidated net profit amounted to approximately RMB2,293 million, representing an increase of 26.54% over 2003
- Earnings per share amounted to approximately RMB0.44, representing an increase of approximately RMB0.09 per share over 2003
- The board of directors has recommended a dividend of RMB0.22 per share for the year ended 31 December 2004

I. COMPANY RESULTS

The board of directors (the "Board") of Datang International Power Generation Company Limited (the "Company") hereby announces the audited consolidated operating results of the Company and its subsidiaries prepared in conformity with the International Financial Reporting Standards for the year ended 31 December 2004 (the "Year"), together with the audited consolidated operating results of the corresponding period in 2003 (the "Previous Year") for comparison. Such operating results have been reviewed and confirmed by the Company's Audit Committee.

Consolidated operating revenue of the Company and its subsidiaries for the Year was approximately RMB13,584 million, representing an increase of approximately 36.51% as compared to the Previous Year. Consolidated net profit for the Year was approximately RMB2,293 million, representing an increase of approximately 26.54% as compared to the Previous Year. Earnings per share for the Year amounted to approximately RMB0.44, representing an increase of approximately RMB0.09 per share as compared to the Previous Year.

In view of the operating results of the Company during the Year, the Board has recommended a dividend of RMB0.22 per share for the Year.

Please refer to the audited consolidated income statement set out below for details of the operating results of the Company.

CONSOLIDATED INCOME STATEMENT

	Note	2004 RMB'000	2003 RMB'000
Operating revenue	2	**13,583,739**	9,950,564
Operating costs			
Local government surcharges		**(168,933)**	(125,390)
Fuel		**(4,951,410)**	(3,165,103)
Depreciation		**(2,086,882)**	(1,643,530)
Repairs and maintenance		**(544,386)**	(405,770)
Wages and staff welfare		**(873,380)**	(631,015)
Others		**(860,347)**	(824,075)
Total operating costs		**(9,485,338)**	(6,794,883)
Operating profit		**4,098,401**	3,155,681
Share of profit of associates		**(3,264)**	16,979
Interest income		**46,970**	41,395
Finance costs	3	**(478,755)**	(356,541)
Profit before taxation		**3,663,352**	2,857,514
Taxation	4	**(919,812)**	(988,947)
Profit before minority interests		**2,743,540**	1,868,567
Minority interests		**(450,956)**	(56,768)
Net profit		**2,292,584**	1,811,799
Proposed dividends	5	**1,135,827**	903,499
Earnings per share			
– basic (RMB)	6	**0.44**	0.35
– diluted (RMB)	6	**0.43**	0.35
Proposed dividend per share (RMB)	5	**0.22**	0.175

Notes:

1. **BASIS OF PRESENTATION**

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board.

The principal accounting policies adopted for the preparation of the consolidated financial statements for the year ended 31 December 2004 are consistent with those adopted for the preparation of the financial statements for the year ended 31 December 2003.

2. OPERATING REVENUE

	2004	2003
	RMB'000	*RMB'000*
Electricity	**13,555,492**	9,947,733
Heat	**28,247**	2,831
	13,583,739	9,950,564

Pursuant to the Power Purchase Agreements entered into between the Company and its subsidiaries and the regional or provincial grid companies, the Company and its subsidiaries are required to sell their entire net generation of electricity to these grid companies at an approved tariff rate as determined based on a regulatory process. For the year ended 31 December 2004, most of the electricity generated by the Company and its subsidiaries was sold to North China Grid Company Limited and its subsidiaries.

3. FINANCE COSTS

	2004	2003
	RMB'000	*RMB'000*
Interest expense	**491,254**	308,878
Exchange loss/(gain), net	**1,562**	(5,973)
Fair value (gain)/loss on an interest rate swap *(Note a)*	**(14,061)**	53,636
	478,755	356,541

(a) To hedge against its interest rate risk on long-term loans, Inner Mongolia Datang International Tuoketuo Power Generation Company Limited ("Datang Tuoketuo") has entered into an interest rate swap, which is carried at fair value. However, since the swap does not meet the definitions of an effective hedge under IAS 39, the change in its fair value is included in the income statement.

4. TAXATION

	2004	2003
	RMB'000	*RMb'000*
Current tax	**914,993**	919,398
Deferred tax	**4,819**	69,549
Tax charge	**919,812**	988,947

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items, which are not assessable or deductible for income tax purposes. Except for Datang Tuoketuo and Hebei Datang International Huaze Hydropower Development Company Limited ("Fengning Hydropower"), the applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33%.

Pursuant to document Guo Ban Fa [2001] 73 issued by State Council of PRC and document Cai Shui [2001] 202 issued by the State Administration of Taxation of PRC, Datang Tuoketuo, as an enterprise set up in the western area of PRC and engaged in a business encouraged by the State, has been granted a tax concession to pay PRC income tax at a preferential rate of 15% from 2001 to 2010. As a newly set up domestic invested enterprise engaged in power generation in the western area of PRC, Datang Tuoketuo is also exempted from PRC enterprise income tax during the first and second years of operation and has been granted a tax concession to pay PRC enterprise income tax at 50% of the preferential rate during the third to fifth year of operation. Datang Tuoketuo started commercial operation in 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2003 and 2004 are 15% and 0%, respectively.

Pursuant to document Ji Zheng Han [2003] 126 issued by People's Government of Hebei Province and document Ji Guo Shui Fa [2003] 179 issued by State Administration of Taxation of Hebei Province, Fengning Hydropower, as an enterprise set up in the autonomous county started from 1 January 2003, is exempted from PRC enterprise income tax during the first to third year since the first tax profit year and has been granted a tax concession to pay PRC enterprise income tax at 50% of the tax rate during the fourth to sixth year. Fengning Hydropower has the tax profit since the year 2003. The applicable PRC enterprise income tax rates approved by the local tax authority in 2003 and 2004 are 0%.

5. PROFIT APPROPRIATION

Dividends

On 28 March 2005, the Board of Directors proposed a dividend of RMB0.22 per share, totalling approximately RMB1,135,827,000 for the year ended 31 December 2004. The proposed dividends distribution is subject to the shareholders' approval in their next general meeting.

On 17 March 2004, the Board of Directors proposed a dividend of RMB0.175 per share, totalling approximately RMB903,499,000 for the year ended 31 December 2003. The proposed dividends distribution was approved by the shareholders in the general meeting dated 22 June 2004.

Statutory surplus reserve and statutory public welfare fund

In accordance with the relevant laws and regulations of the PRC and the Company and its subsidiaries' articles of association, the Company and its subsidiaries are required to appropriate 10% of its net profit, after offsetting any prior years' losses, to the statutory surplus reserve. When the balance of such reserve reaches 50% of the Company's share capital, any further appropriation is optional. Approximately RMB307,488,000 (2003 – RMB204,538,000) have been appropriated to statutory surplus reserve for the year ended 31 December 2004.

In accordance with the Company and its subsidiaries' articles of association, 5%-10% of its net profit is to be appropriated to a statutory public welfare fund. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company's employees such as construction of canteen and other staff welfare facilities. Title of these capital items will remain with the Company. This fund is non-distributable other than in liquidation. Approximately RMB259,052,000 (2003 – RMB201,130,000) have been appropriated to statutory public welfare fund for the year ended 31 December 2004.

Discretionary surplus reserve

On 28 March 2005, the Board of Directors proposed an appropriation of profit of approximately RMB1,281,777,000 to the discretionary surplus reserve for the year ended 31 December 2004 (2003 – RMB509,077,000). The proposed profit appropriation is subject to the shareholders' approval in their next general meeting.

On 17 March 2004, the Board of Directors proposed an appropriation of approximately RMB 509,077,000 to the discretionary reserve for the year ended 31 December 2003. The proposed profit appropriation was approved by the shareholders in their general meeting dated 22 June 2004.

6. EARNINGS PER SHARE AND DIVIDEND PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2004 was based on the net profit of approximately RMB2,292,584,000 (2003 – RMB1,811,799,000) and on the weighted average number of 5,162,849,000 shares (2003 – 5,162,849,000 shares) in issue during the year.

The diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The convertible debt is assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expenses less the tax effect.

	2004	2003
Net profit attributable to shareholder (RMB '000)	**2,292,584**	1,811,799
Interest expense on convertible debt (net of tax) (RMB '000)	**37,421**	11,587
Net profit used to determine diluted earnings per share (RMB '000)	**2,330,005**	1,823,386
Weighted average number of ordinary shares in issue (shares in thousand)	**5,162,849**	5,162,849
Adjustments for assumed conversion of convertible debt (shares in thousand)	**215,813**	66,813
Weighted average number of ordinary shares for diluted earnings per share (shares in thousand)	**5,378,662**	5,229,662
Diluted earnings per share (RMB)	**0.43**	0.35

Proposed dividends per share for the year ended 31 December 2004 were calculated based on the proposed dividends of approximately RMB1,135,827,000 (2003 – RMB903,499,000) divided by the number of 5,162,849,000 shares (2003 – 5,162,849,000 shares) in issue as at 31 December 2004.

II. MANAGEMENT DISCUSSION AND ANALYSIS

The Company is one of the largest independent power producers in China. It is engaged in the development and operation of power plants and the sale of electricity and thermal power to provide quality and reliable electricity to the community.

China has achieved a GDP growth of approximately 9.5% during the Year. Driven by domestic economic growth, power demand in China increased substantially. The nationwide power generation during the Year increased by approximately 14.8% as compared to the Previous Year. Total power generation of the Company and its subsidiaries during the Year increased by approximately 35.58% as compared to the Previous Year. Consolidated operating revenue for the Year increased by approximately 36.51% as compared to the Previous Year. While the Company continued to provide the Beijing-Tianjin-Tangshan Power Grid with quality electricity, with a stable operation of its subsidiary – Shanxi Datang International Yungang Thermal Power Company Limited ("Yungang Thermal Power Company") in Shanxi Province, the Shanxi Power Grid has become another service area of the Company during the Year.

1. Production

As at 31 December 2004, the installed capacity (managed capacity) of operating units owned by the Company and its subsidiaries was 10,410 MW. Total power generation of the Company and its subsidiaries for the Year amounted to approximately 55.853 million MWh, representing an increase of approximately 35.58% as compared to the Previous Year. Total on-grid electricity amounted to approximately 52.45 million MWh for the Year, representing an increase of approximately 35.7% over the Previous Year. The increases in power generation and on-grid electricity were mainly attributable to: (1) the continued increase in power demand – the nationwide power consumption increased by approximately 14.9% for the Year; (2) the increase in power generation capacity – with six units of the Company's subsidiaries put into operation during the Year, the managed capacity of the Company increased by 2,600 MW as compared to the Previous Year; (3) safe and stable operation of existing units at high operating levels – the equivalent availability factor reached approximately 93.96% during the Year, an increase of 0.7 percentage point over the Previous Year; and (4) secured fuel supply – the increase in power demand during the Year driven by substantial domestic economic growth had resulted in tension in coal supply. Under these unfavourable conditions, the Company and its subsidiaries proactively coordinate to cultivate diverse sources of coal supply and work closely with the mining and railway authorities. As such, the Company and its subsidiaries have secured sufficient coal supply for their power plants and ensured their normal operation.

Operating conditions of the Company and its subsidiaries' major power plants during the Year were as follows:

- The power generation of the Company's power plants, namely Gao Jing Power Plant, Dou He Power Plant, Zhang Jia Kou Power Plant and Xia Hua Yuan Power Plant, with a total installed capacity of 4,950 MW, was approximately 32.223 million MWh during the Year;
- The power generation of units 1 and 2 of Tianjin Datang International Panshan Power Generation Company Limited ("Panshan Power Company"), a subsidiary of the Company, with total installed capacity of 1,200 MW, was approximately 7.767 million MWh during the Year;
- Units 1 and 2 of Tuoketuo Power Company, a subsidiary of the Company, were put into operation last year whilst its Units 3 and 4 (2 x 600 MW) were put into operation in July and September 2004, respectively. Total installed capacity amounted to 2,400 MW. During the Year, total power generation amounted to 10.489 million MWh.
- Units 1 and 2 (2 x 300 MW) of Hebei Datang International Tangshan Thermal Power Company Limited ("Tangshan Thermal Power"), a subsidiary of the Company, were put into operation in January and September of the Year, respectively. The power generation of these units for the Year was approximately 2.113 million MWh;
- The power generation of units 1 and 2 of Fengning Hydropower, a subsidiary of the Company, with total installed capacity of 20 MW, was approximately 22 million kWh for the Year;
- The power generation of Yungang Thermal Power Company, with total installed capacity of 440 MW, was approximately 3.12 million MWh for the Year;

- Unit 1 (300 MW) of Gansu Datang International Liancheng Power Generation Company Limited ("Liancheng Power Company") was put into operation in December 2004, the power generation of the unit was approximately 119 million kWh for the Year.

While endeavouring to increase power generation, the Company also put a strong emphasis on the implementation of environmental protection improvement projects in accordance with the State's environmental protection requirements. A three-year plan for environmental protection has been formulated. During the Year, the Company has implemented wet flue gas desulfurization projects for number 1-4 boilers of Gao Jing Power Plant, number 7 and 8 boilers of Dou He Power Plant, as well as desulfurization projects for Tangshan Thermal Power Unit 1. During the Year, the Company invested approximately RMB251 million in the environmental protection related projects.

2. Operational Management

The Company and its subsidiaries achieved consolidated operating revenue of approximately RMB13,584 million during the Year, representing an increase of approximately 36.51% as compared to the Previous Year, and consolidated net profit of approximately RMB2,293 million for the Year, representing an increase of 26.54% as compared to the Previous Year.

The increases in consolidated operating revenue and consolidated net profit were attributable to the following:

(1) On-grid electricity increased – During the Year, the installed capacity of the Company's new generation units which have commenced on-grid generation increased by 2,600 MW as compared to the Previous Year, resulting in an increase in the utilization rate of the Company's power generation units by 455 hours as compared to the Previous Year. As a result, on-grid electricity increased by approximately 35.7% as compared to the Previous Year and the electricity revenue increased by approximately RMB3,551 million.

(2) Electricity tariffs adjusted upward – With the new tariff policy implemented by the State, the Company proactively made appropriate coordination on various fronts. As a result, the average tariff of the Company's power units which have commenced commercial operation increased by approximately RMB1.07/MWh as compared to the Previous Year, contributing to the corresponding increase in electricity revenue of approximately RMB57 million.

(3) Commitment to stringent cost control – During the Year, the Company conscientiously implemented the economic-target accountability system, verified diligently financial budgets and strengthened procedures control, thereby effectively controlling various expenses. During the Year, expenses per unit of power generated including maintenance, water expenses, materials, depreciation and other expenses were reduced when compared to the Previous Year.

(4) Energy conservation measures – The Company further invested in technology during the Year, focusing on enhancing power units' operating efficiencies by reducing electricity usage rate, water and oil consumption for power plants. During the Year, the coal consumption for power generation of the operating units was reduced by 4.1g/kWh, while consolidated consumption rate of the plants decreased by 0.2 percentage point over the Previous Year.

(5) Reasonable adjustment of power generation structure - With the increase in power demand, coal supply for power generation was tight and fuel prices were on the rise throughout the Year. Amid these unfavourable conditions, in addition to the measures taken to ensure stable coal supply, the Company made appropriate adjustments to its structure of power generation by using power units with larger capacities and low fuel costs to generate more and stable electricity. During the Year, Tuoketuo Power Company which owns four 600 MW units (total 2,400 MW) and enjoys low fuel costs, and the mine-mouth power station, Yungang Thermal Power Company in Shanxi Province which owns two 220 MW units, operated steadily and cost-efficiently that helped prevent a significant increase in unit fuel cost of the Company. Eventually, the unit fuel cost of the Company and its subsidiaries rose by approximately RMB11.91/MWh, representing an increase of 14.54%, which was lower than the industry level.

3. Business Expansion

The construction projects of the Company and its subsidiaries progressed smoothly during the Year. The two 600 MW units (a total of 1,200 MW) of Tuoketuo Power Company, two 300 MW units (a total of 600 MW) of Tangshan Thermal Power, one 300 MW unit of Liancheng Power Company and one 500 MW unit of Shenxi Datang Shentou Power Generation Company Limited ("Shentou Power Company") were put into operation. Breakthroughs were made in both construction and pre-construction projects, ensuring a continued growth in the production capacity of the Company and its subsidiaries.

(1) Major business expansion activities of the Company and its subsidiaries were as follows:

- Units 1 and 2 (2 x 300 MW) of Tangshan Thermal Power were put into operation in January and September of the Year, respectively;
- Units 3 and 4 (2 x 600 MW) of Tuoketuo Power Company were put into operation in July and September of the Year, respectively;
- Unit 1 (300 MW) of Liancheng Power Company was put into operation in December of the Year;
- Unit 1 (500 MW) of Shentou Power Company was put into operation in December of the Year;
- During the Year, Units 1 and 2 (2 x 300 MW) of Yunnan Datang International Honghe Power Generation Company Limited ("Honghe Power Company") which was held by the Company with a controlling interest, commenced construction.

(2) The following projects under construction are expected to commence operation in 2005:

- Units 5 and 6 (2 x 600 MW), which are under construction, of Tuoketuo Power Company;
- Unit 2 (500 MW), which is under construction, of Shentou Power Company;
- Unit 2 (300 MW), which is under construction, of Liancheng Power Company;
- Unit 1 (50 MW), which is under construction, of Yunnan Datang Nalan Hydropower Development Company Limited ("Nalan Hydropower Company");
- Unit 1 (60 MW) of Yayangshan Hydropower Project , which is under construction, of Yunnan Datang Lixianjiang Hydropower Development Company Limited ("Lixianjiang Company").

(3) Pre-construction works progressed effectively, of which:

- The development right for Zhejiang Wushashan Power Generation Project located in Wushashan of Zhejiang Province has been obtained in 2003. Preparations for the construction of two 600 MW coal-fired units of Phase I are underway;
- Chongqing Datang International Pengshui Hydropower Development Company Limited planned to construct five 350 MW hydropower units in the downstream area of Wujiang, Pengshui County, Chongqing City, in the east of the main Chongqing Grid. The project proposal has been approved by the National Development and Reform Commission during the Year. Preparations for the construction are underway;
- During the Year, The Company has also entered into investment agreements with other parties. Pursuant to which the Company will invest 51% to build, with controlling interests, the Yin Pan Hydropower Project (600 MW) and the Bai Ma Hydropower Project (350 MW) in the downstream area of Wu Jiang Gan Liu in Chongqing city;
- The Company has started preliminary construction works in areas where there are market advantages including Guangdong, Fujian and Zhejiang provinces and made material progress.

(4) While actively expanding its principal business, the Company has also devoted great efforts to exploring new fuel resources:

- During the Year, the Company and other parties jointly established Tong Mei Datang Ta Shan Coal Company Limited ("Tong Mei Datang") in which the Company held 28% equity interest. As such, the Company will be involved in the exploration of Ta Shan Coal Mine through Tong Mei Datang with an aim to benefit from the coal mine resources concerned so as to secure coal supply for its power plants;

- With the approval by the Board, the Company plans to solely develop the No.2 open-air mine located in the eastern district of Shengli Coal Mine in Xilinhaote City, Inner Mongolia. The open-air mine's planned production capacity will reach 30 million tons per annum.

4. Financial Analysis

(1) Operating Results

During the Year, the Company and its subsidiaries achieved consolidated net profit of approximately RMB2,293 million, representing an increase of approximately 26.54% as compared to the Previous Year; earnings per share for the Year was approximately RMB0.44, representing an increase of approximately RMB0.09 per share as compared to the Previous Year.

- Operating revenue: consolidated operating revenue of the Company and its subsidiaries for the Year amounted to approximately RMB13,584 million, representing an increase of approximately RMB3,633 million or 36.51% as compared to the Previous Year. The increase in consolidated operating revenue was mainly resulted from increasing on-grid electricity and average on-grid tariffs. On-grid electricity rose approximately 35.70% as compared to the Previous Year, adding approximately RMB3,551 million to electricity revenue. As the government announced a new tariff policy, the average tariff of commercial operating units increased by approximately RMB1.07/kWh as compared to the Previous Year, contributing to the increase of RMB57 million in electricity revenue accordingly.
- Operating costs: consolidated operating costs of the Company and its subsidiaries for the Year amounted to RMB9,485 million, representing an increase of approximately RMB2,690 million or 39.60% as compared to the Previous Year. Amongst this increase, actual fuel costs were approximately RMB4,951 million, approximately RMB1,786 million or 56.44% higher as compared to the Previous Year. Increase in fuel costs was mainly attributable to the increases in on-grid electricity and unit fuel costs. The increase in on-grid electricity led to a corresponding rise of RMB1,128 million in fuel costs, and the increase in unit fuel cost led to a corresponding increase in total fuel costs of RMB629 million. Fuel costs of thermal supply increased approximately RMB29 million as compared to the corresponding period of the Previous Year. Depreciation of fixed assets for the Year increased by approximately RMB443 million or 26.98% as compared to the Previous Year, mainly because of additional depreciation of new power units.
- Finance costs: Finance costs for the Year increased by approximately RMB122 million or 34.28%, as compared to the Previous Year, which was mainly attributable to the fact that Tuoketuo Power Company, Tangshan Thermal Power and Liancheng Power Company commenced commercial operation and thus their interest expenses ceased to be capitalised and charged to profit and loss. As such, interest expenses increased by approximately RMB182 million as compared to the Previous Year. In addition, due to the changes in the fair value of the interest rate swap contracts, the gain on the fair value concerned for the Year was approximately RMB14 million, comparing to the loss of RMB54 million in the Previous Year, which led to a decrease in finance costs by approximately RMB68 million.

(2) Financial Position

As at 31 December 2004, total consolidated assets of the Company and its subsidiaries amounted to approximately RMB49,475 million, representing an increase of approximately RMB13,931 million as compared to the Previous Year. Total consolidated liabilities amounted to approximately RMB30,396 million, representing an increase of approximately RMB11,814 million as compared

to the Previous Year. Minority interests amounted to approximately RMB1,969 million, representing an increase of approximately RMB728 million as compared to the Previous Year. Shareholders' equity amounted to approximately RMB17,110 million, representing an increase of approximately RMB1,389 million as compared to the Previous Year. The increase in total assets mainly resulted from the implementation of the expansion strategy by the Company and its subsidiaries and the corresponding increase in investments in construction-in-progress.

(3) Liquidity

As at 31 December 2004, the asset-to-liability ratio (i.e. the ratio between total liabilities and total assets, excluding minority interests) for the Company and its subsidiaries was approximately 61.44%, representing an increase of 9.16 percentage points comparing to the Previous Year. The net debt-to-equity ratio (i.e. (total loans + convertible bonds – cash and cash equivalents – short-term bank deposits with a maturity of over three months – investment held for trading)/ shareholders' equity) was approximately 131.16%, representing an increase of 70.09 percentage points comparing to the Previous Year.

(4) Cash

As at 31 December 2004, total cash and cash equivalents and bank deposits with a maturity of over 3 months of the Company and its subsidiaries amounted to approximately RMB3,672 million, among which the equivalent of approximately RMB1,465 million was in foreign currencies. The Company and its subsidiaries had no entrusted deposits or overdue fixed deposit during the Year.

(5) Loan

As at 31 December 2004, short-term loans of the Company and its subsidiaries amounted to approximately RMB5,980 million and bore annual interest rates ranging from 2.88% to 5.84%. Long-term loans (excluding those due within 1 year) amounted to approximately RMB17,949 million and long-term loans due within 1 year amounted to approximately RMB1,107 million at annual interest rates ranging from 2.03% to 6.12%, of which equivalent to approximately RMB3,893 million was denominated in United States Dollars. The Company and its subsidiaries pay regular and active attention to foreign exchange market fluctuations and constantly assess foreign currency risks.

As at 31 December 2004, North China Grid Company Limited ("NCG", former North China Power Group Company) and some minority shareholders of the Company's subsidiaries provided guarantees for the loans of the Company and its subsidiaries amounting to approximately RMB8,192 million. Pursuant to the Entities Transfer Agreement between China Datang Corporation ("CDT") and NCG, CDT will assume all of NCG's obligations in relation to the guarantees provided for the Company and its subsidiaries. The legal procedures of this arrangement were still in the process as at 31 December 2004.

The Company had not provided any guarantee in whatever forms for any other company apart from its subsidiaries and associates.

5. Outlook for 2005

According to forecast, China will continue to achieve steady economic growth in 2005. Power demand in the Company's service area is expected to grow more than 10%. Tension in power supply provides new business opportunities to the Company and its subsidiaries. With Liancheng Power Company, a subsidiary of the Company, put into operation in February 2005 and its transmission of electricity to the Gansu Power Grid, the service areas of the Company has been extended to the Gansu Power Grid in addition to the Beijing-Tianjin-Tangshan Power Grid and the Shanxi Power Grid, thereby enhancing the Company's abilities in risk resistance and sustainable development. During the Year, the National Development and Reform Commission has announced the new tariff policy. The implementation of such policy will reasonably compensate the fuel costs of the Company and its subsidiaries. With more power units commencing operation within the coming year, the Company's profitability will be steadily enhanced. However, operating conditions in 2005 are not so optimistic. The rise in fuel costs and

stricter requirements for environment protection may affect the earnings of the Company. As such, the Company will strive to strengthen its management and overcome these unfavourable factors, aiming at increasing production and revenue and achieving better economic effectiveness. In 2005, the Company will focus on the following:

1. Actively pursue business expansion, continue pre-construction works and identify as well as create development opportunities.
2. Actively identify different financing channels that would lower the Company's capital costs and appropriately rationalise its capital structure to prepare for future financing requirements arising from the Company's rapid business expansion.
3. Continue to enhance its construction works to ensure that Units 5 and 6 (2 x 600 MW) of Tuoketuo Power Company, Unit 2 (500 MW) of Shentou Power Company, Unit 2 (300 MW) of Liancheng Power Company, Unit 1 (60 MW) of Yayangshan Hydropower Project of Lixianjiang Company and Unit 1 (50 MW) of Nalan Hydropower Company will be put into operation in 2005. The Company also strives to control project costs and ensure project quality so as to provide solid foundations for enhancing the Company's competitiveness in future.
4. Improve overall safety standard of all generating units by enhancing scientific and standardised production management; strengthening repair and maintenance and technical management, with special emphasis on appropriate arrangements of overhaul programmes to improve the quality of repair and maintenance works; and enhancing maintenance of equipment to eliminate defects and hazards that might affect the safe and stable operation.
5. Ensure fuel supply for the Company and its subsidiaries' operating plants by enhancing fuel management and procurement; optimising allocation of coal resources and railway transport capacity; effectively handling external coordination with mining and rail authorities; and organising deployment plans for coal. To expand actively but prudently the power generation-coal consumption asset chain of the Company in an effort to increase the proportion of controllable coal resources so that coal for power generation can be secured.
6. Enhance efforts in cost management and explore new sources for revenue and opportunities for cost saving, secure growth in sales revenue by increasing power generation, raising tariffs and optimising on-grid electricity structures.

III. SHARE CAPITAL AND DIVIDENDS

(1) Share Capital

No new shares were issued by the Company during the Year. As at 31 December 2004, the total share capital of the Company was 5,162,849,000 shares, divided into 5,162,849,000 shares of RMB1.00 each.

(2) Substantial Shareholders

During the Year, the following persons (other than a director, chief executive or supervisor of the Company) have interests or short positions in the shares or underlying shares as recorded in the register required to be kept by the Company pursuant to section 336 of the Securities and Futures Ordinance (Chapter 571) of the Law of Hong Kong.

Name of shareholder	Class of shares	Number of shares	Percentage of share capital held (%)
China Datang Corporation	Domestic Shares *	1,828,768,200	35.43
Beijing International Power Development and Investment Company	Domestic Shares *	671,792,400	13.01
Hebei Construction Investment Company	Domestic Shares *	671,792,400	13.01
Tianjin Jinneng Investment Company	Domestic Shares *	559,827,000	10.84

* *Shareholders own interest in the long position*

(3) Dividends

The Board has declared dividends of RMB0.22 per share for the Year. Dividends to be distributed to domestic shareholders will be declared in and paid by RMB, while those to be distributed to foreign shareholders will be declared in RMB but paid in Hong Kong Dollar. Hong Kong Dollar exchange rate for the purpose of dividends payment shall be based on the average of the closing rates of the Hong Kong Dollar/RMB exchange rates quoted by the People's Bank of China on each business day within the week immediately prior to payment. The dividends will be paid on 30 June 2005.

(4) Shareholdings of Directors and Supervisors

During the Year, none of the directors, supervisors, senior executives of the Company or their connected parties held or effectively owned any interests or short position in the shares, underlying share or debenture of the Company or any of its associated corporations (as defined in the Securities and Futures Ordinance), nor were they granted any rights to subscribe for or acquire any share or debt equity of the Company or any of its associated corporations.

IV. SIGNIFICANT EVENTS

Approval was given to the Board regarding the offering of not more than 1 billion A shares at the 2004 Extraordinary General Meeting, H Shares Class Meeting and Domestic Shares Class Meeting, which were held on 22 June 2004.

V. PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Year, the Company has not purchased, sold or redeemed any of its listed securities.

VI. CODE OF BEST PRACTICE

During the Year, the Company has complied with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

By Order of the Board
Zhai Ruoyu
Chairman

Beijing, the People's Republic of China, 28 March 2005

As at the date of this announcement, the Directors are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

The 2004 annual report of the Company containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

Please also refer to the published version of this announcement in South China Morning Post.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **DATANG INTERNATIONAL POWER GENERATION CO., LTD.**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

DISCLOSEABLE TRANSACTION

12 January 2005

CONTENT

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Board"	the board of Directors
"Chongqing Dingtai"	Chongqing Dingtai Energy (Group) Co., Ltd. (重慶鼎泰能源(集團)有限公司), a third party which is not a connected person of the Company and is independent of the Company and its connected persons, is principally engaged in the production, development and sale of electricity and power equipment
"Chongqing Shipping"	Chongqing Shipping Development Co., Ltd. (重慶航運建設發展有限公司), a third party which is not a connected person of the Company and is independent of the Company and its connected persons, is principally engaged in the investments on the construction, operation and management of transportation related facilities in major rivers in Chongqing Municipality
"Company"	Datang International Power Generation Co., Ltd. (大唐國際 發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC on 13 December 1994, the H Shares of which are listed on the Stock Exchange and the London Stock Exchange
"connected person"	has the meaning ascribed to it under the Listing Rules
"Datang Wudian"	Chongqing Datang International Wulong Hydropower Development Co., Ltd. (重慶大唐國際武隆水電開發有限公司)
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Stock Exchange and the London Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Investment Agreement"	the investment agreement dated 21 December 2004 entered into between the Company, Chongqing Shipping and Chongqing Dingtai in respect of the investment in the Wujiang Hydropower Project by establishing Datang Wudian
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wujiang Hydropower Project"	Chongqing Wujiang Grade 11 Hydropower Project (重慶烏江十一級水電工程) which is planned to consist of two hydropower projects, namely, Yinpan hydropower project (which consists of hydropower generating units with a total installed capacity of 600MW) and Baima hydropower project (which consists of hydropower generating units with a total installed capacity of 350MW)



大唐国际发电股份有限公司
DATANG INTERNATIONAL POWER GENERATION CO., LTD.
(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

Executive Directors:
Mr. Zhang Yi
Mr. Yang Hongming

Non-executive Directors:
Mr. Zhai Ruoyu *(Chairman)*
Mr. Hu Shengmu
Mr. Kou Bingen
Mr. Liu Haixia
Ms. Guan Tiangang
Mr. Su Tiegang
Mr. Ye Yonghui
Mr. Tong Yunshang

Independent non-executive Directors:
Mr. Xie Songlin
Mr. Xu Daping
Mr. Liu Chaoan
Mr. Yu Changchun
Mr. Xia Qing

Registered office:
No. 482 Guanganmennei Ave.
Xuanwu District
Beijing, 100053
PRC

Principal place of business in Hong Kong:
c/o Simmons & Simmons
35th Floor, Cheung Kong Center,
2 Queen's Road Central
Central
Hong Kong

12 January 2005

To the shareholders of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 24 December 2004, the Board announced that on 21 December 2004, the Company entered into the Investment Agreement with Chongqing Shipping and Chongqing Dingtai for the purposes of planning, constructing and operating the Wujiang Hydropower Project by establishing Datang Wudian. Pursuant to the Investment Agreement, the Company, Chongqing Shipping and Chongqing Dingtai agreed to contribute to the registered capital of Datang Wudian in the proportion of 51%, 24.5% and 24.5%, respectively.

The Investment Agreement entered into by the Company constitutes a discloseable transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with further information regarding the Investment Agreement.

INVESTMENT AGREEMENT

Date

21 December 2004

Parties

The Company

Chongqing Shipping

Chongqing Dingtai

Major terms of the Investment Agreement

Pursuant to the Investment Agreement, the Company, Chongqing Shipping and Chongqing Dingtai agreed to contribute to the registered capital of Datang Wudian in the proportion of 51%, 24.5% and 24.5%, respectively.

According to the Investment Agreement, all funds required for the construction of the Wujiang Hydropower Project will be funded by the registered capital of Datang Wudian and third party borrowings in the PRC and in which case, each of the Company, Chongqing Shipping and Chongqing Dingtai will severally guarantee such borrowings in proportion to their respective capital contribution in Datang Wudian if so required. In the event of any further capital contribution or guarantee of borrowings by the Company, it will comply with the relevant requirements under the Listing Rules if and when necessary.

The Investment Agreement has no long-stop date.

Condition precedent

The Investment Agreement will become effective when the respective party to the Investment Agreement has obtained their internal approvals (e.g. board of directors) for the investments under the Investment Agreement which, as at the date of this circular, have all been obtained. The Wujiang Hydropower Project is subject to the approvals from relevant PRC authority(ies) and the application for the business license of Datang Wudian is in process.

Information relating to Wujiang Hydropower Project

The Wujiang Hydropower Project is located at the lower stream of Wujiang river in Chongqing Municipality and is planned to consist of two hydropower projects, namely, Yinpan hydropower project (which consists of hydropower generating units with a total installed capacity of 600MW) and Baima hydropower project (which consists of hydropower generating units with a total installed capacity of 350MW). According to the Investment Agreement, Datang Wudian will first begin with the preparation work of the Yinpan hydropower project. The total investment of the Yinpan hydropower project will be approximately RMB5,000,000,000 (the final amount of the investment is subject to the approval of the relevant PRC authorities). As regards to Baima hydropower project, preliminary study will be conducted and the amount of investment is yet to be determined.

Information relating to Datang Wudian

The initial registered capital of Datang Wudian is RMB50,000,000, which is subject to increase in line with the funding requirements for the construction of the Wujiang Hydropower Project. According to the Investment Agreement, the final registered capital of Datang Wudian will be 20% of the total investment of the Wujiang Hydropower Project. The parties to the Investment Agreement will contribute in cash to the registered capital of Datang Wudian in proportion to their respective capital contribution in Datang Wudian and the initial registered capital of Datang Wudian will be contributed by the respective party in cash at the time of establishment of Datang Wudian which is expected to be in or around March 2005. The Company will be responsible to contribute 51% (i.e. RMB25,500,000) of the initial registered capital of Datang Wudian and such contribution will be funded by internal resources of the Company. It is anticipated that the board of directors of Datang Wudian will consist of nine members, of which five members will be nominated by the Company.

REASONS FOR AND BENEFITS OF ENTERING INTO THE INVESTMENT AGREEMENT

The Board believes that in view of the strong growth of demand of electricity and shortage of fuel supply in the PRC, the investment by the Company in Wujiang Hydropower Project would enable the Company to develop and enhance its business in the Chongqing area, to improve the existing electricity generating sources mix between coal-fired and hydropower, to lower the risk of fuel supply, and to enhance the profitability and lower the operating cost of the Company as a whole.

The terms and conditions of the Investment Agreement are determined after arm's length negotiation and the Directors (including the independent non-executive Directors) believe that the terms and conditions of the Investment Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

INFORMATION RELATING TO THE PARTIES TO THE INVESTMENT AGREEMENT

The Company is engaged in the development and operation of power plants, the sale of heat and electricity, and the repair and maintenance of power equipment and power related technical services. To the best of the Directors' knowledge, information and belief and having made all reasonable enquiries, each of Chongqing Shipping and Chongqing Dingtai and their respective ultimate beneficial owner is a third party which is not a connected person of the Company and is independent of the Company and its connected person.

Chongqing Shipping is principally engaged in the investments on the construction, operation and management of transportation related facilities in major rivers in Chongqing Municipality.

Chongqing Dingtai is principally engaged in the production, development and sale of electricity and power equipment.

GENERAL

No gain or loss by the Company will arise as a result of the establishment of Datang Wudian upon completion of the Investment Agreement.

Upon the establishment of Datang Wudian, it will become a subsidiary of the Company and thus, it will contribute its turnover to the Company. The results of Datang Wudian will be consolidated into the results of the Company and the assets and liabilities of Datang Wudian will be included in the consolidated accounts of the Company.

According to the Listing Rules, as each of the assets ratio and the consideration ratio (both as defined in Rule 14.07(1) of the Listing Rules) is more than 5% but less than 25%, the Investment Agreement constitutes a discloseable transaction for the Company which is subject to the notification and publication requirements as set out in Rules 14.34 to 14.39 of the Listing Rules.

Your attention is drawn to the information set out in the appendix to this circular.

By Order of the Board
Datang International Power Generation Co., Ltd.
Yang Hongming
Company Secretary

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information relating to the Company contained in this circular and confirm, having made all reasonable enquiries that to the best of their knowledge and belief, there are no other matters the omission of which would make any statement in this circular relating to the Company misleading.

DISCLOSURE OF INTERESTS

Directors, chief executive and supervisors of the Company

As at 7 January 2005, none of the Directors, chief executive or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive or supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

Substantial shareholders of the Company

As at 7 January 2005, so far as the Directors are aware, each of the following persons, not being a Director, chief executive or supervisor of the Company, had an interest in the Company's shares which falls to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of shareholder	Type of shares	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued domestic shares	Approximate percentage of shareholding in the total issued H Shares	Short position
China Datang Corporation *(Note 1)*	Domestic	1,828,768,200	35.43	49	–	–
Beijing International Power Development and Investment Company *(Note 2)*	Domestic	671,792,400	13.01	18	–	–
Hebei Construction Investment Company *(Note 3)*	Domestic	671,792,400	13.01	18	–	–
Tianjin Jinneng Investment Company *(Note 4)*	Domestic	559,827,000	10.84	15	–	–

Notes:

1. Each of Mr. Zhai Ruoyu, Mr. Hu Shengmu and Mr. Kou Bingen, all non-executive Director, is an employee of China Datang Corporation.

2. Each of Mr. Liu Haixia and Ms. Guan Tiangang, both non-executive Director, is an employee of Beijing International Power Development and Investment Company.

3. Each of Mr. Su Tiegang and Mr. Ye Yonghui, both non-executive Director, is an employee of Hebei Construction Investment Company.

4. Mr. Tong Yunshang, a non-executive Director, is an employee of Tianjin Jinneng Investment Company.

Save as disclosed above and so far as the Directors are aware, as at 7 January 2005, no other person had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Listing Rules) of the Company.

INTEREST IN CONTRACT

As at 7 January 2005, none of the Directors or the Company's supervisors was materially interested in any contract or arrangement subsisting as at the date of this circular which is significant to the business of the Group.

SERVICE CONTRACTS

As at 7 January 2005, none of the Directors, proposed directors (if any) or supervisors of the Company had any existing or proposed service contract with member of the Group (excluding contracts expiring or determinable by the Company within one year without payment of compensation (other than statutory compensation)).

DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at 7 January 2005, none of the Directors and the directors of the respective Company's associates has interests in the businesses, other than being a Director or a director of the respective Company's associates, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company and the Company's associates as required to be disclosed pursuant to the Listing Rules.

LITIGATION

No member of the Company and its subsidiaries is at present engaged in any litigation or arbitration of material importance to the Company and its subsidiaries and no litigation or claim of material importance to the Company and its subsidiaries is known to the Directors or the Company to be pending or threatened by or against any member of the Company and its subsidiaries.

MISCELLANEOUS

(a) The English text of this circular shall prevail over the Chinese text.

(b) The registered and head office of the Company is situated at No. 482, Guanganmennei Avenue, Xuanwu District, Beijing, the PRC.

(c) The place of business of the Company in Hong Kong is at c/o Simmons & Simmons, 35th Floor, Cheung Kong Center, 2 Queen's Road Central, Central, Hong Kong.

(d) The Hong Kong share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(e) The secretary of the Company is Mr. Yang Hongming, who is a senior economist and was graduated from North China Power College.

(f) The Company has yet to appoint a qualified accountant as required under Rule 3.24 of the Listing Rules.



大唐国际发电股份有限公司

DATANG INTERNATIONAL POWER GENERATION CO., LTD.

(a sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 991)

CONNECTED TRANSACTION

Promotors Agreement

Pursuant to the Promotors Agreement, the Company, CDGC, Huayin Power, Guangxi Guiguan Power, Anhui Power, Datang Heilongjiang Power, Datang Jilin Power, Datang Gansu Power, Datang Shanxi Power, Datang Hebei Power, Longtan Hydropower, China National Power Resources and Datang Power Fuel have agreed to jointly establish China Datang Finance Co. China Datang Finance Co. will be owned as to 20% by the Company, 52.5% by CDGC and 2.5% by each of the Other Contracting Parties.

Connected transaction of the Company

As at the date of the Promotors Agreement, CDGC owns 35.43% interests in the Company, 43.54% interests in Huayin Power and more than 50% in each of the remaining Other Contracting Parties. In this regard, CDGC and the Other Contracting Parties are connected persons of the Company. Accordingly, the Promotors Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) is less than 2.5%, the Promotors Agreement is only subject to the reporting and announcement requirements set out in Chapter 14A of the Listing Rules. Relevant details will also be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

PROMOTORS AGREEMENT

Date

31 December 2004

Parties

The Company, CDGC, Huayin Power, Guangxi Guiguan Power, Anhui Power, Datang Heilongjiang Power, Datang Jilin Power, Datang Gansu Power, Datang Shanxi Power, Datang Hebei Power, Longtan Hydropower, China National Power Resources and Datang Power Fuel

Major terms of the Promotors Agreement

Subject:	Establishment of China Datang Finance Co. which is subject to the approval of the relevant PRC authorities including SAIC. No condition precedent is attached to the Promotors Agreement
Registered capital of China Datang Finance Co.:	RMB500,000,000.00
Shareholdings of China Datang Finance:	China Datang Finance Co. will be owned as to 20% by the Company, 52.5% by CDGC and 2.5% by each of the Other Contracting Parties

Rights and obligations:	Each of the shareholders of China Datang Finance Co. shall contribute to the registered capital in cash pro rata to their respective interests in China Datang Finance Co. and in accordance with the timing of the approval process by the relevant government authorities in the PRC. On this basis, the Company shall contribute RMB100 million to the registered capital of China Datang Finance Co. Such sum will be paid out of the internal resources of the Company and the date of payment will be at the time the establishment of China Datang Finance Co. is approved by the relevant PRC authorities, which is expected to be around the end of April 2005
Scope of business of China Datang Finance Co.:	China Datang Finance Co. will provide financial services, including, but not limited to, corporate finance advices, credit verification, insurance agency services, capital financing, guarantee and all other services approved by China Banking Regulatory Commission

REASONS FOR ENTERING INTO THE PROMOTORS AGREEMENT

The purpose of entering into the Promotors Agreement and establishing China Datang Finance Co. is to provide the Company with various financial services including corporate finance advices, credit verification, insurance agency services, capital financing, guarantee and all other services approved by China Banking Regulatory Commission with a view to providing flexibility to the Company's financing means and enhancing its investments capability for supporting the rapid development and future plans of the Company. On this basis, the Directors, including the independent non-executive Directors, believe that the entering into the Promotors Agreement is in the best interest of the Company. Upon the incorporation of China Datang Finance Co., China Datang Finance Co. will become an associated company of the Company and a subsidiary of CDGC. China Datang Finance Co. will also become a connected person as defined in the Listing Rules and any financial services provided by China Datang Finance Co. to the Company in future will constitute connected transaction which should be subject to the requirements set out in Chapter 14A of the Listing Rules.

The Directors, including the independent non-executive Directors, believe that the terms of the Promotors Agreement are fair and reasonable as far as the Company's shareholders are concerned.

CONNECTED TRANSACTION

As at the date of the Promotors Agreement, CDGC owns 35.43% interests in the Company, 43.54% interests in Huayin Power and more than 50% in each of the remaining Other Contracting Parties. In this regard, CDGC and the Other Contracting Parties are connected persons of the Company. Accordingly, the Promotors Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Listing Rules) is less than 2.5%, the Promotors Agreement is only subject to the reporting and announcement requirements set out in Chapter 14A of the Listing Rules. Relevant details of the Promotors Agreement will also be included in the next published annual report and accounts of the Company in accordance with Rule 14A.45 of the Listing Rules.

INFORMATION RELATING TO THE COMPANY

The principal business of the Company includes the development and operation of power plants, the sale of heat and electricity, and the repair and maintenance of power equipment and power-related technical services.

DEFINITIONS

For the purposes of this announcement, capitalised terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Anhui Power"	Anhui Electric Power Co., Ltd. (安徽電力股份有限公司), a subsidiary of CDGC which is principally engaged in the business of developing and generating electricity, thermal power and other ancillary products

"CDGC"	China Datang Corporation (中國大唐集團公司), a state-owned enterprise established under the laws of the PRC and is a substantial shareholder of the Company holding approximately 35.43% of the issued share capital of the Company. The principal business activities of CDGC include the development, investment, construction and management of power plants.
"China Datang Finance Co."	China Datang Finance Co., Ltd. (中國大唐集團財務有限責任公司)
"China National Power Resources"	China National Water Resources & Electric Power Materials & Equipment Co., Ltd. (中國水利電力物資有限公司), a subsidiary of CDGC which is principally engaged in the business of investing hydro and thermal power enterprises, selling fuel supply and equipment and import and export of its products
"Company"	Datang International Power Generation Co., Ltd. (大唐國際發電股份有限公司), a sino-foreign joint stock limited company incorporated in the PRC in 13 December 1994, the H Shares of which are listed on the Stock Exchange and the London Stock Exchange
"Datang Gansu Power"	Datang Gansu Power Generation Co., Ltd. (大唐甘肅發電有限公司), a wholly-owned subsidiary of CDGC which is principally engaged in the business of generating and selling electricity and thermal power
"Datang Hebei Power"	Datang Hebei Power Generation Co., Ltd. (大唐河北發電有限公司), a wholly-owned subsidiary of CDGC which is principally engaged in the business of developing, investing and selling electricity and thermal power
"Datang Heilongjiang Power"	Datang Heilongjiang Power Generation Co., Ltd. (大唐黑龍江發電有限公司), a wholly-owned subsidiary of CDGC which is principally engaged in the business of generating and selling electricity and thermal power
"Datang Jilin Power"	Datang Jilin Power Generation Co., Ltd. (大唐吉林發電有限公司), a wholly-owned subsidiary of CDGC which is principally engaged in the business of generating and selling electricity and thermal power
"Datang Power Fuel"	Datang Power Fuel Co., Ltd. (大唐電力燃料有限公司), a wholly-owned subsidiary of CDGC which is principally engaged in the business of fuel processing, selling, transporting and storing
"Datang Shanxi Power"	Datang Shanxi Power Generation Co., Ltd. (大唐陝西發電有限公司), a wholly-owned subsidiary of CDGC which is principally engaged in the business of generating and selling electricity, thermal power and other ancillary products
"Directors"	directors of the Company
"Guangxi Guiguan Power"	Guangxi Guiguan Electric Power Co., Ltd. (廣西桂冠電力股份有限公司), a subsidiary of CDGC which is principally engaged in the business of developing and managing various types of power plants
"H Shares"	the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and are listed on the Stock Exchange and the London Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Huayin Power"	Hunan Huayin Power Co., Ltd. (湖南華銀電力股份有限公司), a company that is principally engaged in the business of power generation
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"London Stock Exchange"	The London Stock Exchange Limited
"Longtan Hydropower"	Longtan Hydropower Development Co., Ltd. (龍灘水電開發有限公司), a subsidiary of CDGC which is principally engaged in the business of investing, constructing, operating and managing hydropower plants
"Other Contracting Parties"	Huayin Power, Guangxi Guiguan Power, Anhui Power, Datang Heilongjiang Power, Datang Jilin Power, Datang Gansu Power, Datang Shanxi Power, Datang Hebei Power, Longtan Hydropower, China National Power Resources and Datang Power Fuel
"PRC"	the People's Republic of China
"Promotors Agreement"	the promotors agreement dated 31 December 2004 entered into between the Company, CDGC, Huayin Power, Guangxi Guiguan Power, Anhui Power, Datang Heilongjiang Power, Datang Jilin Power, Datang Gansu Power, Datang Shan'xi Power, Datang Hebei Power, Longtan Hydropower, China National Power Resources and Datang Power Fuel in respect of the establishment of China Datang Finance Co.
"RMB"	Renminbi, the lawful currency of the PRC
"SAIC"	State Administration for Industry and Commerce of the PRC (中國國家工商行政管理總局)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to it under the Companies Ordinance (Chapter 32 Laws of Hong Kong)

By Order of the Board
Yang Hongming
Company Secretary

Beijing, the PRC, 11 January 2005

As at the date of this announcement, the Directors are:–

Zhai Ruoyu, Zhang Yi, Hu Shengmu, Kou Bingen, Yang Hongming, Liu Haixia, Guan Tiangang, Su Tiegang, Ye Yonghui, Tong Yunshang, Xie Songlin, Xu Daping*, Liu Chaoan*, Yu Changchun* and Xia Qing**

* *independent non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post dated 12 January 2005.